      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 9, 2001
                                                      REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-1
                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933
                         ------------------------------

                                RAM ENERGY, INC.
             (Exact name of registrant as specified in its charter)

              DELAWARE                                1311                               52-1535102
  (State or other jurisdiction of         (Primary Standard Industrial                (I.R.S. Employer
   incorporation or organization)         Classification Code Number)              Identification Number)

                       5100 EAST SKELLY DRIVE, SUITE 650
                             TULSA, OKLAHOMA 74135
                                 (918) 663-2800

         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                JOHN M. LONGMIRE
   SENIOR VICE PRESIDENT AND CHIEF FINANCIAL OFFICER, TREASURER AND SECRETARY
                       5100 EAST SKELLY DRIVE, SUITE 650
                             TULSA, OKLAHOMA 74135
                                 (918) 663-2800

           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                         ------------------------------

                                   COPIES TO:

           THEODORE M. ELAM, ESQ.                               RICHARD J. WILKIE, ESQ.
                McAfee & Taft                          Akin, Gump, Strauss, Hauer & Feld, L.L.P.
         A Professional Corporation                        1900 Pennzoil Place - South Tower
       211 North Robinson, Suite 1000                            711 Louisiana Street
        Oklahoma City, Oklahoma 73102                            Houston, Texas 77002
               (405) 235-9621                                       (713) 220-5800

                         ------------------------------

   APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE
                                    PUBLIC:
   AS SOON AS PRACTICABLE ON OR AFTER THE EFFECTIVE DATE OF THIS REGISTRATION
                                   STATEMENT.

                         ------------------------------

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 of the Securities Act of 1933, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                         ------------------------------

                        CALCULATION OF REGISTRATION FEE

                                                                    PROPOSED MAXIMUM
                   TITLE OF EACH CLASS OF                          AGGREGATE OFFERING                AMOUNT OF
                SECURITIES TO BE REGISTERED                           PRICE(1)(2)              REGISTRATION FEE(1)(2)
Common Stock, par value $.001 per share.....................          $75,000,000                     $18,750

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) of the Securities Act of 1933.

(2) Includes amounts attributable to shares which the Underwriters have the option to purchase to cover over-allotments, if any.
                         ------------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION CONTAINED IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THESE SECURITIES MAY NOT BE SOLD UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER, SOLICITATION OR SALE IS NOT PERMITTED.

                    SUBJECT TO COMPLETION, DATED MAY 9, 2001

PROSPECTUS

                                          SHARES
                                RAM ENERGY, INC.
                                  COMMON STOCK
                                 $    PER SHARE

----------------------------------------------------------------------

This is our initial public offering of common stock. We are offering up to shares of common stock. No public market currently exists for our shares.

We expect that the price to the public in the offering will be between $    and
$    per share. The market price of the shares after the offering may be higher or lower than the offering price.

We intend to apply for inclusion of the common stock on the Nasdaq National Market under the symbol "RAME."

INVESTING IN THE SHARES INVOLVES RISKS. "RISK FACTORS" BEGIN ON PAGE 9.

                                                              PER
                                                             SHARE    TOTAL
                                                            -------  -------
Public Offering Price.....................................     $        $
Underwriting Discount.....................................     $        $
Proceeds to RAM Energy, Inc...............................     $        $

We have granted an over-allotment option to the underwriters. Under this option,
the underwriters may elect to purchase a maximum of          additional shares
from us within 30 days following the date of this prospectus to cover over-allotments.

--------------------------------------------------------------------------------

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               CIBC WORLD MARKETS

                  The date of this prospectus is May   , 2001.

                     RAM ENERGY, INC.--CORE OPERATING AREAS

    THIS PAGE WILL INCLUDE A MAP, IN COLOR, REFLECTING THE GEOGRAPHIC LOCATION OF THE CORE AREAS OF OPERATION OF RAM ENERGY, INC., THE LOCATION OF ITS CARMEN GATHERING SYSTEM AND THE LOCATION OF ITS PRINCIPAL EXECUTIVE OFFICES.

                            ------------------------

                               TABLE OF CONTENTS

                                                                PAGE
                                                              --------
Prospectus Summary..........................................      1
Risk Factors................................................      9
Forward-Looking Statements..................................     16
Use of Proceeds.............................................     16
Dividend Policy.............................................     17
Dilution....................................................     17
Capitalization..............................................     18
Selected Consolidated Financial and Other Data..............     19
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................     22
Business....................................................     30
Management..................................................     41
Principal Stockholders......................................     46
Certain Transactions........................................     47
Description of Capital Stock................................     47
Shares Eligible for Future Sale.............................     49
Underwriting................................................     51
Legal Matters...............................................     54
Experts.....................................................     54
Where You Can Find More Information.........................     54
Glossary of Technical Terms.................................     55
Index to Financial Statements...............................    F-1

                            ------------------------

                             ABOUT THIS PROSPECTUS

    You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front cover of this prospectus.

    In this prospectus, the terms "RAM," "RAM Energy," "we," "our" and "us" and other similar terms refer to RAM Energy, Inc., including its consolidated subsidiaries and, where appropriate, to our predecessors.

                               PROSPECTUS SUMMARY

    THIS SUMMARY HIGHLIGHTS INFORMATION CONTAINED IN OTHER PARTS OF OUR PROSPECTUS. BECAUSE IT IS A SUMMARY, IT DOES NOT CONTAIN ALL INFORMATION THAT YOU SHOULD CONSIDER BEFORE INVESTING IN OUR SHARES. YOU SHOULD READ THE ENTIRE PROSPECTUS CAREFULLY, INCLUDING "RISK FACTORS" AND THE FINANCIAL STATEMENTS. WE HAVE INCLUDED DEFINITIONS OF TECHNICAL TERMS IMPORTANT TO AN UNDERSTANDING OF OUR BUSINESS UNDER "GLOSSARY OF TECHNICAL TERMS" BEGINNING ON PAGE 55. ON
          , 2001, WE EFFECTED A THREE-FOR-ONE STOCK SPLIT. ALL COMMON SHARE NUMBERS IN THIS PROSPECTUS REFLECT THE STOCK SPLIT.

                             ABOUT RAM ENERGY, INC.

    RAM Energy, Inc. is an independent, natural gas-focused company engaged in the acquisition, development, exploitation, exploration and production of natural gas and oil properties, primarily in the Deep Anadarko Basin and the Anadarko Shelf in the Mid-Continent region, the Permian Basin and the onshore Gulf Coast region. We have been active in these core areas since 1987. Our management team has extensive technical and operating expertise in all areas of our geographic focus.

    From 1987 to November 1996, we primarily developed and operated natural gas and oil properties through a limited partnership. In 1996, we acquired all of the partnership's natural gas and oil properties and other assets, and adopted our current strategy of aggressively managing and developing our existing properties and seeking acquisition opportunities and, in 1999, we expanded our strategy to include exploration activities.

    We have grown principally through acquisitions of producing properties and the further development of these acquired properties. Since 1996, we have acquired an aggregate of 148.8 Bcfe at an average cost of $0.70 per Mcfe and have drilled or participated in the drilling of 154 natural gas and oil wells with a 92% success rate. During that same period, our historical average finding cost from all sources was $0.67 per Mcfe and our average annual reserve replacement ratio was 263%. We believe that we have substantial additional acquisition, development and exploitation opportunities in our core areas of operations. In addition, our exploration activities and our inventory of exploratory prospects provides us with substantial growth potential.

    At December 31, 2000, our estimated net proved reserves were 139.8 Bcfe, of which 84% were natural gas, with a PV-10 Value of approximately $303.0 million based on prices we were receiving as of December 31, 2000 of $5.98 per Mcf of natural gas and $23.75 per Bbl of oil. Proved developed reserves comprised 72% of our total reserves, and our reserve life for total proved reserves was approximately 16 years. At December 31, 2000, our interests in the 500 wells we operated represented approximately 59% of our PV-10 Value. In addition to our proved reserves, we also own and operate the Carmen gathering system, a 182-mile natural gas and oil gathering system and saltwater disposal operation located in the Anadarko Shelf area in Oklahoma. Our Carmen system's operating margin contributed approximately $3.2 million to our EBITDA during 2000.

    For the year ended December 31, 2000, we generated EBITDA of approximately $16.9 million, compared to $13.8 million in 1999. During the year 2000, we participated in the drilling of 29 wells with a success rate of 72%, we increased our proved reserves by 26.0 Bcfe, we produced 8.4 Bcfe and we sold 1.2 Bcfe of our reserves in place. In addition, we have identified ten exploration prospects and have acquired leasehold acreage on six of these prospects.

    Our average daily production was 22.0 MMcfe for the three months ended
March 31, 2001, compared to 25.0 MMcfe for the comparable period in 2000. We realized an average sale price for natural gas of $5.05 per Mcf for the three months ended March 31, 2001, compared to $2.24 per Mcf for the three months ended March 31, 2000, an increase of 125%. Our average realized sales price for oil for the three month period ended March 31, 2001 was $29.44 per Bbl, compared to $24.40 per Bbl for the comparable period in 2000, a 21% increase.

    For 2001 and 2002, assuming completion of this offering, our capital expenditure budget is $35.1 million, of which $19.3 million is budgeted for development and exploitation and $15.8 million for exploration. For 2001 and 2002, we expect to drill or participate in the drilling of 109 total wells, 87 of which will be development and extension wells and 22 will be exploratory wells.

                      OUR BUSINESS STRATEGY AND STRENGTHS

    Our primary goal is to enhance stockholder value by increasing our reserves, production and operating cash flow through acquisitions, development, exploitation, and exploration of natural gas and oil properties. We intend to follow a balanced risk strategy by allocating capital expenditures toward a combination of lower risk development and exploitation activities and higher risk, higher potential exploration prospects. We intend to pursue acquisitions during periods of attractive acquisition values and emphasize development of our reserves during periods of higher acquisition values. Key elements of our business strategy include the following:

    - CONCENTRATE ON OUR EXISTING CORE AREAS. We intend to focus our growth efforts in our existing core areas. Approximately 92% of our PV-10 Value at December 31, 2000 was in the Deep Anadarko Basin and the Anadarko Shelf in the Mid-Continent region, the Permian Basin and the onshore Gulf Coast region. Our natural gas and oil properties in our core areas are characterized by long reserve lives and production histories in multiple natural gas and oil horizons. In these areas, we own approximately 200,000 gross leasehold acres. We believe that our management and technical expertise will allow us to efficiently expand within our core areas.

    - COMPLETE SELECTIVE NATURAL GAS AND OIL ACQUISITIONS. We seek to acquire producing natural gas and oil properties, primarily in our core areas. We have developed and refined our acquisition criteria to increase our reserves and complement our existing core properties. We will seek acquisitions of producing properties that will provide us with opportunities for reserve additions and increased cash flow through operating improvements, production enhancement and additional development and exploratory prospect generation opportunities.

    - DEVELOP AND EXPLOIT EXISTING NATURAL GAS AND OIL PROPERTIES. Our existing properties generally have long reserve lives and reasonably stable and predictable production characteristics. Our average reserve life is approximately 16 years. We have identified 177 development and extension drilling projects and 87 recompletion projects on our existing properties and wells, including 87 development and extension drilling projects, and 28 recompletion and workover opportunities which we plan to pursue through year-end 2002.

    - INCREASE EMPHASIS ON EXPLORATION ACTIVITY. We are strongly committed to continuing our increased emphasis on exploration activities. We will continue to acquire, review and analyze 2-D and 3-D seismic data to generate exploratory prospects. Our exploration efforts utilize advanced geological and geophysical technologies to reduce our exploration and drilling risks.

    We believe that the following strengths complement our business strategy:

    - NATURAL GAS FOCUS. At year-end 2000, approximately 84% of our proved reserves were natural gas. We will continue to focus our exploration and development activities on natural gas properties and prospects, as we believe that the market for natural gas will remain favorable for the foreseeable future.

    - MANAGEMENT EXPERIENCE AND TECHNICAL EXPERTISE. Our key management and technical staff possess an average of 24 years of experience in the natural gas and oil industry, substantially all of which has been focused on operations in our core areas. We believe that the knowledge, experience and expertise of our staff will continue to support our efforts to enhance stockholder value.

    - DRILLING SUCCESS RATE. Since 1996, we have drilled or participated in the drilling of 154 natural gas and oil wells with a 92% success rate, most of which were development wells in our core areas. We expect to continue to grow through drilling and developing our reserves, although our success rate may decline as we drill more exploratory wells.

    - CARMEN GATHERING SYSTEM. Our Carmen gathering system is a 182-mile natural gas and oil gathering system and saltwater disposal operation. The Carmen system provides us with an asset that generates cash flow irrespective of fluctuations in prices for natural gas and oil and provides us with control over the transportation of our production to processing facilities.

    - OPERATING EFFICIENCY AND CONTROL. Currently, the interests in the wells we operate represent 59% of our PV-10 Value, which allows us to control capital allocation and expenses and the timing of additional development and exploitation of our producing properties.

                         RISKS RELATED TO OUR STRATEGY

    Prospective investors should carefully consider the matters we discuss under the caption "Risk Factors," as well as the other information in this prospectus, including: the market for attractive opportunities to acquire properties with proved undeveloped reserves may not be available; our reserve estimates may not be accurate; our results will be affected by the volatile nature of natural gas and oil prices; we may experience shortages of equipment and delays in obtaining drilling rigs; we are highly leveraged; and, we have incurred operating losses in recent years. One or more of these matters could negatively affect our ability to successfully implement our business strategy.

                               AREAS OF OPERATION

    The following is a summary of our natural gas and oil reserve information with respect to our areas of operation as of December 31, 2000:

                                         MID-CONTINENT
                                      -------------------
                                        DEEP
                                      ANADARKO   ANADARKO   PERMIAN      GULF
                                       BASIN      SHELF      BASIN      COAST      OTHER      TOTAL
                                      --------   --------   --------   --------   --------   --------
                                                             ($ IN THOUSANDS)
Proved Reserves (MMcfe).............    47,144    39,760     31,081     12,165      9,616     139,766
  Percent proved developed..........        68%       74%        55%       100%        95%         72%
  Percent natural gas...............        93%       80%        69%        95%        83%         84%
PV-10 Value of Proved Reserves(1)...  $106,357   $79,231    $61,004    $33,033    $23,360    $302,985
Reserve Life (years)................      16.7      13.6       22.9       23.9       12.0        16.0
Gross Producing Wells
  Operated by RAM...................        49       374         41         30          6         500
  Operated by others................       177       109        491         15        586       1,398

------------------------

(1) The present value of pre-tax future net revenues, discounted at 10% per year, using unescalated prices of $5.98 per Mcf of natural gas and $23.75 per Bbl of oil, which were the prices we were receiving as of December 31, 2000. The prices at which we sell natural gas are determined on the first day of each month for the entire month. On December 31, 2000, the NYMEX price for natural gas was $9.98 per MMBtu. Had this price been used in determining our proved reserves and their PV-10 Value, our estimated proved reserves would have been 141.3 Bcfe with a PV-10 Value of $470.6 million at December 31, 2000.

                             OUR EXECUTIVE OFFICES

    Our principal executive offices are located at 5100 East Skelly Drive, Suite 650, Tulsa, Oklahoma 74135. Our telephone number is (918) 663-2800.

                                  THE OFFERING

Common stock offered by RAM Energy.............  Shares

Common stock outstanding after the offering....  Shares

Use of Proceeds................................  We intend to use the net proceeds from this offering primarily to repay indebtedness
                                                 outstanding under our senior credit facility
                                                 and to provide additional working capital for
                                                 general corporate purposes, including
                                                 acquisition, development, exploitation and
                                                 exploration of natural gas and oil properties.
                                                 We may also use a portion of the net proceeds
                                                 to purchase our outstanding 11 1/2% senior
                                                 notes that may, from time to time, become
                                                 available for purchase.

Proposed Nasdaq National Market symbol.........  RAME

    The shares of common stock outstanding after this offering do not include
approximately       shares issuable upon the exercise of outstanding options at
exercise prices ranging from $    to $
per share. We have reserved a maximum of 1,650,000 shares of common stock for issuance upon the exercise of options granted and to be granted under our 1998 stock option plan, and a maximum of 150,000 shares to be issued upon the exercise of outstanding options that were not granted under our stock option plan. In addition, the shares of common stock to be outstanding after this offering do not include shares of our common stock which may be issued to the underwriters pursuant to their over-allotment option.

          SUMMARY HISTORICAL CONSOLIDATED FINANCIAL AND OPERATING DATA

    The following tables set forth summary historical consolidated financial and other data for us as of and for each of the three years in the period ended December 31, 2000. We derived our summary historical consolidated financial data for each of the three years in the period ended December 31, 2000 from our audited consolidated financial statements included elsewhere in this prospectus. The as adjusted balance sheet data as of December 31, 2000 gives effect to the application of the net proceeds of this offering as if this offering had been completed on December 31, 2000.

    The following table includes EBITDA, which we define as earnings before interest income, interest expense, income taxes, depreciation and amortization, extraordinary items and equity in loss of affiliate. EBITDA is not a measure of cash flow as determined by generally accepted accounting principles. EBITDA should not be considered as an alternative to, or more meaningful than, net income or cash flow as determined in accordance with generally accepted accounting principles or as an indicator of a company's operating performance or liquidity. We believe that EBITDA is a widely followed measure of operating performance and may also be used by investors to measure our ability to meet future debt service requirements, if any.

    We acquired Carlton Resources in late February 1998 and accounted for the acquisition using the purchase method of accounting. Accordingly, we have included data with respect to Carlton Resources from March 1, 1998.

    You should read the following summary historical consolidated financial data in conjunction with "Capitalization," "Selected Consolidated Financial and Other Data," "Management's Discussion and

Analysis of Financial Condition and Results of Operations" and the financial statements and related notes that we include elsewhere in this prospectus.

                                                                 YEAR ENDED DECEMBER 31,
                                                              ------------------------------
                                                                1998       1999       2000
                                                              --------   --------   --------
                                                                      (IN THOUSANDS)
STATEMENT OF OPERATIONS DATA
Operating Revenues:
  Natural gas and oil sales.................................  $ 25,839   $ 23,085   $ 25,641
  Gathering system..........................................     6,123      9,198     14,100
  Other.....................................................       354        827        294
                                                              --------   --------   --------
    Total revenues..........................................    32,316     33,110     40,035

Operating Expenses:
  Natural gas and oil production expenses, including
  production taxes..........................................     8,633      7,793      7,756
  Gathering system purchases and expenses...................     4,716      7,035     10,851
  Amortization and depreciation.............................    13,713     12,964     10,091
  Contract termination and severance payments...............        --         --      1,221
  General and administrative, net...........................     3,517      4,437      3,353
                                                              --------   --------   --------
    Total operating expenses................................    30,579     32,229     33,272
                                                              --------   --------   --------
Operating income............................................     1,737        881      6,763
Net interest expense........................................   (12,841)   (14,454)   (15,307)
Equity in loss of RVC Energy................................      (693)    (1,307)        --
                                                              --------   --------   --------
Loss before income taxes and extraordinary items............   (11,797)   (14,880)    (8,544)
Income tax benefit--deferred................................    (4,200)    (5,650)    (3,200)
                                                              --------   --------   --------
Loss before extraordinary item..............................    (7,597)    (9,230)    (5,344)
Extraordinary gains, net of income tax......................     1,140         --        916
                                                              --------   --------   --------
Net loss....................................................  $ (6,457)  $ (9,230)  $ (4,428)
                                                              ========   ========   ========

OTHER FINANCIAL DATA
EBITDA......................................................  $ 15,450   $ 13,845   $ 16,854
                                                              ========   ========   ========
Capital expenditures:
  Acquisitions of natural gas and oil properties............    30,907         --         --
  Acquisition of gathering system...........................    17,204         --         --
  Development drilling......................................    17,972      3,625      4,464
  Exploration...............................................        --        860      2,421
  Other.....................................................     2,836        918        880
                                                              --------   --------   --------
Total capital expenditures..................................  $ 68,919   $  5,403   $  7,765
                                                              ========   ========   ========

                                                              AS OF DECEMBER 31, 2000
                                                              ------------------------
                                                                ACTUAL     AS ADJUSTED
                                                              ----------   -----------
                                                                   (IN THOUSANDS)
BALANCE SHEET DATA
Cash and cash equivalents...................................   $    917      $
Net property and equipment..................................    118,909
Total assets................................................    132,836
Long-term debt, including current portion...................    127,580
Stockholders' equity (deficit)..............................    (24,098)

                        SUMMARY HISTORICAL RESERVE DATA

    The following tables set forth summary information with respect to our estimated proved natural gas and oil reserves and our operating data as of the dates shown. The estimates of our proved natural gas and oil reserves are based on the reserve reports prepared by our independent petroleum engineers, Garb Grubbs Harris & Associates. For additional information, please read "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business," "Experts" and our consolidated financial statements and the related notes included in this prospectus.

    Our PV-10 Value represents the present value of estimated future net revenues from our proved natural gas and oil reserves before income tax, discounted at an annual rate of 10%, using prices in effect at the dates shown, excluding the effects of hedging activities. Estimates of our proved reserves and future net revenues are made using natural gas and oil sales prices received by us as of the date of such reserve estimates and are held constant throughout the life of the properties. The prices used in calculating PV-10 Value as of December 31, 2000 were $5.98 per Mcf of natural gas and $23.75 per Bbl of oil, which were the prices we were receiving as of December 31, 2000. The prices at which we sell natural gas are determined on the first day of each month for the entire month. On December 31, 2000, the NYMEX price for natural gas was $9.98 per MMBtu. Had we used this price in determining our proved reserves and their PV-10 Value at December 31, 2000, our estimated proved reserves would have been
141.3 Bcfe with a PV-10 Value of $470.6 million at December 31, 2000.

                                                                    AS OF DECEMBER 31,
                                                              ------------------------------
                                                                1998       1999       2000
                                                              --------   --------   --------
Proved Reserves:
  Natural gas (MMcf)........................................   109,824    101,764    116,812
  Oil and condensate (MBbls)................................     3,653      3,606      3,826
    Total (MMcfe)...........................................   131,812    123,401    139,766
  Percent proved developed..................................        71%        69%        72%
  Percent natural gas.......................................        83%        82%        84%

Estimated future net revenues before income taxes (in
  thousands)................................................  $160,456   $179,825   $601,111

PV-10 Value (in thousands)..................................  $ 84,615   $ 92,611   $302,985

Prices Used to Calculate PV-10 Value:
  Natural gas (per Mcf).....................................  $   2.12   $   2.07   $   5.98
  Oil and condensate (per Bbl)..............................      8.95      22.76      23.75

                             SUMMARY OPERATING DATA

    The following tables present certain information with respect to natural gas and oil production, prices and costs attributable to our properties for the three years ended December 31, 2000. Average realized prices reflect the actual realized prices received by us, including the results of our hedging activities. Our operating data for 1998 includes operations of Carlton Resources from March 1, 1998.

                                                                 YEAR ENDED DECEMBER 31,
                                                              ------------------------------
                                                                1998       1999       2000
                                                              --------   --------   --------
Production Volumes:
  Natural gas (MMcf)........................................    8,795      8,283      6,661
  Oil and condensate (MBbls)................................      520        362        295
    Total (MMcfe)...........................................   11,916     10,456      8,430

Average Realized Prices:
  Natural gas (per Mcf).....................................  $  2.24    $  2.08     $ 2.64
  Oil and condensate (per Bbl)..............................    11.81      16.13      27.38
    Per Mcfe................................................     2.17       2.21       3.04

Natural Gas and Oil Expenses (per Mcfe):
  Natural gas and oil production taxes......................  $  0.17    $  0.19     $ 0.33
  Natural gas and oil production expenses...................     0.55       0.56       0.59
  Amortization and depreciation.............................     1.15       1.24       1.20
  General and administrative................................     0.30       0.42       0.40

    In addition to our acquisition, development, exploitation and exploration activities, we own and operate a 182-mile natural gas and oil gathering and saltwater disposal system in the Carmen Field in the Anadarko Shelf area in Oklahoma. The following table includes data with respect to the operation of our Carmen system from March 1, 1998 through December 31, 2000:

                                                            MARCH 1,
                                                            1998 TO      YEAR ENDED DECEMBER 31,
                                                          DECEMBER 31,   -----------------------
                                                              1998          1999         2000
                                                          ------------   ----------   ----------
                                                                     ($ IN THOUSANDS)
Gathering system operating margin.......................     $ 1,407      $ 2,163      $ 3,249
                                                             =======      =======      =======

Daily Throughput Capacity:
  Natural gas (Mcf).....................................      18,000       18,000       18,000
  Oil and saltwater (Bbl)...............................       3,000        3,000        3,000

Average Daily Throughput:
  Natural gas (Mcf):
    RAM Energy..........................................       3,112        2,513        2,568
    Third parties.......................................       6,080        8,180        7,335
                                                             -------      -------      -------
      Total.............................................       9,192       10,693        9,903
                                                             =======      =======      =======
    Percent of natural gas capacity.....................          51%          59%          55%
                                                             =======      =======      =======
  Oil and Saltwater (Bbl):
    RAM Energy..........................................       1,109          626          575
    Third parties.......................................         506          848          792
                                                             -------      -------      -------
      Total.............................................       1,615        1,474        1,367
                                                             =======      =======      =======
    Percent of oil and saltwater capacity...............          54%          49%          46%
                                                             =======      =======      =======

    Through our Carmen system, we purchase natural gas and oil at the wellhead and transport the production, with associated saltwater, to a collection and separation facility that we operate. Our ownership of the Carmen system enables us to improve the control over our production and enhances our ability to obtain access to pipelines for ultimate sale of our natural gas and oil. In addition, we are able to resell natural gas that we purchase from third parties at a profit. For the year ended December 31, 2000, throughput purchased from third parties represented 74% of the total throughput of our Carmen system.

                                  RISK FACTORS

    INVESTING IN OUR COMMON STOCK WILL PROVIDE YOU WITH AN EQUITY OWNERSHIP IN RAM ENERGY. AS ONE OF OUR STOCKHOLDERS, YOU WILL BE SUBJECT TO RISKS INHERENT IN OUR BUSINESS. THE TRADING PRICE OF YOUR SHARES WILL BE AFFECTED BY THE PERFORMANCE OF OUR BUSINESS RELATIVE TO, AMONG OTHER THINGS, COMPETITION, MARKET CONDITIONS AND GENERAL ECONOMIC AND INDUSTRY CONDITIONS. THE VALUE OF YOUR INVESTMENT MAY DECREASE, RESULTING IN A LOSS. YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING FACTORS AS WELL AS OTHER INFORMATION CONTAINED IN THIS PROSPECTUS BEFORE DECIDING TO INVEST IN SHARES OF OUR COMMON STOCK.

RISKS RELATING TO AN INVESTMENT IN RAM ENERGY

    WE HAVE INCURRED NET LOSSES IN RECENT YEARS. OUR CONTINUED FAILURE TO ACHIEVE OR SUSTAIN PROFITABILITY IN THE FUTURE COULD ADVERSELY AFFECT THE MARKET PRICE OF OUR COMMON STOCK.

    We incurred net losses of $6.5 million in 1998, $9.2 million in 1999 and $4.4 million in 2000. We may not be able to achieve or sustain profitability or positive cash flows in the future. Our failure to achieve or sustain profitability in the future could adversely affect the market price of our common stock. In considering whether to invest in our common stock, you should consider the historical financial and operating information available on which to base your evaluation of our performance.

    WE MAY INCUR SUBSTANTIAL WRITE-DOWNS OF THE CARRYING VALUE OF OUR NATURAL GAS AND OIL PROPERTIES.

    We periodically review the carrying value of our natural gas and oil properties under the full cost accounting rules of the Securities and Exchange Commission. Under these rules, capitalized costs of proved natural gas and oil properties may not exceed the present value of estimated future net revenues from proved reserves, discounted at an annual rate of 10%. Application of this "ceiling" test requires pricing future revenue at the unescalated prices in effect as of the end of each fiscal quarter and requires a write-down for accounting purposes if the ceiling is exceeded, even if prices were depressed for only a short period of time. We may be required to write down the carrying value of our natural gas and oil properties when natural gas and oil prices are depressed or unusually volatile, which would result in a charge against our earnings. Once incurred, a write-down of the carrying value of our natural gas and oil properties is not reversible at a later date.

    OUR CRUDE OIL PRODUCTION AND SALTWATER INJECTION OPERATIONS MAY EXPOSE US TO ENVIRONMENTAL LIABILITIES.

    Any leakage of crude oil and saltwater from the subsurface portions of our wells, our gathering system or our storage facilities could cause degradation of fresh groundwater resources, as well as surface damage, potentially resulting in suspension of operation of the wells, fines and penalties from governmental agencies, expenditures for remediation of the affected resource, and liabilities to third parties for property damages and personal injuries. In addition, our sale of residual crude oil collected as part of the saltwater injection process could impose liability on us if the entity to which the oil was transferred fails to manage the material in accordance with applicable environmental health and safety laws.

    IF WE ARE UNABLE TO FINANCE OUR PLANNED GROWTH, OUR OPERATIONS MAY BE ADVERSELY IMPACTED.

    We have and expect to continue to have substantial capital expenditure and working capital needs. Our capital expenditures to acquire, develop and explore our natural gas and oil properties were $48.9 million during 1998, $4.5 million during 1999 and $6.9 million during 2000, and we have budgeted $35.1 million for capital expenditures through December 31, 2002, subject to completion of this offering. We expect to require significant capital to fund our anticipated reserve replacement needs and implement our growth strategy. If low natural gas and oil prices, operating difficulties or other factors, many of which are beyond our control, cause our revenues or cash flows from operations to decrease, we may be limited in our ability to spend the capital necessary to complete our development, exploitation and exploration programs. If our resources or cash flows decrease, we may require additional financing, in addition to cash generated from our operations, to fund our planned growth. Currently, the indenture governing our senior notes limits our ability to incur additional indebtedness. We cannot be certain that additional financing will be available to us on acceptable terms or at all. If additional capital resources are unavailable, we may curtail our acquisition, drilling, development, and exploration activities or be forced to sell some of our assets on an untimely or unfavorable basis. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

    WE HAVE A SIGNIFICANT AMOUNT OF INDEBTEDNESS. IF WE ARE UNABLE TO SUBSTANTIALLY REDUCE OUR INDEBTEDNESS, A SUBSTANTIAL PORTION OF OUR OPERATING CASH FLOWS WILL BE DEDICATED TO DEBT SERVICE AND THIS COULD MAKE IT MORE DIFFICULT FOR US TO SURVIVE A DOWNTURN IN OUR BUSINESS.

    We have a significant amount of indebtedness, and we expect that we will incur significant additional indebtedness in the future in connection with our acquisition, development and exploration activities. At December 31, 2000, we had approximately $128.7 million of consolidated indebtedness, and a consolidated stockholders' deficit of $24.1 million. We intend to use up to $ of the net proceeds of this offering to reduce the outstanding balance under our credit facility.

    The instruments governing our indebtedness, including our credit facility and the indenture governing our senior notes, impose significant operating and financial restrictions on us. These restrictions significantly limit, among other things, our ability to incur additional indebtedness, pay dividends, sell assets, make investments, engage in transactions with affiliates, create liens and engage in certain types of mergers and acquisitions. In addition, our credit facility requires us to maintain specified financial ratios and substantially all of our assets are subject to liens securing our credit facility. These restrictions could limit our ability to obtain future financings, make needed capital expenditures, withstand a future downturn in our business or in the economy in general, or otherwise conduct necessary corporate activities. Our failure to comply with these restrictions could lead to a default under the terms of the relevant indebtedness even though we are able to meet debt service obligations.

    OUR HEDGING ACTIVITIES MAY RESULT IN LOSSES.

    Our use of energy swap and forward sale arrangements to reduce our sensitivity to natural gas and oil price volatility is subject to a number of risks. If our reserves are not produced at the rates we estimate, we would be required to satisfy our obligations under potentially unfavorable terms. If we enter into financial instrument contracts for the purpose of hedging prices and the estimated production volumes are less than the amount covered by these contracts, we would be required to mark-to-market these contracts and recognize any and all losses within the determination period. Substantial variations between the assumptions and estimates used by us in our hedging activities and actual results experienced could materially adversely affect our anticipated profit margins and our ability to manage risk associated with fluctuations in natural gas and oil prices. Furthermore, fixed price sales and hedging contracts limit the benefits we will realize if actual prices rise above the contract prices.

    As of December 31, 2000, approximately 50% of our estimated natural gas production for the period ending August 31, 2001 was committed to hedging contracts that established a NYMEX floor price which, after adjustment for Btu content, results in an equivalent price to us of $3.84 per Mcf.

    MEMBERS OF OUR MANAGEMENT TEAM OWN A SIGNIFICANT AMOUNT OF OUR COMMON STOCK, GIVING THEM INFLUENCE OR CONTROL IN CORPORATE TRANSACTIONS AND OTHER MATTERS. THE INTERESTS OF THESE INDIVIDUALS COULD DIFFER FROM THOSE OF OTHER STOCKHOLDERS.

    On completion of this offering, members of our management team will
beneficially own approximately       % of our outstanding shares of common stock
and will hold options to purchase   shares of common stock. If those options and
our other outstanding options are fully exercised, our management team would own
approximately       % of our outstanding common stock upon
completion of this offering. As a result, these stockholders will continue to be in a position to significantly influence or control the outcome of matters requiring a stockholder vote, including the election of directors, the adoption of an amendment to our certificate of incorporation or bylaws and the approval of mergers and other significant corporate transactions. Their control of RAM Energy may delay or prevent a change of control of RAM Energy on terms favorable to the other stockholders and may adversely affect the voting and other rights of other stockholders.

    OUR SUCCESS DEPENDS ON OUR MANAGEMENT TEAM AND OTHER KEY PERSONNEL, THE LOSS OF ANY OF WHOM COULD DISRUPT OUR BUSINESS OPERATIONS.

    Our success will depend on our ability to retain and attract experienced engineers, geoscientists and other technical and professional staff. As of April 30, 2001, our staff included 41 engineers, geologists and other technical and operating personnel. We depend to a large extent on the efforts, technical expertise and continued employment of these personnel and members of our management team. If a significant number of our staff should resign or become unable to continue in their present roles and if they are not adequately replaced, our business operations could be adversely affected. See "Management."

    FUTURE SALES OF OUR COMMON STOCK MAY RESULT IN A DECREASE IN THE MARKET PRICE OF OUR COMMON STOCK, EVEN IF OUR BUSINESS IS DOING WELL.

    The market price of our common stock could drop due to sales of a large number of shares of our common stock in the market after the offering or the perception that such sales could occur. This could make it more difficult to raise funds through future offerings of common stock. Please read "Shares Eligible for Future Sale."

    On completion of this offering, we will have outstanding       shares of our
common stock. This includes the             shares we are selling in this
offering, all of which may be resold in the public market immediately unless purchased in the offering by one of our affiliates. Our executive officers and
directors own       shares and also hold options to acquire an additional
      shares within 60 days after the closing of this offering. These persons have agreed not to sell any shares of common stock for a period of 180 days from the date of this prospectus without the consent of CIBC World Markets Corp.
After expiration of the lockup period, these             shares of common stock
will be eligible for resale, subject to the volume and other limitations of Rule 144 under the Securities Act.

    OUR CERTIFICATE OF INCORPORATION AND BYLAWS AND THE DELAWARE GENERAL CORPORATION LAW CONTAIN PROVISIONS THAT COULD DISCOURAGE AN ACQUISITION OR CHANGE OF CONTROL OF RAM ENERGY.

    Our certificate of incorporation authorizes our board of directors to issue preferred stock and common stock without stockholder approval. If our board of directors elects to issue preferred stock, it could be more difficult for a third party to acquire control of us. In addition, provisions of the certificate of incorporation and bylaws could also make it more difficult for a third party to acquire control of us. These provisions include a denial of cumulative voting rights, limitations on stockholder proposals at meetings of stockholders, and restrictions on the ability of our stockholders to call special meetings. Our certificate of incorporation provides that our board of directors is divided into three classes, each elected for staggered three-year terms. Thus, control of the board of directors cannot be changed in one year; rather, at least two annual meetings must be held before a majority of the members of the board of directors could be changed. In addition, the Delaware General Corporation Law imposes restrictions on mergers and other business combinations between us and any holder of 15% or more of our outstanding common stock.

    These provisions of Delaware law and our certificate of incorporation and bylaws may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in his or her best interest, including attempts that might result in a premium over the market price for the common stock. Please read "Description of Capital Stock" for additional details concerning the provisions of Delaware law and our certificate of incorporation and bylaws.

RISKS RELATING TO THE NATURAL GAS AND OIL INDUSTRY

    NATURAL GAS AND OIL PRICES ARE VOLATILE. IN THE PAST, LOW PRICES HAVE HAD A MATERIAL ADVERSE EFFECT ON OUR BUSINESS. THIS VOLATILITY MAY OCCUR IN THE FUTURE.

    Our revenues, profitability, future growth and the carrying value of our properties depend substantially on the prices we realize for our natural gas and oil production. Our realized prices also affect the amount of cash flow available for capital expenditures and our ability to borrow and raise additional capital.

    Natural gas and oil prices are subject to wide fluctuations in response to relatively minor changes in or perceptions regarding supply and demand. Historically, the markets for natural gas and oil have been volatile, and they are likely to continue to be volatile in the future. For example, natural gas and oil prices declined significantly in late 1998 and 1999 and, for an extended period of time, remained substantially below prices obtained in previous years. Among the factors that can cause this volatility are:

    - worldwide or regional demand for energy, which is affected by economic conditions;

    - the domestic and foreign supply of natural gas and oil;

    - weather conditions;

    - domestic and foreign governmental regulations;

    - political conditions in natural gas and oil producing regions;

    - the ability of members of the Organization of Petroleum Exporting Countries to agree upon and maintain oil prices and production levels; and

    - the price and availability of other fuels.

    It is impossible to predict natural gas and oil price movements with certainty. Lower natural gas and oil prices may not only decrease our revenues on a per unit basis but also may reduce the amount of natural gas and oil that we can produce economically. A substantial or extended decline in natural gas and oil prices may materially and adversely affect our future business, financial condition, results of operations, liquidity and ability to finance planned capital expenditures. Further, natural gas and oil prices do not necessarily move together. Because approximately 84% of our estimated proved reserves as of December 31, 2000 were natural gas reserves, our financial results are more sensitive to movements in natural gas prices.

    WE MAY BE UNABLE TO REPLACE OUR RESERVES ON TERMS SATISFACTORY TO US. IF WE CANNOT REPLACE OUR RESERVES AS WE DEPLETE THEM, IT COULD PREVENT US FROM CONTINUING OUR BUSINESS STRATEGY AND COULD REDUCE OUR CASH FLOW AND REVENUES.

    Our natural gas and oil reserves decline as we produce natural gas and oil. Our business strategy requires us to replace our reserves through acquisitions of proved natural gas and oil properties, further development of our existing properties, and exploration activities. Properties may not be available for acquisition in the future on terms we find attractive. A substantial decrease in the availability of proved natural gas and oil properties in our areas of operation, or a substantial increase in their cost, would adversely affect our ability to replace our reserves as they are depleted. In addition, our exploration and development activities may not be successful. If we fail to replace reserves, our level of production and cash flows will be adversely affected.

    DRILLING WELLS IS SPECULATIVE, OFTEN INVOLVING SIGNIFICANT COSTS, AND MAY NOT RESULT IN ADDITIONS TO OUR PRODUCTION OR RESERVES. OUR ACTUAL DRILLING RESULTS ARE LIKELY TO DIFFER FROM OUR HISTORICAL DRILLING RESULTS.

    Developing and exploring for natural gas and oil reserves involves a high degree of operational and financial risk. The budgeted costs of drilling, completing and operating wells are often exceeded and can increase significantly when drilling costs rise due to a tightening in the supply of various types of oilfield equipment and related services. Drilling may be unsuccessful for many reasons, including title problems, weather, cost overruns, equipment shortages and mechanical difficulties. Moreover, the successful drilling of a natural gas or oil well does not ensure a profit on investment. Exploratory wells bear a much greater risk of loss than development wells. A variety of factors, both geological and market-related, can cause a well to become uneconomical or only marginally economic. In addition to their cost, unsuccessful wells can hurt our efforts to replace reserves. From 1987 through December 31, 2000, we drilled or participated in the drilling of 342 natural gas and oil wells with a 93% success rate. During that period, substantially all of the wells we successfully completed were development wells. Our past success is not necessarily indicative of our current or future drilling success rate, particularly, because we intend to increase our emphasis on exploratory drilling.

    OUR ACTUAL DRILLING COSTS MAY BE MORE THAN IS ESTIMATED IN OUR RESERVE REPORTS. A SUBSTANTIAL INCREASE IN DRILLING COSTS MAY ADVERSELY AFFECT OUR BUSINESS.

    Historically, amounts we estimated for development costs on properties in our reserve reports have been more or less than the costs actually incurred. At December 31, 1998, our reserve report estimated that we would incur development costs of $12.3 million for 1999 compared with actual spending of $3.6 million in 1999. At December 31, 1999, our reserve report estimated that we would incur development costs of $3.0 million for 2000 compared with actual development costs in 2000 of $4.5 million. If our actual drilling and development costs are significantly more than our estimated costs, our business could be negatively affected.

    ESTIMATING RESERVES AND FUTURE NET NATURAL GAS AND OIL REVENUES IS DIFFICULT TO DO WITH ANY CERTAINTY. OUR ACTUAL DRILLING RESULTS ARE LIKELY TO DIFFER FROM OUR ESTIMATES OF PROVED RESERVES. WE MAY EXPERIENCE PRODUCTION THAT IS LESS THAN IS ESTIMATED IN OUR RESERVE REPORTS. ANY MATERIAL INACCURACIES IN RESERVE ESTIMATES OR UNDERLYING ASSUMPTIONS WILL MATERIALLY AFFECT THE QUANTITIES AND NET PRESENT VALUE OF OUR RESERVES.

    This prospectus contains estimates of our proved natural gas and oil reserves and the estimated future net revenues from those reserves. The costs associated with developing our natural gas and oil reserves and the quantities of our natural gas and oil that are actually produced will likely differ from our estimates. Development of our reserves may not occur as scheduled and the actual results may not be as estimated. Drilling activity may result in downward adjustments in reserves or higher than estimated costs. Our estimates are based on various assumptions, including assumptions required by the Securities and Exchange Commission relating to natural gas and oil prices, drilling and operating expenses, capital expenditures, taxes and availability of funds. The process of estimating our natural gas and oil reserves is complex, and requires significant decisions and assumptions in the evaluation of available geological, geophysical, engineering and economic data for each reservoir. These estimates are inherently imprecise and the quality and reliability of this data can vary. Any significant variance from our estimates could materially affect the estimated quantities and PV-10 Value of reserves that we discuss in this prospectus. Our properties may also be susceptible to hydrocarbon drainage from production by other operators on adjacent properties. In addition, we may adjust estimates of proved reserves to reflect production history, results of development, prevailing natural gas and oil prices and other factors, many of which are beyond our control. Actual production, revenues, taxes, development expenditures and operating expenses with respect to our reserves will likely vary from the estimates used. These variances may be material.

    THE NATURAL GAS AND OIL BUSINESS INVOLVES MANY UNCERTAINTIES AND OPERATING RISKS THAT CAN PREVENT US FROM REALIZING PROFITS AND CAN CAUSE SUBSTANTIAL LOSSES.

    Our development, exploitation and exploration activities may be unsuccessful for many reasons, including weather, cost overruns, equipment shortages and mechanical difficulties. Moreover, the successful drilling of a natural gas and oil well does not ensure a profit on investment. A variety of factors, both geological and market-related, can cause a well to become uneconomical or only marginally economic. In addition to their cost, unsuccessful wells can hurt our efforts to replace reserves.

    The natural gas and oil business involves a variety of operating risks, including:

    - fires;

    - explosions;

    - blow-outs and surface cratering;

    - uncontrollable flows of oil, natural gas, and formation water;

    - natural disasters, such as hurricanes and other adverse weather conditions;

    - pipe, cement, or pipeline failures;

    - casing collapses;

    - embedded oil field drilling and service tools;

    - abnormally pressured formations; and

    - environmental hazards, such as natural gas leaks, oil spills, pipeline ruptures and discharges of toxic gases.

    If we experience any of these problems, it could affect well bores, gathering systems and processing facilities, which could adversely affect our ability to conduct operations. We could also incur substantial losses as a result of:

    - injury or loss of life;

    - severe damage to and destruction of property, natural resources and equipment;

    - pollution and other environmental damage;

    - clean-up responsibilities;

    - regulatory investigation and penalties;

    - suspension of our operations; and

    - repairs to resume operations.

    Because we use third-party drilling contractors to drill our wells, we may not realize the full benefit of worker compensation laws in dealing with their employees. Our insurance does not protect us against all operational risks. We do not carry business interruption insurance at levels that would provide enough funds for us to continue operating without access to other funds. For some risks, we may not obtain insurance if we believe the cost of available insurance is excessive relative to the risks presented. In addition, pollution and environmental risks generally are not fully insurable. If a significant accident or other event occurs and is not fully covered by insurance, it could adversely affect our operations and financial condition.

    THE UNAVAILABILITY OR HIGH COST OF DRILLING RIGS, EQUIPMENT, SUPPLIES, PERSONNEL AND OILFIELD SERVICES COULD ADVERSELY AFFECT OUR ABILITY TO EXECUTE ON A TIMELY BASIS OUR DEVELOPMENT, EXPLOITATION AND EXPLORATION PLANS WITHIN OUR BUDGET.

    Shortages or an increase in cost of drilling rigs, equipment, supplies or personnel could delay or adversely affect our operations, which could have a material adverse effect on our business, financial condition and results of operations. Recently, drilling activity in the geographic areas in which we conduct drilling activities has increased, and we have experienced increases in associated costs, including those related to drilling rigs, equipment, supplies and personnel and the services and products of other vendors to the industry. Increased drilling activity in these areas also decreases the availability of rigs. We do not have any contracts with providers of drilling rigs and we cannot assure you that drilling rigs will be readily available when we need them. Drilling and other costs may increase further and necessary equipment and services may not be available to us at economical prices.

    COMPETITION IN OUR INDUSTRY IS INTENSE. WE ARE SMALLER AND HAVE A MORE LIMITED OPERATING HISTORY THAN SOME OF OUR COMPETITORS, AND WE MAY NOT BE ABLE TO COMPETE EFFECTIVELY.

    We compete with major and independent natural gas and oil companies for property acquisitions. We also compete for the equipment and labor required to operate and to develop natural gas and oil properties. Many of our competitors have substantially greater financial and other resources than do we. In addition, larger competitors may be able to absorb the burden of any changes in federal, state and local laws and regulations more easily than we can, which would adversely affect our competitive position. These competitors may be able to pay more for natural gas and oil properties and may be able to define, evaluate, bid for and acquire a greater number of properties than we can. Our ability to acquire additional properties and develop new and existing properties in the future will depend on our ability to conduct operations, to evaluate and select suitable properties and to consummate transactions in this highly competitive environment. In addition, some of our competitors have been operating in our core areas for a much longer time than we have and have demonstrated the ability to operate through industry cycles.

    WE ARE SUBJECT TO COMPLEX LAWS AND REGULATIONS, INCLUDING ENVIRONMENTAL REGULATIONS, WHICH CAN ADVERSELY AFFECT THE COST, MANNER OR FEASIBILITY OF DOING BUSINESS.

    Development, production and sale of natural gas and oil in the United States are subject to extensive laws and regulations, including environmental laws and regulations. We may be required to make large expenditures to comply with environmental and other governmental regulations. Matters subject to regulation include:

    - location and density of wells;

    - the handling of drilling fluids and obtaining discharge permits for drilling operations;

    - accounting for and payment of royalties on production from state, federal and Indian lands;

    - bonds for ownership, development and production of natural gas and oil properties;

    - transportation of natural gas and oil by pipelines;

    - operation of wells and reports concerning operations; and

    - taxation.

    Under these laws and regulations, we could be liable for personal injuries, property damage, oil spills, discharge of hazardous materials, remediation and clean-up costs and other environmental damages. Failure to comply with these laws and regulations also may result in the suspension or termination of our operations and subject us to administrative, civil and criminal penalties. Moreover, these laws and regulations could change in ways that substantially increase our costs. Accordingly, any of these liabilities, penalties, suspensions, terminations or regulatory changes could materially adversely affect our financial condition and results of operations.

                           FORWARD-LOOKING STATEMENTS

    This prospectus includes forward-looking statements within the meaning of federal securities laws. Words such as "anticipate," "assume," "believe," "estimate," "project" and similar expressions are intended to identify such forward-looking statements. All statements other than statements of historical facts included in this prospectus are forward-looking statements, including statements under "Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" regarding our planned capital expenditures, increases in our natural gas and oil production, the number of wells we expect to drill through December 31, 2002 and thereafter, our financial position, business strategy and other plans and objectives for our future operations. Although we believe that the expectations reflected in these forward-looking statements are reasonable, we can give no assurance that our expectations will prove to have been correct. We caution you that actual results could differ materially from those expected by us, depending on the outcome of certain factors, including, without limitation:

    - factors discussed under "Risk Factors" such as fluctuations in the prices of natural gas and oil, competition, operating risks, acquisition risks, liquidity and capital requirements and the effects of governmental and environmental regulation;

    - adverse changes in our operations or our failure to achieve anticipated cost estimates;

    - adverse changes in the market for our natural gas and oil production;

    - the timing and amount of our future production of natural gas and oil;

    - our ability to replace the natural gas and oil reserves that we produce;

    - the successful completion of this offering;

    - the amount, nature and timing of our capital expenditures;

    - our ability to consummate future acquisitions of natural gas and oil properties; and

    - adverse changes in our future cash flows and liquidity.

    You are cautioned not to place undue reliance on these forward-looking statements. In addition, these statements are made as of the date of this prospectus. We disclaim any obligation to release publicly the result of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date of this prospectus, including, without limitation, changes in our business strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

                                USE OF PROCEEDS

    We estimate that the net proceeds from the sale of the shares of common
stock that we are offering will be approximately $      million. If the
underwriters fully exercise the over-allotment option, the net proceeds of the
shares we sell will be $      million. Net proceeds are what we expect to
receive after paying the underwriting discounts and the other estimated expenses of this offering. For the purpose of estimating net proceeds, we are assuming
that the offering price will be $      per share, which is the mid-point of the
offering price range on the cover of this prospectus.

    We intend to use the net proceeds of this offering to reduce the outstanding balance under our credit facility ($27.2 million outstanding at April 30, 2001) and for working capital and other corporate purposes. We may also use a portion of the net proceeds to purchase our outstanding 11 1/2% senior notes that may, from time to time, become available for purchase.

    Until we use the proceeds from this offering, we will invest the funds in short-term, investment grade, interest-bearing securities.

    Our credit facility matures in December 2003. At April 30, 2001, the interest rate on borrowings outstanding under our credit facility was 9 1/2% per annum. Also, at April 30, 2001, we had outstanding $103.0 million principal amount of our 11 1/2% senior notes, which mature in 2008. These borrowings were used primarily for acquisition and development of our natural gas and oil properties, working capital and general corporate purposes.

    Please read "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" for additional information about our credit facility and our senior notes.

                                DIVIDEND POLICY

    We have never paid any cash dividends on our common stock. We currently intend to retain all of our earnings to finance our operations, repay indebtedness and fund our future growth. We do not expect to pay any dividends on our common stock for the foreseeable future. In addition, covenants contained in the instruments governing our credit facility and in the indenture governing our outstanding senior notes limit our ability to pay dividends on our common stock. See "Management's Discussion and Analysis of Financial Condition and Results of Operation--Liquidity and Capital Resources."

                                    DILUTION

    Our net tangible book value at December 31, 2000 was a deficit of approximately $28.1 million, or $3.47 per share of common stock. Net tangible book value is total assets minus the sum of total liabilities and intangible assets. Net tangible book value per share is net tangible book value divided by the total number of outstanding shares of common stock.

    After giving effect to adjustments relating to the offering, our pro forma
net tangible book value on December 31, 2000 would have been $      per share of
common stock. The adjustments made to determine pro forma net tangible book value per share are the following:

    - An increase in total assets and a reduction in outstanding debt to reflect the net proceeds of this offering as described under "Use of Proceeds" (assuming the public offering price will be $ per share).

    - The addition of the number of shares offered by this prospectus to the number of shares outstanding.

    The following table illustrates the increase in the pro forma net tangible book value of $ per share and the dilution (the difference between the offering price per share and the net tangible book value per share) to new investors:

Assumed initial public offering price per share.............   $
Net tangible book value (deficit) per share at December 31,
  2000......................................................    (3.47)
Increase net tangible book value per share attributable to
  the offering..............................................
                                                               ------
Pro forma net tangible book value per share as of December
  31, 2000 after giving effect to the offering..............
                                                               ------
Dilution per share to new investors in the offering.........   $
                                                               ======

    These computations assume that no additional shares are issued upon exercise of the underwriters' over-allotment option or upon exercise of outstanding stock options. As of December 31, 2000, we had granted options to purchase 150,000 shares of our common stock at $2.44 per share to an unaffiliated third party and no options had been granted under our stock option plan. We intend to grant
options under our stock option plan to purchase       additional shares of
common stock at the initial public offering price concurrently with the closing
of this offering. If the             shares currently subject to the
underwriters' over-allotment option and outstanding options were included in the calculations above, the net tangible book value (deficit) per share before this
offering would be $      , the pro forma net tangible book value per share after
this offering would be $      and the dilution per share to new investors would
be $      per share.

                                 CAPITALIZATION

    The following table shows our capitalization on December 31, 2000 and our capitalization on December 31, 2000, as adjusted to give effect to the
completion of this offering at an assumed offering price of $      per share and
the use of the net proceeds as described under "Use of Proceeds."

                                                               ACTUAL    AS ADJUSTED
                                                              --------   -----------
                                                                  (IN THOUSANDS)
Cash and cash equivalents...................................  $    917     $
                                                              ========     ========
Long-term debt, less current portion........................  $127,426     $
Stockholders' equity:
  Preferred stock, $.01 par value, 5,000,000 shares
    authorized; no shares issued or outstanding.............        --
  Common stock, $.001 par value, 45,000,000 shares
    authorized; 8,181,000 shares issued and outstanding,
    actual;       shares issued and outstanding, as
    adjusted................................................         8
Additional paid-in capital..................................        35
                                                              --------     --------
Accumulated deficit.........................................   (24,141)
                                                              --------     --------
Total stockholders' equity (deficit)........................  $(24,098)
                                                              --------     --------
Total capitalization........................................   103,328
                                                              ========     ========

    The shares of common stock issued and outstanding do not include 150,000 shares reserved for issuance upon the exercise of outstanding options; an aggregate of 1,650,000 shares reserved for issuance of additional options that
may be granted under our 1998 stock option plan, and a maximum of   shares
issuable to the underwriters upon exercise of their over-allotment option.

                 SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

    This section presents our selected consolidated financial data. You should read carefully the financial statements included in this prospectus, including the notes to the financial statements. The selected data in this section is not intended to replace the financial statements.

    We derived the statement of operations data for the years ended
December 31, 1998, 1999 and 2000, and balance sheet data as of December 31, 1999 and 2000 from the audited financial statements in this prospectus. Those financial statements were audited by Ernst & Young LLP, independent auditors. We derived the statement of operations data for the years ended December 31, 1996 and 1997 and the balance sheet data as of December 31, 1996, 1997 and 1998 from the audited financial statements that are not included in this prospectus.

    Our historical data for each of the five years in the period ended
December 31, 2000 include the operations of acquisitions we made, as applicable during those years, from the date of each acquisition. These acquisitions materially affect the comparability of data from one period to another. We were formed in 1987, but we did not have any significant operations except to manage a predecessor partnership until November 1996, when we acquired the natural gas and oil properties and other assets of the partnership. Prior to this acquisition, we conducted drilling and development activities on behalf of and as the managing general partner of that partnership, and the data presented for the year ended December 31, 1996 below was not meaningful for us. In
February 1998, we acquired Carlton Resources and accounted for the acquisition using the purchase method of accounting. Accordingly, we have included data with respect to Carlton Resources from March 1, 1998. These transactions affect the comparability of the historical operating data for the periods and the data is not necessarily indicative of our future performance.

    You should read the following historical consolidated financial data in conjunction with "Capitalization," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and related notes that we include in this prospectus.

    The following table includes EBITDA, which we define as earnings before interest income, interest expense, income taxes, depreciation and amortization, extraordinary items and equity in loss of affiliate. EBITDA is not a measure of cash flow as determined by generally accepted accounting principles. EBITDA should not be considered as an alternative to, or more meaningful than, net income or cash flow as determined in accordance with generally accepted accounting principles or as an indicator of a company's operating performance or liquidity. We believe that EBITDA is a widely followed measure of operating performance and may also be used by investors to measure our ability to meet future debt service requirements, if any.

                                                              YEAR ENDED DECEMBER 31,
                                           --------------------------------------------------------------
                                              1996         1997         1998         1999         2000
                                           ----------   ----------   ----------   ----------   ----------
                                                         (IN THOUSANDS, EXCEPT SHARE DATA)
STATEMENT OF OPERATIONS DATA
Operating Revenues:
  Natural gas and oil sales..............  $    3,275   $   23,737   $   25,839   $   23,085   $   25,641
  Gathering system.......................          --           --        6,123        9,198       14,100
  Other..................................       3,545           79          354          827          294
                                           ----------   ----------   ----------   ----------   ----------
      Total operating revenues...........       6,820       23,816       32,316       33,110       40,035

Operating Expenses:
  Natural gas and oil production taxes...         263        1,713        2,026        1,967        2,762
  Natural gas and oil production
    expenses.............................         564        5,056        6,607        5,826        4,994
  Gathering system purchases.............          --           --        4,220        6,621       10,362
  Gathering system operations............          --           --          496          414          489
  Amortization and depreciation..........         990        8,692       13,713       12,964       10,091
  Contract termination and severance
    payments.............................          --           --           --           --        1,221
  General and administrative, net........       4,164        4,467        3,517        4,437        3,353
                                           ----------   ----------   ----------   ----------   ----------
      Total operating expenses...........       5,981       19,928       30,579       32,229       33,272
                                           ----------   ----------   ----------   ----------   ----------
Operating income.........................         839        3,888        1,737          881        6,763

Other Income (expense):
  Interest expense.......................        (541)      (5,159)     (13,197)     (14,623)     (15,455)
  Interest income........................          29           83          356          169          148
  Equity and minority interest in a
    partnership..........................          81           --           --           --           --
  Equity in loss of RVC Energy, Inc......          --           --         (693)      (1,307)          --
                                           ----------   ----------   ----------   ----------   ----------
Loss before income taxes and
  extraordinary items....................         408       (1,188)     (11,797)     (14,880)      (8,544)
Income tax benefit--deferred.............          --           --       (4,200)      (5,650)      (3,200)
                                           ----------   ----------   ----------   ----------   ----------
Loss before extraordinary items..........         408       (1,188)      (7,597)      (9,230)      (5,344)
Extraordinary gains on purchase of debt,
  net of income taxes of $700 in 1998 and
  $562 in 2000...........................          --           --        1,140           --          916
                                           ----------   ----------   ----------   ----------   ----------
Net loss.................................  $      408   $   (1,188)  $   (6,457)  $   (9,230)  $   (4,428)
                                           ==========   ==========   ==========   ==========   ==========
Per Share Amounts--basic and diluted:
  Loss before extraordinary items........  $     0.05   $    (0.15)  $    (0.93)  $    (1.13)  $    (0.65)
  Extraordinary items....................          --           --         0.14           --         0.11
                                           ----------   ----------   ----------   ----------   ----------
  Net loss...............................  $     0.05   $    (0.15)  $    (0.79)  $    (1.13)  $    (0.54)
                                           ==========   ==========   ==========   ==========   ==========
Weighted average shares outstanding......   8,181,000    8,181,000    8,181,000    8,181,000    8,181,000
                                           ==========   ==========   ==========   ==========   ==========

                                                           YEAR ENDED DECEMBER 31,
                                             ----------------------------------------------------
                                               1996       1997       1998       1999       2000
                                             --------   --------   --------   --------   --------
                                                                (IN THOUSANDS)
OTHER FINANCIAL DATA
EBITDA.....................................  $  1,829   $ 12,580   $ 15,450   $ 13,845   $ 16,854

Cash Flows From:
  Operating activities.....................  $     70   $  8,722   $  9,533   $ (5,968)  $  5,948
  Investing activities.....................   (59,071)    (8,202)   (66,607)    (2,269)    (4,845)
  Financing activities.....................    60,084       (879)    64,429      1,509     (2,061)

Capital Expenditures:
  Acquisitions of natural gas and oil
    properties.............................  $ 58,898   $ 12,169   $ 30,907   $     --   $     --
  Acquisition of gathering system..........        --         --     17,204         --         --
  Investments..............................        --         --      2,000         --         --
  Development drilling.....................        22      6,085     17,972      3,625      4,464
  Exploration..............................        --         --         --        860      2,421
  Gathering system.........................        --         --        184        438         54
  Other....................................       227       (269)       652        480        826
                                             --------   --------   --------   --------   --------
      Total capital expenditures...........  $ 59,147   $ 17,985   $ 68,919   $  5,403   $  7,765
                                             ========   ========   ========   ========   ========

                                                               AS OF DECEMBER 31,
                                              ----------------------------------------------------
                                                1996       1997       1998       1999       2000
                                              --------   --------   --------   --------   --------
                                                                 (IN THOUSANDS)
BALANCE SHEET DATA
Cash and cash equivalents...................  $ 1,607    $ 1,248    $  8,603   $  1,875   $    917
Net property and equipment..................   54,738     60,574     134,274    122,687    118,909
Total assets................................   71,410     69,727     156,451    135,797    132,836
Long-term debt, including current portion...   62,984     62,225     131,739    129,356    127,580
Stockholders' deficit.......................   (1,321)    (3,983)    (10,440)   (19,670)   (24,098)

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

    We are an independent, natural gas-focused company engaged in the acquisition, development, exploitation, exploration and production of natural gas and oil properties, primarily in the Deep Anadarko Basin and the Anadarko Shelf in the Mid-Continent region, the Permian Basin and onshore Gulf Coast region. We have been active in these core areas since 1987. Our management team has extensive technical and operating expertise in all areas of our geographic focus. From 1987 to November 1996, we primarily developed and operated natural gas and oil properties owned jointly with a limited partnership in which we and one of our affiliates were the general partners and an institutional investor was the sole limited partner. In 1996, we acquired all of the partnership's natural gas and oil properties and other assets, and adopted our current strategy of aggressively managing and developing our existing properties and seeking acquisition opportunities. In 1999, we expanded our strategy to include exploration activities.

    In February 1998, we acquired Carlton Resources for approximately
$41.6 million. In this acquisition, we acquired proved reserves and the Carmen system. The results of operations discussed below include operations of properties acquired in our acquisition of Carlton Resources since March 1, 1998.

    In August 1998, in connection with our purchase for $6.5 million of a one-half interest in certain proved undeveloped natural gas and oil properties, we made a $2.0 million investment in RVC Energy, Inc. RVC Energy then acquired the remaining one-half interest in the same proved undeveloped properties in which we had acquired interests, as well as other producing properties and the stock of another natural gas and oil company. We were designated as the operator of most of the properties owned directly or indirectly by RVC Energy. Our equity in the loss of RVC Energy was $693,000 in 1998 and was $1.1 million in 1999. We wrote off our remaining investment of $200,000 million in 1999. In 2000, RVC Energy's properties were sold to satisfy its indebtedness.

    Our revenue, profitability and cash flow are directly affected by prevailing prices for natural gas and oil and by the volumes of natural gas and oil we produce. In addition, our proved reserves and the rates of our natural gas and oil production will decline as natural gas and oil are produced unless we are successful in acquiring additional producing properties or conducting successful exploration and development drilling activities.

    We have entered into fixed price swaps for our natural gas production from January 2001 through August 2001 covering 2,430,000 MMBtu, representing approximately 50% of our expected natural gas production through August 31, 2001, at an average floor price of $3.842 per MMBtu. Based on the NYMEX closing price for January 2001 contracts and the market closing prices of contracts for February through August 2001, the indicated "mark-to-market" losses on these contracts totaled $7.4 million at December 31, 2000. The ultimate impact of the derivative positions held at December 31, 2000 will depend on the changes in market prices at the settlement dates of the derivatives.

    We use the full cost method of accounting for our investment in natural gas and oil properties. Under the full cost method of accounting, all of our costs of acquisition, exploration and development of natural gas and oil reserves are capitalized into a "full cost pool" as incurred, and costs included in the pool are amortized and charged to operations using the future recoverable units of production method based on the ratio of current production to total proved reserves, computed based on current prices and costs. Significant downward revisions of quantity estimates or declines in natural gas and oil prices that are not offset by other factors could result in a write-down for impairment of the carrying value of our natural gas and oil properties. Once incurred, a write-down of natural gas and oil properties is not reversible at a later date, even if our quantity estimates or natural gas and oil prices subsequently increase.

RESULTS OF OPERATIONS

    YEAR ENDED DECEMBER 31, 2000 COMPARED TO YEAR ENDED DECEMBER 31, 1999

    OPERATING REVENUES. Our operating revenues increased by $6.9 million, or 21%, to $40.0 million for 2000 compared to $33.1 million for 1999.

    NATURAL GAS AND OIL SALES. The following table summarizes our natural gas and oil revenues and production volumes, average sales prices and period-to-period comparisons, including the effect on our operating revenues, for the periods indicated:

                                                      YEAR ENDED
                                                     DECEMBER 31,
                                                  -------------------    INCREASE
                                                    1999       2000     (DECREASE)
                                                  --------   --------   ----------
Natural gas and oil sales (in thousands)........  $23,085    $25,641          11 %
Production Volumes:
  Natural gas (MMcf)............................    8,283      6,662         (20)%
  Oil (Mbls)....................................      362        295         (19)%
Average Sales Prices:
  Natural gas (per Mcf).........................  $  2.08    $  2.64          27 %
  Oil (per Bbl).................................    16.13      27.38          70 %

    Our natural gas and oil sales were higher during 2000 compared to 1999 as a result of a 38% increase in realized prices, partially offset by a 19% decrease in production, both on an Mcfe basis. Approximately 28% of the decrease in production was due to the production payment we entered into at the end of September 1999, with 785 MMcf delivered for the year of 2000 compared to 208 MMcf delivered in the last quarter of 1999. Our average daily production was
23.1 MMcfe in 2000 compared to 28.6 MMcfe for 1999. Our natural gas production decreased by 20% and oil production decreased by 19% for the comparable periods. We realized an average sales price for natural gas of $2.64 per Mcf for 2000, compared to $2.08 per Mcf for 1999, an increase of 27%. Our average realized sales price for oil for 2000 was $27.38 per Bbl, compared to $16.13 per Bbl for 1999, a 70% increase.

    Our gas sales are computed net of gains or losses from fixed-price swaps for physical deliveries during the reporting period. We sustained $6.1 million in losses, or $0.92 per Mcf, from these transactions in 2000 compared to $362,000 in losses, or $0.04 per Mcf, for 1999.

    GATHERING SYSTEM. Our Carmen system revenue was $14.1 million for the year ended December 31, 2000, compared to $9.2 million for 1999, an increase of $4.9 million, or 53%. We are obligated to deliver 10,000 MMBtu per day at the tailgate of the system, and we purchase natural gas from wells connected to the system to satisfy that obligation. In addition, we purchase and re-sell oil and dispose of saltwater. Our third-party purchases and system operating costs were $10.9 million for 2000, compared to $7.0 million for 1999, an increase of $3.8 million, or 54%. Volumes of gas, oil, and water disposed of were virtually unchanged for 2000 compared to 1999. Higher prices account for the increases in both revenues and costs. The operating margin from our Carmen system increased $1.0 million, or 45%, to $3.2 million for the year 2000 compared to $2.2 million for the year 1999, primarily because of the increase in commodity prices.

    NATURAL GAS AND OIL PRODUCTION TAXES. Our natural gas and oil production taxes increased by $795,000, or 40%, for the year ended December 31, 2000, compared to the same period in 1999. This increase was due entirely to higher wellhead natural gas and oil revenue during 2000 compared to 1999.

    NATURAL GAS AND OIL PRODUCTION EXPENSE. Our natural gas and oil production expense decreased by $832,000, or 14%, for the year ended December 31, 2000, compared to the same period in 1999. Our natural gas and oil production expense was $0.59 per Mcfe for 2000, a 5% increase from $0.56 per Mcfe for 1999, due to reduced production volumes in 2000 compared to 1999.

    AMORTIZATION AND DEPRECIATION EXPENSE. Our amortization and depreciation expense decreased by $2.9 million, or 22%, for 2000 compared to 1999, and was $1.20 per Mcfe for 2000, a decrease of $0.04, or 3%, compared to the $1.24 per Mcfe for 1999. Our natural gas and oil amortization expense was $0.82 per Mcfe for 2000 compared with $0.92 per Mcfe for 1999, an 11% decrease, due to increased reserve quantities at the end of 2000 compared to the end of 1999.

    CONTRACT TERMINATION AND SEVERANCE. During the first quarter of 2000, we closed our Oklahoma City accounting office and our Midland, Texas operations office. Severance pay and other costs incidental to these office closings totaled $337,000. In December 2000, we terminated the severance agreement with the Chairman of the Board and entered into a new employment agreement with him. Total benefits to be paid in connection with the contract termination were $884,000.

    GENERAL AND ADMINISTRATIVE EXPENSE. Our general and administrative expense decreased to $3.3 million, a decrease of $1.1 million, or 24%, in 2000 compared with $4.4 million in 1999. This decrease is due primarily to the office closings described above, and decreased costs of managing RVC Energy, Inc., a partially owned subsidiary, for which we received $600,000 in management fees during 1999.

    INTEREST EXPENSE. Our interest expense increased $832,000 to $15.5 million for 2000 compared to $14.6 million for 1999. During 2000, although we had lower average outstanding indebtedness on our senior notes as a result of our repurchase of $5.0 million principal amount of our senior notes in August 2000, the associated reduced interest expense was more than offset by higher outstanding balances and higher effective interest rates under our credit facility.

    INCOME TAXES. In connection with our acquisition of Carlton Resources in early 1998, we recorded deferred income tax liabilities related to the excess of financial bases of net assets acquired (principally properties and equipment) over their respective bases for income tax purposes. Prior to this acquisition, we offset our existing net operating loss carryforwards and the provision of credit for income taxes by valuation allowances. Our net liability is the result of our providing for income taxes or credits after the date of our acquisition of Carlton Resources.

    EQUITY IN LOSS OF AFFILIATE. During 1999, our equity in the loss of RVC Energy was $1.1 million and we wrote off our remaining investment of $200,000.

    EXTRAORDINARY ITEM. During 2000, we purchased $5.0 million in principal amount of our senior notes for $3.3 million. After adjustments for proportionate offering costs, accrued interest and tax effects, we reported a gain of $916,000.

    NET LOSS. Due to the factors described above, our net loss decreased by $4.8 million, from a net loss of $9.2 million in 1999 to a net loss of $4.4 million in 2000.

    YEAR ENDED DECEMBER 31, 1999 COMPARED TO YEAR ENDED DECEMBER 31, 1998

    OPERATING REVENUES. Our operating revenues increased by $794,000, or 3%, to $33.1 million for the year ended December 31, 1999 compared to $32.3 million for 1998.

    NATURAL GAS AND OIL SALES. The following table summarizes our natural gas and oil revenues and production volumes, average sales prices and period-to-period comparisons, including the effect on natural gas and oil operating revenues, for the periods indicated:

                                                     DECEMBER 31,
                                                  -------------------    INCREASE
                                                    1998       1999     (DECREASE)
                                                  --------   --------   ----------
Natural gas and oil sales (in thousands)........  $25,839    $23,085         (11)%
Production Volumes:
  Natural gas (MMcf)............................    8,795      8,283          (6)%
  Oil (Mbls)....................................      520        362         (30)%
Average Sales Prices:
  Natural gas (per Mcf).........................  $  2.24    $  2.08          (7)%
  Oil (per Bbl).................................    11.81      16.13          37 %

    Our natural gas and oil sales were lower during 1999 compared to 1998 as a result of a 12% decrease in production partially offset by a 2% increase in realized prices, both on an Mcfe basis. Most of the decrease in production was due to property sales during the second quarter of 1999. Our average daily production was 28.6 MMcfe in 1999 compared to 32.6 MMcfe for 1998. Our natural gas production decreased by 6% and oil production decreased by 30% for the comparable periods. We realized an average sales price for natural gas of $2.08 per Mcf for 1999, compared to $2.24 per Mcf for 1998. Our average realized sales price for oil for 1999 was $16.13 per Bbl, compared to $11.81 per Bbl for 1998, a 37% increase. Our gas sales are computed net of gains or losses from fixed-price swaps for physical deliveries during the reporting period. We sustained $362,000 in losses, or $0.04 per Mcf, from these transactions in 1999 compared to $1.6 million in gains, or $0.19 per Mcf, for 1998.

    GATHERING SYSTEM. Our Carmen system revenue was $9.2 million for the year ended December 31, 1999, compared to $6.1 million for 1998, an increase of $3.1 million, or 51%. Our 1998 results included gathering system revenue and costs since March 1, 1998, the date of our acquisition of Carlton Resources. We are obligated to deliver 10,000 MMBtu per day at the tailgate of the system, and we purchase natural gas from wells connected to the system to satisfy that obligation. In addition, we purchase and re-sell oil and dispose of saltwater. Our third party purchases and system operating costs were $7.0 million for the year of 1999, compared to $4.7 million for 1998, an increase of $2.3 million, or 49%. The operating margin from our Carmen system increased $756,000, or 54%, to $2.2 million for the year 1999 compared to $1.4 million for the year 1998.

    NATURAL GAS AND OIL PRODUCTION TAXES. Our natural gas and oil production taxes decreased by $59,000, or 3%, for the year ended December 31, 1999, compared to the same period in 1998, due entirely to lower wellhead natural gas and oil revenue during 1999 compared to 1998.

    NATURAL GAS AND OIL PRODUCTION EXPENSE. Our natural gas and oil production expense decreased by $781,000, or 12%, for the year ended December 31, 1999, compared to the same period in 1998. The decrease in expense was due primarily to the property sales during the second quarter of 1999. Our natural gas and oil production expense was $0.56 per Mcfe for 1999, an increase from $0.55 per Mcfe compared to 1998, or a 2% increase on a Mcfe basis.

    AMORTIZATION AND DEPRECIATION EXPENSE. Our amortization and depreciation expense decreased by $749,000, or 5%, for 1999 compared to 1998, and was $1.24 per Mcfe for 1999, an increase of $0.09, or 8%, compared to the $1.15 per Mcfe for 1998. Our natural gas and oil amortization expense was $0.92 per Mcfe for 1999 compared with $0.93 per Mcfe for 1998, resulting in a decrease of $1.5 million. Depreciation of our Carmen gathering system increased $325,000 and depreciation of other assets increased $461,000.

    GENERAL AND ADMINISTRATIVE EXPENSE. Our general and administrative expense was $4.4 million, an increase of $920,000, or 26% in 1999, compared with $3.5 million in 1998. The increase was due primarily to costs associated with managing RVC Energy, for which we were reimbursed $600,000 in management fees during 1999.

    INTEREST EXPENSE. Our interest expense increased $1.4 million to $14.6 million for 1999 compared to $13.2 million for 1998. This increase was attributable to higher average outstanding indebtedness and higher effective interest rates during 1999. Our senior notes were outstanding for only ten months of 1998.

    INCOME TAXES. In connection with our acquisition of Carlton Resources, we recorded deferred income tax liabilities related to the excess of financial bases of net assets acquired (principally properties and equipment) over their respective bases for income tax purposes. Prior to this acquisition, our existing net operating loss carryforwards and the provision of credit for income taxes had been offset by valuation allowances. Our net liability results from providing for income taxes or credits after the date of the Carlton Resources acquisition.

    EQUITY IN LOSS OF AFFILIATE. Our equity in the loss of RVC Energy was $693,000 in 1998 and $1.1 million in 1999. We wrote off our remaining investment of $200,000 million in 1999.

    EXTRAORDINARY ITEM. During 1998, we purchased $7.0 million principal amount of our senior notes for $4.8 million. After adjustments for proportionate offering costs, accrued interest and tax effects, our purchase resulted in a gain of $1.1 million.

    NET LOSS. Due to the factors described above, our net loss increased by $2.7 million, from a net loss of $6.5 million in 1998 to a net loss of $9.2 million in 1999.

USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires that our management make estimates and assumptions that affect the reported amounts of assets and liabilities as well as disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

LIQUIDITY AND CAPITAL RESOURCES

    As of December 31, 2000, we had cash and cash equivalents of $917,000 and $1.4 million was available under our credit facility.

    As of December 31, 2000, we had $127.4 million ($128.5 million excluding the original issue discount) of indebtedness outstanding in addition to trade payables and other liabilities incurred in the ordinary course of our business. This included $103.0 million of senior notes due 2008 issued in February 1998, and $25.4 million of advances under our credit facility. At December 31, 2000, due to covenants contained in the indenture, we could not incur any additional indebtedness for borrowed money in excess of $1.4 million available under our existing credit facility. Our capital expenditure budget through 2002 is $35.1 million provided current natural gas and oil prices continue to be realized and assuming the completion of this offering.

    Historically, we have funded our business activities with operating cash flow and reserve-based bank borrowings. We believe that, based on current prices, the cash proceeds we expect to receive from our sales of natural gas and oil and the net cash proceeds we expect to receive from this offering will be sufficient to cover our operating expenses and capital expenditures through December, 2002. From time to time we engage in discussions relating to potential acquisitions of natural gas and oil properties or companies engaged in the natural gas and oil business. We have no present agreement, commitment or understanding with respect to any such acquisitions. Any future acquisitions may require that we obtain additional financing that will depend upon financing arrangements, if any, available at the time.

    CREDIT FACILITY. In December 1999, we completed the refinancing of our senior credit facility. Our credit facility is subject to borrowing base restrictions and limitations contained in the indenture governing our senior notes.

    The following is a summary of the provisions of the credit facility that we consider to be material, but does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the definitive loan documentation.

    - The credit facility is a $30.0 million revolving credit facility due December 2003.

    - Borrowings under the credit facility bear interest at the greater of prime plus 2.0% per annum and 8.0% per annum.

    - The credit facility contains a number of covenants including, among others, covenants limiting our ability to incur debt, make loans, create liens, pay dividends, make guarantees and investments, change our business, engage in transactions with affiliates, sell assets, enter into restrictive agreements, engage in sale leaseback transactions or new business and engage in mergers and acquisitions. The credit facility contains other usual and customary negative and affirmative covenants.

    - Borrowings under the credit facility are secured by liens on substantially all of our natural gas and oil properties and other assets, including our Carmen system.

    - We must maintain in place at all times hedges of not less than 25% nor more than 75% of our estimated production of natural gas and oil for the ensuing six-month period.

    The amount of credit available at any time under our credit facility may not exceed the borrowing base, which is subject to redetermination at least semi-annually based, in part, on changing expectations of future prices. Because of restrictions contained in the indenture governing our senior notes, at December 31, 2000, our maximum borrowing ability under our credit facility was $26.8 million. Our credit facility contains customary covenants which, among other things, require periodic financial and reserve reporting and limit our incurrence of indebtedness, liens, dividends, loans, mergers, transactions with affiliates, investments and sales of assets.

    SENIOR NOTES. We have outstanding $103.0 million aggregate principal amount of unsecured senior notes which mature in February 2008. The notes were issued under an indenture with United States Trust Company of New York, as Trustee. The notes bear interest at an annual rate of 11 1/2%, payable semi-annually on each February 15 and August 15.

    The senior note indenture contains certain restrictive covenants which, among other things, limit our ability and that of our restricted subsidiaries to incur additional indebtedness, create liens, pay dividends or make distributions in respect of our capital stock, make investments or certain other restricted payments, sell assets, redeem capital stock, issue or sell stocks of restricted subsidiaries, enter into transactions with stockholders or affiliates or effect certain consolidations or mergers.

    The indenture governing our senior notes provides that, following the occurrence of any change of control (as defined therein), we must offer to purchase all outstanding senior notes at a purchase price equal to 101% of their principal amount, plus accrued interest to the date of purchase. One of our stockholders who was formerly a director recently sold all of her shares of our common stock to Carmen Acquisition Corp. which we believe is an affiliate of Chesapeake Energy Corporation. Another stockholder, who was neither one of our directors nor officers, also sold a portion of his shares of our common stock to Carmen Acquisition and granted to Carmen Acquisition the option, exercisable after February 1, 2002, to purchase the balance of his shares. Based on the number of shares of our common stock currently outstanding, if Carmen Acquisition should exercise its option to acquire the balance of the shares of our common stock from the selling stockholder, that exercise would result in a "change of control" and we would be obligated to offer to purchase our outstanding senior notes at 101% of their principal amount plus accrued and unpaid interest. However, if prior to the time Carmen Acquisition exercises its option we issue additional shares of our common stock pursuant to options we have previously granted, in this offering or otherwise, Carmen Acquisition's exercise of its option would not result in a "change of control" and we would not be required to offer to purchase our outstanding senior notes.

    NET OPERATING LOSS DEDUCTION. The consummation of this offering will, when coupled with the previous purchases by Carmen Acquisition of 49.5% of our outstanding common stock, result in an "ownership change" within the meaning of
Section 382 of the Internal Revenue Code. Following consummation of this offering, Section 382 will restrict, among other things, the amount of net operating loss carryforwards which we can apply annually against our taxable income for any year ending after the consummation of this offering. The annual amount of the net operating loss carryforwards which we may use in following years will be the product of (a) our fair market value immediately before the consummation of this offering, multiplied by (b) the applicable long-term tax-exempt bond rate as published by the Internal Revenue Service for the month in which this offering is consummated. We do not expect this limitation on the use of our net operating loss deduction to have a material adverse effect on our results of operations. In addition, we may deduct an additional amount of our operating loss carryforwards in a post-offering year to the extent we recognize "built-in gain" in such year. Generally, a "built-in gain" is a gain we recognize if we dispose of an asset that we held at the time of the consummation of this offering, but only to the extent the gain is not greater than the amount by which the fair market value of the asset exceeded its tax basis at the time of the consummation of this offering. For information regarding the amount of our common stock acquired by Carmen Acquisition, please see "Principal Stockholders."

    CASH FLOWS FROM OPERATING ACTIVITIES. Our cash flows from operating activities are comprised of net loss, adjustments to reconcile net loss to cash provided (used) before changes in working capital, and changes in working capital. For the year ended December 31, 2000, our net loss was $4.8 million less than that of 1999. Adjustments, consisting primarily of non-cash items such as depreciation and amortization and deferred income taxes, were $6.2 million for the year of 2000 compared to $8.8 million for 1999, a decrease of $2.6 million. Working capital changes for the year 2000 provided cash of $4.2 million compared with a use of $5.5 million of cash for 1999. Growth in accounts payable and accrued liabilities during 2000 was the primary reason for this change. For the year ended December 31, 2000, in total, our cash flows from operating activities provided $5.9 million in cash compared to a use of $6.0 million in cash for 1999.

    CASH FLOW FROM INVESTING ACTIVITIES. For the year ended December 31, 2000, our net cash used by investing activities was $4.8 million, including
$6.9 million for natural gas and oil property additions, offset by property sales proceeds of $2.8 million. For the year ended December 31, 1999, our net cash used in investing activities was $2.3 million, including $4.5 million for natural gas and oil property additions offset by $2.9 million of property sales. Our budget for capital expenditures through 2002 is $35.1 million, provided current natural gas and oil prices continue to be realized and assuming the completion of this offering.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

    INTEREST RATE RISK

    We are exposed to changes in interest rates. Changes in interest rates affect the interest earned on our cash and cash equivalents and the interest rate paid on borrowings under our credit facility. Under our current policies, we do not use interest rate derivative instruments to manage exposure to interest rate changes.

    COMMODITY PRICE RISK

    Our revenues, profitability and future growth depend substantially on prevailing prices for natural gas and oil. Prices also affect the amount of cash flow available for capital expenditures and our ability to borrow and raise additional capital. The amount we can borrow under our credit facility is subject to periodic redetermination based in part on changing expectations of future prices. Lower prices may also reduce the amount of natural gas and oil that we can economically produce. We currently sell most of our natural gas and oil production under price sensitive or market price contracts.

    To reduce exposure to fluctuations in natural gas and oil prices and to achieve more predictable cash flow, periodically we utilize various hedging strategies to manage the price received for a portion of our future natural gas and oil production. We do not establish hedges in excess of our expected production. These strategies customarily involve contracts for specified monthly volumes at prices determined with reference to the natural gas futures market or swap arrangements that establish an index-related price above which we pay the hedging partner and below which we are paid by the hedging partner. These contracts allow us to predict with greater certainty the effective natural gas and oil prices to be received for our production and benefit us when market prices are less than the fixed prices under our hedging contracts. However, we will not benefit from market prices that are higher than the fixed prices in these contracts for our hedged production. At December 31, 2000, we had hedging contracts in place covering 2,430,000 MMBtu, representing approximately 50% of our estimated gas production through August 31, 2001, at an average floor price of $3.842 per MMBtu. For the year ended December 31, 2000, our hedging strategies covered 7.0 Bcfe of natural gas and reduced our realized gas prices by $0.92 per Mcf. As of December 31, 2000, we had no oil hedges outstanding. Under our credit facility we are required to have in place at any given time hedges covering not less than 25% nor more than 75% of our estimated production of natural gas and oil for the ensuing six-month period.

    As of December 31, 2000, we had the following quantity hedges on natural gas outstanding:

                                                         AVERAGE     AVERAGE
PERIOD                                                  MMBTU/DAY    $/MMBTU
------                                                  ---------   ---------
First quarter 2001....................................   10,000       $4.21
Second quarter 2001...................................   10,000       $3.65
Third quarter 2001....................................    6,739       $3.57

RECENT ACCOUNTING PRONOUNCEMENTS

    Effective January 1, 2001, we adopted Statement of Financial Accounting Standards No. 133, as amended, "Accounting for Derivative Instruments and Hedging Activities." The statement requires us to recognize all derivatives on our balance sheet at fair value. Derivatives that are not designated or not effective as hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of the derivative will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will immediately be recognized in earnings.

    Based on our derivative positions and market prices at December 31, 2000, if we had applied SFAS 133 at that date, we estimate that we would have recorded a loss from the cumulative effect of an accounting change of approximately
$7.4 million as a reduction of other comprehensive income. The ultimate impact of the derivative positions held at December 31, 2000 will depend on the changes in market prices at the settlement dates of the derivatives. See Note 1 to our consolidated financial statements.

                                    BUSINESS

GENERAL

    We are an independent, natural gas-focused company engaged in the acquisition, development, exploitation, exploration and production of natural gas and oil properties, primarily in the Deep Anadarko Basin and the Anadarko Shelf in the Mid-Continent region, the Permian Basin and onshore Gulf Coast region. We have been active in these core areas since 1987. Our management team has extensive technical and operating expertise in all areas of our geographic focus. From 1987 to November 1996, we primarily developed and operated natural gas and oil properties through a limited partnership. In 1996, we acquired all of the partnership's natural gas and oil properties and other assets, and adopted our current strategy of aggressively managing and developing our existing properties and seeking acquisition opportunities; and, in 1999, we expanded our strategy to include exploration activities.

    We have grown principally through acquisitions of producing properties and the further development of these acquired properties. Since 1996, we have acquired an aggregate of 148.8 Bcfe at an average cost of $0.70 per Mcfe, and have drilled or participated in the drilling of 154 natural gas and oil wells with a 92% success rate. During that same period, our historical average finding cost from all sources was $0.67 per Mcfe and our average reserve replacement ratio was 263%. We believe that we have substantial additional acquisition, development and exploitation opportunities in our four core areas of operations. In addition, our exploration activities and sizeable inventory of exploration prospects provides us with substantial growth potential.

    At December 31, 2000, our estimated net proved reserves of natural gas and oil were 116.8 Bcf of natural gas and 3.8 MMBbls of oil, or 139.8 Bcfe, of which approximately 84% were natural gas, with a PV-10 Value of approximately
$303.0 million, based on prices we were receiving as of December 31, 2000 of $5.98 per Mcf of natural gas and $23.75 per Bbl of oil. At that date, our proved developed reserves comprised 72% of our total reserves and our reserve life for total proved reserves was approximately 16 years. At December 31, 2000, our interests in the 500 wells we operated represented approximately 59% of our PV-10 Value. In addition to our proved reserve base, we also own and operate the Carmen gathering system, a 182-mile natural gas and oil gathering system and saltwater disposal operation located in our Anadarko Shelf core area. The Carmen system's operating margin contributed approximately $3.2 million to our EBITDA during 2000.

    For the year ended December 31, 2000, we generated EBITDA of approximately $16.9 million, compared to $13.8 million in 1999. During the year 2000, we participated in the drilling of 29 wells with a success rate of 72%, we increased our proved reserves by 26.0 Bcfe, we produced 8.4 Bcfe and we sold 1.2 Bcfe of our reserves in place. In addition, we have identified ten exploration prospects and have acquired leasehold acreage on six of these prospects.

    Our average daily production was 22.0 MMcfe for the three months ended
March 31, 2001, compared to 25.0 MMcfe for the comparable period in 2000. We realized an average sale price for natural gas of $5.05 per Mcf for the three months ended March 31, 2001, compared to $2.24 per Mcf for the three months ended March 31, 2000, an increase of 125%. Our average realized sales price for oil for the three month period ended March 31, 2001 was $29.44 per Bbl, compared to $24.4 per Bbl for the comparable period in 2000, a 21% increase.

    For 2001 and 2002, assuming completion of this offering, our capital expenditure budget is $35.1 million, of which $19.3 million is budgeted for development and exploitation and $15.8 million for exploration. Through December 31, 2002, we expect to drill or participate in the drilling of 109 total wells, 87 of which will be development wells and 22 will be exploratory wells.

DEVELOPMENT, EXPLOITATION AND EXPLORATION PROGRAMS

    DEVELOPMENT AND EXPLOITATION PROGRAM. Our future production and performance depends to a large extent on the successful development of our existing reserves of natural gas and oil. A major component of our capital expenditure budget through 2002 includes approximately $19.3 million for costs associated with development drilling and exploitation of our natural gas and oil properties in our core areas.

    Our interests in the wells we operate represented approximately 59% of our PV-10 Value as of December 31, 2000. As operator, we are able to control expenses, capital allocation and the timing of development and exploitation activities of these properties. We have identified 177 development projects on our existing properties, including 169 projects in our core areas. These development projects involve both the drilling of development wells and extension wells. Our drilling and development budget through December 31, 2002 includes the drilling of 87 development and extension wells at an estimated aggregate cost of $18.0 million. These 87 development and extension wells include 82 wells in our core areas and 78 wells involve reserves included in our proved reserves at December 31, 2000.

    We have identified 87 projects involving recompletions of existing wells. Of the 87 proposed recompletion projects, 59 would involve reserves included in our proved reserves at December 31, 2000. Our development budget through December 31, 2002 assumes we will conduct 28 recompletion projects at an aggregate cost of $1.2 million, including 26 recompletion projects in our core areas.

    Our remaining properties are operated by third parties and, as a working interest owner in those properties, we are required to pay our share of the costs of developing and exploiting them. During the years ended December 31, 1999 and 2000, our approximate costs for development activities on these nonoperated properties were $1.5 million in 1999 and $2.0 million in 2000.

    EXPLORATION PROGRAM. A principal component of our strategy to expand our reserves and production includes an exploration program focused on adding long-lived, natural gas reserves from our core areas.

    Since 1987, we have conducted a successful development and exploitation program resulting in the accumulation of significant long-lived natural gas and oil reserves at relatively moderate depths, located principally in our core areas. In 1998, utilizing the knowledge and expertise gained from this effort, we initiated an exploration program by adding exploration professionals to our technical staff. We intend to maintain our exploration focus in our core areas, while remaining opportunistic with respect to other exploration concepts. In our core areas, we own in excess of 200,000 gross leasehold acres, which enhances our competitive exploration position and provides the foundation for future reserve additions.

    In developing exploratory drilling prospects, our exploration staff uses a tiered approach of:

    - generating geological concepts,

    - acquiring 2-D data to reinforce the concept, and

    - confirming with 3-D data for drilling.

    We own 2-D data covering 14,700 square miles and 3-D data covering 198 square miles of acreage in our core areas. We have participated in two 3-D group shoots covering 130 miles, and operated one of these shoots, which covered 38 square miles.

    We have an experienced technical staff, including geologists, landmen, engineers and other technical personnel devoted to prospect generation and identification of potential drilling locations.

    We seek to reduce exploration risk by exploring at moderate depths that are deep enough to discover sizeable gas accumulations (generally less than 13,000 feet). Our established presence in our core areas has provided our staff with substantial expertise. Many of our exploration plays are based upon seismic data comparisons to our existing producing fields. While we will maintain this focus, we plan to broaden our exposure and be opportunistic in pursuing growth-oriented exploration plays in other basins, primarily on a non-operated basis. For exploration prospects we generate, we will seek partners for the joint drilling of wells. In most cases, we will own a greater interest in these projects than any of our drilling partners and will operate the wells. As a result, we will be able to influence the areas of exploration and the acquisition of leases, as well as the timing and drilling of each well.

    We intend to concentrate our exploration projects in the Skinner, Red Fork, Morrow and Springer formations of the Anadarko Basin and in the Strawn, Pennsylvania Sands, Clearfork, and Sligo formations of the Permian Basin of west Texas and New Mexico. Through December 31, 2002, we expect to participate in the drilling of 22 gross exploratory wells, and we have budgeted $15.8 million for these projects, assuming completion of this offering.

PRINCIPAL NATURAL GAS AND OIL PROPERTIES AND RESERVES

    We own and operate natural gas and oil properties in eight states, with our proved reserves being located primarily in our core areas of the Deep Anadarko Basin and the Anadarko Shelf in the Mid-Continent region; the Permian Basin of southwest Texas and southeast New Mexico, and the onshore Gulf Coast region of south Louisiana and Mississippi. Our natural gas and oil properties located in our core areas represented approximately 92% of our PV-10 Value at December 31, 2000.

    At December 31, 2000, we operated 500 productive wells and owned non-operated interests in 1,378 productive wells. Our interests in the wells we operate represented approximately 59% of our PV-10 Value at December 31, 2000.

    In the following table, we present information regarding our proved reserves of natural gas and oil in our core areas as of December 31, 2000:

                                                                                   PV-10
                                        NATURAL GAS   OIL/LIQUIDS    TOTAL         VALUE        PERCENT OF
                                          (MMCF)        (MBBLS)     (MMCFE)    (IN THOUSANDS)   PV-10 VALUE
                                        -----------   -----------   --------   --------------   -----------
Deep Anadarko Basin...................     43,987          526       47,144       $106,357           35%
Anadarko Shelf........................     31,859        1,317       39,760         79,231           26%
Permian Basin.........................     21,434        1,608       31,081         61,004           20%
Onshore Gulf Coast....................     11,538          105       12,165         33,033           11%

    DEEP ANADARKO BASIN. Our proved reserves in the Deep Anadarko Basin area accounted for approximately 35% of our PV-10 Value at December 31, 2000. The Deep Anadarko Basin area is located in southwest Oklahoma and the Texas panhandle. In this core area, we own an interest in 49 producing natural gas and oil wells that we operate and 177 producing natural gas and oil wells operated by others. During the year ended December 31, 2000, we drilled or participated in the drilling of 13 gross development wells in this core area, of which 12 were successfully completed as producing wells. In addition, during 2000 our total net daily production from the Deep Anadarko Basin area averaged approximately 7,720 Mcfe, or approximately 33% of our total production. The majority of our production in this core area is from the Red Fork formation, from depths of 12,000 feet to 13,000 feet. Our principal fields in the Deep Anadarko Basin area are the Hammon, Strong City and Wickham fields. We have identified five workover and recompletion opportunities, along with 38 infill drilling locations and ten exploratory prospects in the Deep Anadarko Basin area. For 2001 and 2002, we have scheduled the drilling of 23 development wells and two recompletions at a budgeted cost of $6.4 million, and we expect to participate in the drilling of 12 exploratory wells in the Deep Anadarko Basin area at a budgeted cost of $6.3 million.

    ANADARKO SHELF. Our proved reserves in the Anadarko Shelf area accounted for approximately 26% of our PV-10 Value at December 31, 2000. The Anadarko Shelf area is located in northwest

Oklahoma and the Texas panhandle. In this core area, we own an interest in 374 producing natural gas and oil wells that we operate and 109 producing natural gas and oil wells operated by others. During the year ended December 31, 2000, we drilled or participated in the drilling of four gross natural gas and oil wells in this core area, of which three were successfully completed as producing development wells. In addition, during 2000, our total net daily production from the Anadarko Shelf area averaged approximately 8,030 Mcfe, or approximately 35% of our total production. The majority of our production in this core area is from the Hunton, Mississippian, Manning and Tonkawa formations, from depths of 5,000 feet to 7,000 feet. Our principal fields in the Anadarko Shelf area are the Carmen, Major County and Panhandle fields. In addition, our Carmen System is located in the Anadarko Shelf area. We have identified nine workover and recompletion opportunities, along with 52 infill drilling locations and four exploratory prospects in the Anadarko Shelf area. For 2001 and 2002, we have scheduled the drilling of 44 development wells and two recompletions at a budgeted cost of $7.9 million and we expect to participate in the drilling of one exploratory well in the Anadarko Shelf area at a budgeted cost of $300,000.

    PERMIAN BASIN. Our proved reserves in the Permian Basin area accounted for approximately 20% of our PV-10 Value at December 31, 2000. The Permian Basin area is located in southwest Texas and southeast New Mexico. In this core area, we own an interest in 41 producing natural gas and oil wells that we operate and 491 producing natural gas and oil wells operated by others. During the year ended December 31, 2000, we drilled or participated in the drilling of five gross natural gas and oil wells in this core area, of which three were successfully completed as producing development wells. In addition, during 2000 we successfully recompleted seven wells in this core area. During 2000, our total net daily production from the Permian Basin area averaged approximately 3,720 Mcfe, or approximately 16% of our total production. The majority of our production in this core area is from the Canyon, Delaware and Strawn formations, from depths of 5,000 feet to 8,000 feet. Our principal fields in the Permian Basin area are the SCB and the Vinegarone fields. We have identified 26 workover and recompletion opportunities, along with 26 infill drilling locations and three exploratory prospects in the Permian Basin area. For 2001 and 2002, we have scheduled the drilling of 15 development wells and eight recompletions at a budgeted cost of $3.5 million and we expect to participate in the drilling of six exploratory wells in the Permian Basin area at a budgeted cost of $1.8 million.

    ONSHORE GULF COAST. Our proved reserves in the onshore Gulf Coast area accounted for approximately 11% of our PV-10 Value at December 31, 2000. The onshore Gulf Coast area is located in south Louisiana and Mississippi. In this core area, we own an interest in 30 producing natural gas and oil wells that we operate and 15 producing natural gas and oil wells operated by others. During the year ended December 31, 2000, we did not drill or participate in the drilling of any natural gas and oil wells in this core area, but we successfully recompleted one well. During 2000, our total net daily production from the onshore Gulf Coast area averaged approximately 1,394 Mcfe, or approximately 7% of our total production. The majority of our production in this core area is from the Camerina and Margunilina formations, from depths of 9,000 feet to 11,000 feet. Our principal field in the onshore Gulf Coast area is the Egan Field. We have identified 17 workover and recompletion opportunities, no infill drilling locations and one potential exploratory prospect in the onshore Gulf Coast area. For 2001 and 2002, we expect to participate in 14 workovers and recompletions at a budgeted cost of $500,000 and in the drilling of three exploratory wells in the onshore Gulf Coast area at a budgeted cost of $1.1 million.

CARMEN GATHERING SYSTEM

    As part of our 1998 acquisition of Carlton Resources, we acquired and currently own and operate a 182-mile natural gas and oil gathering system and saltwater disposal operation in the Carmen Field of the Anadarko Shelf area. Our Carmen system purchases, transports and markets natural gas and oil production and disposes of water produced from the properties dedicated to our Carmen system. We operate 132 of the 200 producing natural gas and oil wells currently connected to the Carmen system.

    Through our Carmen system, we purchase natural gas and oil at the lease and transport the production, with associated saltwater, to a collection and separation facility that we operate. From this point, the natural gas is delivered to a processing and compression facility operated by a third party operator. After processing, gas volumes are returned to us and sold into a variety of delivery points. Oil purchasing and gathering, saltwater gathering and saltwater disposal comprise an integrated operation whereby oil and saltwater are gathered at the lease and subsequently measured and transported to a central facility through the liquids gathering line. Upon separation, the oil is aggregated and sold at a central sales point to a number of crude purchasers, and the saltwater is disposed of into our saltwater disposal well.

    Our ownership of the Carmen system enables us to improve the control over our production and enhances our ability to obtain access to pipelines for ultimate sale of our natural gas and oil. In addition, we are able to resell natural gas that we purchase from third parties at a profit. The following table includes data with respect to the operation of our Carmen system from March 1, 1998 through December 31, 2000:

                                                            MARCH 1,
                                                            1998 TO      YEAR ENDED DECEMBER 31,
                                                          DECEMBER 31,   -----------------------
                                                              1998          1999         2000
                                                          ------------   ----------   ----------
                                                                     ($ IN THOUSANDS)
Gathering system operating margin.......................     $ 1,407      $ 2,163      $ 3,249
                                                             =======      =======      =======

Daily Throughput Capacity:
  Natural gas (Mcf).....................................      18,000       18,000       18,000
  Oil and saltwater (Bbl)...............................       3,000        3,000        3,000

Average Daily Throughput:
  Natural gas (Mcf):
    RAM Energy..........................................       3,112        2,513        2,568
    Third parties.......................................       6,080        8,180        7,335
                                                             -------      -------      -------
      Total.............................................       9,192       10,693        9,903
                                                             =======      =======      =======
    Percent of natural gas capacity.....................          51%          59%          55%
                                                             =======      =======      =======
  Oil and Saltwater (Bbl):
    RAM Energy..........................................       1,109          626          575
    Third parties.......................................         506          848          792
                                                             -------      -------      -------
      Total.............................................       1,615        1,474        1,367
                                                             =======      =======      =======
    Percent of oil and saltwater capacity...............          54%          49%          46%
                                                             =======      =======      =======

For the year ended December 31, 2000, throughput purchased from third parties represented 74% of the total throughput of our Carmen system.

NATURAL GAS AND OIL RESERVES

    The following table summarizes the estimates of our historical net proved reserves and the related present values of these reserves at the dates shown. The reserve and present value data for our natural gas and oil properties as of December 31, 1998, 1999 and 2000 were prepared by Garb Grubbs Harris & Associates (formerly Forrest A. Garb & Associates, Inc.), independent petroleum engineers.

    In the following table, PV-10 Value represents the present value of our estimated future net revenues before income tax discounted at an annual rate of 10%, using prices in effect at the end of the respective periods presented and excluding the effects of hedging activities. In accordance with applicable requirements of the Securities and Exchange Commission, estimates of our proved reserves and future net revenues are made using natural gas and oil sales prices received by us as of the date of such reserve estimates and are held constant throughout the life of the properties. The prices used in calculating PV-10 Value as of December 31, 2000 were $5.98 per Mcf of natural gas and $23.75 per Bbl of oil, which were the prices we were receiving as of December 31, 2000. The prices at which we sell natural gas are determined on the first day of each month for the entire month. On December 31, 2000, the NYMEX price for natural gas was $9.98 per MMBtu. Had this price been used in determining our proved reserves and their PV-10 Value at December 31, 2000, our estimated proved reserves would have been 141.3 Bcfe with a PV-10 Value of $470.6 million at December 31, 2000.

    Estimated quantities of proved reserves and future net revenues therefrom are affected by natural gas and oil prices, which have fluctuated widely in recent years. There are numerous uncertainties inherent in estimating natural gas and oil reserves and their values, including many factors beyond the control of the producer. The reserve data set forth in this report represent only estimates. Reservoir engineering is a subjective process of estimating underground accumulations of natural gas and oil that cannot be measured in an exact manner. The accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. As a result, estimates of different engineers, including those used by us, may vary. In addition, estimates of reserves are subject to revisions based upon actual production, results of future development and exploration activities, prevailing natural gas and oil prices, operating costs and other factors, which revisions may be material. The PV-10 Value of our proved natural gas and oil reserves does not necessarily represent the current or fair market value of such proved reserves, and the 10% discount factor required by the Securities and Exchange Commission may not reflect current interest rates, our cost of capital or any risks associated with the development and production of our proved natural gas and oil reserves.

    In general, the volume of production from natural gas and oil properties declines as reserves are depleted. Except to the extent we acquire properties containing proved reserves or conduct successful exploitation and development activities, our proved reserves will decline as reserves are produced. Our future natural gas and oil production is, therefore, highly dependent upon our level of success in finding or acquiring additional reserves.

                                                                    AS OF DECEMBER 31,
                                                              ------------------------------
                                                                1998       1999       2000
                                                              --------   --------   --------
Proved Reserves:
  Natural gas (MMcf)........................................   109,894    101,764    116,812
  Oil and condensate (MBbls)................................     3,653      3,606      3,826
    Total (MMcfe)...........................................   131,812    123,401    139,766

  Estimated future net revenues before income taxes (in
    thousands)..............................................  $160,456   $179,825   $601,111

  PV-10 Value (in thousands)................................  $ 84,615   $ 92,611   $302,985

Prices Used to Calculate PV-10 Value:
  Natural gas (per Mcf).....................................  $   2.12   $   2.07   $   5.98
  Oil and condensate (per Bbl)..............................      8.95      22.76      23.75

NET PRODUCTION, UNIT PRICES AND COSTS

    The following table presents certain information with respect to our natural gas and oil production, prices and costs attributable to all natural gas and oil properties owned by us for the periods shown. Average realized prices reflect the actual realized prices received by us, including the results of our hedging activities. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                        YEAR ENDED DECEMBER 31,
                                                                 --------------------------------------
                                                                   1998           1999           2000
                                                                 --------       --------       --------
Production Volumes:
  Natural gas (MMcf)......................................         8,795          8,283          6,661
  Oil and condensate (MBbls)..............................           520            362            295
    Total (MMcfe).........................................        11,916         10,456          8,430
Average Realized Prices:
  Natural gas (per Mcf)...................................       $  2.24        $  2.08        $  2.64
  Oil and condensate (per Bbl)............................         11.81          16.13          27.38
    Per Mcfe..............................................          2.17           2.21           3.04
Natural Gas and Oil Expenses (per Mcfe):
  Natural gas and oil production taxes....................       $  0.17        $  0.19        $  0.33
  Natural gas and oil production expenses.................          0.55           0.56           0.59
  Depreciation and amortization...........................          1.15           1.24           1.20
  General and administrative..............................          0.30           0.42           0.40

ACQUISITION, DEVELOPMENT AND EXPLORATION CAPITAL EXPENDITURES

    The following table presents information regarding our net costs incurred in our acquisitions of proved properties, and our development and exploration activities:

                                                                        YEAR ENDED DECEMBER 31,
                                                                 --------------------------------------
                                                                   1998           1999           2000
                                                                 --------       --------       --------
                                                                 ($ IN THOUSANDS, EXCEPT PER MCFE DATA)
Proved property acquisition costs.........................       $30,907        $    --        $    --
Development costs.........................................        17,972          3,625          4,464
Exploration costs.........................................            --            860          2,421
                                                                 -------        -------        -------
Total costs incurred......................................       $48,879        $ 4,485        $ 6,885
                                                                 =======        =======        =======
Proved reserves acquired/discovered (includes revisions of
  previous estimates) (Mcfe)..............................        47,073          7,881         26,018
Total cost per Mcfe of reserves acquired/discovered.......       $  1.04        $  0.57        $  0.27

PRODUCING WELLS

    The following table sets forth the number of productive wells in which we owned an interest as of December 31, 2000. Productive wells consist of producing wells and wells capable of production, including wells awaiting pipeline connections or connection to production facilities. Wells that we complete in more than one producing horizon we count as one well.

                                                               GROSS       NET
                                                              --------   --------
Natural gas.................................................     487        251
Oil.........................................................   1,391        132
                                                               -----      -----
  Total.....................................................   1,878        383
                                                               =====      =====

ACREAGE

    The following table sets forth our developed and undeveloped gross and net leasehold acreage as of December 31, 2000:

                                                             GROSS       NET
                                                            --------   --------
Developed.................................................  207,706     73,302
Undeveloped...............................................   36,643     13,184
                                                            -------    -------
  Total...................................................  244,349     86,486
                                                            =======    =======

    Approximately 85% of our net acreage was located in our core areas as of December 31, 2000. Our undeveloped acreage includes leased acres on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of natural gas and oil, regardless of whether or not such acreage is held by production or contains proved reserves. A gross acre is an acre in which we own an interest. A net acre is deemed to exist when the sum of fractional ownership interests in gross acres equals one. The number of net acres is the sum of the fractional interests owned in gross acres.

DRILLING ACTIVITIES

    During the periods indicated, we drilled or participated in drilling the following wells:

                                                                             YEAR ENDED DECEMBER 31,
                                                         ---------------------------------------------------------------
                                                                1998                  1999                  2000
                                                         -------------------   -------------------   -------------------
                                                          GROSS       NET       GROSS       NET       GROSS       NET
                                                         --------   --------   --------   --------   --------   --------
Development Wells:
  Productive...........................................      53       16.1         19        2.4         20        4.3
  Non-productive.......................................       4        1.5          -          -          1          -
Exploratory Wells:
  Productive...........................................       -          -          -          -          1        0.2
  Non-productive.......................................       -          -          -          -          7        2.3
                                                           ----       ----       ----       ----       ----       ----
Total..................................................      57       17.6         19        2.4         29        6.8
                                                           ====       ====       ====       ====       ====       ====

NATURAL GAS AND OIL MARKETING AND HEDGING

    Our natural gas and oil production is sold primarily under market sensitive or spot price contracts. The revenues received by us from the sale of natural gas liquids are included in crude oil sales. During the year ended December 31, 2000, ONEOK Resources, Inc. accounted for approximately 21%, Enron Trading & Transportation LLC accounted for approximately 17% and Reliant Energy, Inc. accounted for approximately 15% of our natural gas and oil sales. One purchaser, Miami Valley Resources, Inc., accounted for approximately 77% of our Carmen system revenue. We believe there are numerous other companies available to purchase our natural gas and oil and that the loss of any or all of these purchasers would not materially affect our ability to sell natural gas and oil.

    We have only limited involvement with derivative financial instruments, as defined in SFAS No. 133 "Accounting For Derivative Instruments and Hedging Activities" and do not use them for trading purposes. Our objective is to hedge a portion of our exposure to price volatility from producing natural gas and oil. These arrangements expose us to credit risk of our counterparties and to basis risk. See "Management's Discussion and Analysis of Financial Condition and Results of Operation--Liquidity and Capital Resources" and Note 1 to our consolidated financial statements.

COMPETITION

    The natural gas and oil industry is highly competitive. We compete for the acquisition of natural gas and oil properties, primarily on the basis of the price to be paid for such properties, with numerous entities including major oil companies, other independent natural gas and oil concerns and individual producers and operators. Many of these competitors are large, well-established companies and have financial and other resources substantially greater than ours. Our ability to acquire additional natural gas and oil properties and to discover reserves in the future will depend upon our ability to evaluate and select suitable properties and to consummate transactions in a highly competitive environment.

TITLE TO PROPERTIES

    We believe we have satisfactory title to our properties in accordance with standards generally accepted in the natural gas and oil industry. As is customary in the natural gas and oil industry, we make only a cursory review of title to farmout acreage and to undeveloped natural gas and oil leases upon execution of any contracts. Prior to the commencement of drilling operations, a title examination is conducted and curative work is performed with respect to significant defects. To the extent title opinions or other investigations reflect title defects, we, rather than the seller of the undeveloped property, are typically responsible to cure any such title defects at our expense. If we were unable to remedy or cure any title defect of a nature such that it would not be prudent for us to commence drilling operations on the property, we could suffer a loss of our entire investment in the property. We have obtained title opinions on substantially all of our producing properties. Prior to completing an acquisition of producing natural gas and oil leases, we perform a title review on a material portion of the leases. Our natural gas and oil properties are subject to customary royalty interests, liens for current taxes and other burdens that we believe do not materially interfere with the use of or affect the value of such properties.

FACILITIES

    Our executive and operating offices are located at Suite 650, Meridian Tower, 5100 E. Skelly Drive, Tulsa, Oklahoma 74135. We lease all of our significant facilities. We believe that our facilities are adequate for our current needs.

REGULATION

    GENERAL. Various aspects of our natural gas and oil operations are subject to extensive and continually changing regulation, as legislation affecting the natural gas and oil industry is under constant review for amendment or expansion. Numerous departments and agencies, both federal and state, are authorized by statute to issue, and have issued, rules and regulations binding upon the natural gas and oil industry and its individual members.

    REGULATION OF SALES AND TRANSPORTATION OF NATURAL GAS. The Federal Energy Regulatory Commission (the "FERC") regulates the transportation and sale for resale of natural gas in interstate commerce pursuant to the Natural Gas Act of 1938 and the Natural Gas Policy Act of 1978. In the past, the federal government has regulated the prices at which natural gas and oil could be sold. While sales by producers of natural gas and all sales of crude oil, condensate and natural gas liquids can currently be made at uncontrolled market prices, Congress could reenact price controls in the future. Our sales of natural gas are affected by the availability, terms and cost of transportation. The price and terms for access to pipeline transportation are subject to extensive regulation and proposed regulations designed to increase competition within the natural gas industry, to remove various barriers and practices that historically limited nonpipeline natural gas sellers, including producers, from effectively competing with interstate pipelines for sales to local distribution companies and large industrial and commercial customers and to establish the rates interstate pipelines may charge for their services.

Similarly, the Oklahoma Corporation Commission and the Texas Railroad Commission have been reviewing changes to their regulations governing transportation and gathering services provided by intrastate pipelines and gatherers. While the changes being considered by these federal and state regulators would affect us only indirectly, they are intended to further enhance competition in natural gas markets. We cannot predict what further action the FERC or state regulators will take on these matters, however, we do not believe that any actions taken will have an effect materially different than the effect on other natural gas producers and gatherers with which we compete.

    Additional proposals and proceedings that might affect the natural gas industry are pending before Congress, the FERC, state commissions and the courts. The natural gas industry historically has been very heavily regulated; therefore, there is no assurance that the less stringent regulatory approach recently pursued by the FERC and Congress will continue.

    OIL PRICE CONTROLS AND TRANSPORTATION RATES. Our sales of crude oil, condensate and gas liquids are not currently regulated and are made at market prices. The price we receive from the sale of these products may be affected by the cost of transporting the products to market.

    ENVIRONMENTAL. Our natural gas and oil operations are subject to pervasive federal, state, and local laws and regulations concerning the protection and preservation of the environment (e.g., ambient air, and surface and subsurface soils and waters), human health, worker safety, natural resources, and wildlife. These laws and regulations affect virtually every aspect of our natural gas and oil operations, including its exploration for, and production, storage, treatment, and transportation of, hydrocarbons and the disposal of wastes generated in connection with those activities. These laws and regulations increase our costs of planning, designing, drilling, installing, operating, and abandoning natural gas and oil wells and appurtenant properties, such as gathering systems, pipelines, and storage, treatment and saltwater disposal facilities.

    We have expended and will continue to expend significant financial and managerial resources to comply with applicable environmental laws and regulations, including permitting requirements. Our failure to comply with these laws and regulations can subject us to substantial civil and criminal penalties, claims for injury to persons and damage to properties and natural resources, and clean-up and other remedial obligations. Although we believe that the operation of our properties generally complies with applicable environmental laws and regulations, the risks of incurring substantial costs and liabilities are inherent in the operation of natural gas and oil wells and appurtenant properties. We could also be subject to liabilities related to the past operations conducted by others at properties now owned by us, without regard to any wrongful or negligent conduct by us.

    We cannot predict what effect future environmental legislation and regulation will have upon our natural gas and oil operations. The possible legislative reclassification of certain wastes generated in connection with natural gas and oil operations as "hazardous wastes" would have a significant impact on our operating costs, as well as the natural gas and oil industry in general. The cost of compliance with more stringent environmental laws and regulations, or the more vigorous administration and enforcement of those laws and regulations, could result in material expenditures by us to remove, acquire, modify, and install equipment, store and dispose of wastes, remediate facilities, employ additional personnel, and implement systems to ensure compliance with those laws and regulations. These accumulative expenditures could have a material adverse effect upon our profitability and future capital expenditures.

    REGULATION OF NATURAL GAS AND OIL EXPLORATION AND PRODUCTION. Our exploration and production operations are subject to various types of regulation at the federal, state and local levels. Such regulations include requiring permits and drilling bonds for the drilling of wells, regulating the location of wells, the method of drilling and casing wells, and the surface use and restoration of properties upon which wells are drilled. Many states in which we own producing properties also have statutes or regulations addressing conservation matters, including provisions for the utilization or pooling of natural gas and oil properties, the establishment of maximum rates of production from natural gas and oil wells and the regulation of spacing, plugging and abandonment of such wells. See "Risk Factors--We are subject to complex laws and regulations, including environmental regulations, which can adversely affect the cost, manner or feasibility of doing business."

LEGAL PROCEEDINGS

    From time to time, we are party to litigation or other legal proceedings that we consider to be a part of the ordinary course of our business. We are not involved in any legal proceedings, nor are we a party to any pending or threatened claims, that could reasonably be expected to have a material adverse effect on our financial condition or results of operations.

EMPLOYEES

    As of April 30, 2001, we had 50 employees, nine of whom were administrative, accounting or financial personnel and 41 of whom were technical and operations personnel. Our exploration staff includes three exploration geologists and one exploration landman. In addition, we have project specific consulting relationships with two geophysicists. In 2000, we outsourced most of our internal bookkeeping functions and reduced our clerical workforce by 18 persons. Our future success will depend partially on our ability to attract, retain and motivate qualified personnel. We are not a party to any collective bargaining agreement and we have not experienced any strikes or work stoppages. We consider our relations with our employees to be satisfactory.

                                   MANAGEMENT

    The following table sets forth names, ages and titles of our directors and executive officers:

NAME                                     AGE                           POSITION
----                                   --------   ---------------------------------------------------
William W. Talley II, Ph.D...........     58      Chairman of the Board of Directors

Larry E. Lee.........................     52      President and Chief Executive Officer and Director

Gerald R. Marshall(1)(2).............     67      Director

John M. Reardon(1)(2)................     59      Director

Larry G. Rampey......................     56      Senior Vice President--Operations

John M. Longmire.....................     59      Senior Vice President and Chief Financial Officer,
                                                    Treasurer and Secretary

Drake N. Smiley......................     53      Senior Vice President--Land, Legal and Business
                                                    Development

------------------------

(1) Member of the Compensation Committee

(2) Member of the Audit Committee

    WILLIAM W. TALLEY II, PH.D. has been our Chairman of the Board and a director since our incorporation in 1987 and was Chief Executive Officer from 1987 to 1989 and from 1992 to October 31, 1997. Dr. Talley served as the Society of Petroleum Engineers' Distinguished Lecturer on natural gas marketing and pricing in 1987 and 1988 and was Vice President and director of the Independent Petroleum Association of America in 1987. Dr. Talley has been an officer and a principal of the RAM Group, Ltd., an energy and management consulting firm, since 1974. He is a registered professional engineer.

    LARRY E. LEE has been our President and a director since our incorporation in 1987. Mr. Lee served as our Chief Executive Officer from 1989 to 1992 and has served in such capacity since November 1, 1997. Mr. Lee is a member of the Oklahoma Independent Petroleum Association and of the Independent Petroleum Association of America. He served as a director of the Independent Petroleum Association of America from 1990 to 1992. Mr. Lee has been an officer and a principal of the RAM Group, Ltd. since 1984.

    GERALD R. MARSHALL became one of our directors in December 1997. Since October 1996, Mr. Marshall has served as Vice Chairman of the Midland Group, an Oklahoma-based financial services organization. Since December 1993,
Mr. Marshall has served as President and Chief Executive Officer of Midland Asset Management Co., an asset management and financial consulting firm.

    JOHN M. REARDON became one of our directors in December 1997 and served as an adviser to our board of directors from August 1994 until December 1997.
Mr. Reardon has been President and Chief Executive Officer of Valencia Bank & Trust (formerly Valencia National Bank), of Santa Clarita, California, since August 1994. From 1991 to August 1994, he was Senior Vice President of RAMCO Oil & Gas, Inc., a former subsidiary of the Company, and of RAM Management Associates, Inc. From 1987 to 1991, Mr. Reardon was a Senior Vice President of Wells Fargo Bank.

    LARRY G. RAMPEY became our Senior Vice President in December 1997 and had been a Vice President since 1989. From 1972 to 1989, Mr. Rampey held the positions of Vice President of International Operations, Vice President of Domestic Operations and staff engineer for Reading & Bates Petroleum Co.

    JOHN M. LONGMIRE became our Senior Vice President in December 1997 and had been a Vice President since 1994. Mr. Longmire has been our Chief Financial Officer, Treasurer and Secretary since August 1994 and was our Controller from 1990 to February 1994. Previously, he held various financial management positions with Texas International Company, Amarex, Inc. and Union Oil Company of California. Mr. Longmire is a Certified Public Accountant.

    DRAKE N. SMILEY became our Senior Vice President in December 1997 and had been a Vice President since February 1997. Mr. Smiley was a Vice President from 1989 to 1994. From 1994 until he rejoined us in 1997, Mr. Smiley served as Vice President--Land of Continental Resources, Inc., an independent natural gas and oil company. From 1980 to 1989, he was employed by Reading & Bates Petroleum Co., serving as Manager of Land. Mr. Smiley is a member of the Oklahoma and Tulsa County Bar Associations.

    Our directors are divided into three classes, with each class having as equal a number of directors as practicable. The directors are elected on a staggered basis for three-year terms. One class stands for re-election at each annual meeting of stockholders. Dr. Talley's term will expire in 2001. The terms of Mr. Lee and Mr. Marshall will expire in 2002. Mr. Reardon's term will expire in 2003. Our executive officers serve at the discretion of the board of directors.

    Dr. Talley and Mr. Lee beneficially own and were formerly executive officers of Jobs for St. Landry Parish, Inc., d/b/a Standard Fittings Company, a manufacturer of pipe fittings. Standard Fittings filed a petition pursuant to Chapter 11 of the U.S. Bankruptcy Code in January 1997 in the U.S. Bankruptcy Court for the Western District of Louisiana. The Chapter 11 proceeding was dismissed in June 1997.

    Dr. Talley and Mr. Lee collectively own 49.5% of the stock and constitute the board of directors of Oklahoma Double R Corporation, or ODRC. Dr. Talley and Mr. Lee are the senior executive officers of ODRC. ODRC was special general partner of our predecessor partnership and upon dissolution of the partnership in 1997, all of ODRC's interest in the properties of the partnership was distributed to RAM Energy in partial satisfaction of outstanding indebtedness from ODRC to RAM Energy. ODRC has no other assets. During 1999, ODRC filed a petition pursuant to Chapter 7 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court for the Western District of Oklahoma, which proceeding currently is pending.

EXECUTIVE COMPENSATION

    The following table sets forth for the years indicated the cash compensation of our chief executive officer and each of our other four most highly compensated executive officers as of December 31, 2000.

SUMMARY COMPENSATION TABLE

                                         ANNUAL COMPENSATION            OTHER          SECURITIES          ALL
                                    ------------------------------      ANNUAL         UNDERLYING         OTHER
                                                SALARY     BONUS     COMPENSATION       OPTIONS        COMPENSATION
                                      YEAR       ($)        ($)         ($)(1)      (# OF SHARES)(2)    ($)(3)(4)
                                    --------   --------   --------   ------------   ----------------   ------------
William W. Talley II, Ph.D........    2000     $240,000   $     --                                       $888,332
  Chairman of the Board               1999      240,000    150,000            --               --              --
                                      1998      240,000    150,000                                          7,296

Larry E. Lee......................    2000      295,000         --                                          4,486
  President and Chief                 1999      295,000    300,000            --               --              --
  Executive Officer                   1998      295,000    300,000                                          7,296

Larry G. Rampey...................    2000      155,000         --                                          4,486
  Senior Vice President               1999      155,000     50,000            --               --              --
                                      1998      150,000     50,000                                          6,900

John M. Longmire..................    2000      145,000         --                                          4,486
  Senior Vice President and           1999      145,000     50,000            --               --              --
  Chief Financial Officer,            1998      140,000     60,000                                          7,296
  Treasurer and Secretary

Drake N. Smiley...................    2000      140,000         --                                          4,486
  Senior Vice President               1999      140,000     50,000            --               --              --
                                      1998      130,000     40,000                                             --

------------------------

(1) Personal benefits provided by us did not exceed the lesser of $50,000 or 10% of total annual salary and bonus for any executive officer. No other annual compensation was paid.

(2) No options have been granted to, or are outstanding and held by, the executive officers named in the above table.

(3) Except for Dr. Talley, the amounts specified represent matching contributions made by us to the account of the executive officer under our 401(k) Profit Sharing Plan.

(4) Includes for Dr. Talley $4,486 matching contribution under our 401(k) Profit Sharing Plan, and $883,846 in conjunction with termination by us of a special severance agreement with him.

DIRECTORS' COMPENSATION

    We pay our non-employee directors an annual fee of $24,000 plus $1,000 for each meeting attended, with a maximum of six meetings per year. Beginning in 2001, Dr. Talley receives a director's fee of $1,000 for each board meeting, with a maximum of six meetings per year. Mr. Lee, as our President and Chief Executive Officer, does not receive a director's fee. We reimburse all of our directors for travel and other expenses.

COMPENSATION COMMITTEE, INTERLOCKS AND INSIDER PARTICIPATION

    The Compensation Committee of our board of directors determines the compensation of our executive officers. During 2000, the members of the Compensation Committee were M. Helen Bennett, a former director, and Gerald R. Marshall and John M. Reardon, both of whom currently are members of our board of directors.

EMPLOYMENT AND SEVERANCE AGREEMENTS

    We have an employment agreement with Mr. Lee effective January 1, 2001 for an initial term expiring in December 2003, subject to annual extensions of one year, at an annual salary of $321,550 and an annual bonus to be determined by the Board. Under this agreement, Mr. Lee's employment may be terminated by us or by Mr. Lee at any time. Upon Mr. Lee's death, his representatives or, upon his disability, Mr. Lee, will receive accrued but unpaid salary, bonus and benefits, a pro rata share of any bonus paid for the immediately preceding year, one year's salary and an amount equal to the highest bonus paid to him during the term of the agreement. In the event of Mr. Lee's disability, he will continue to be entitled to receive benefits for the remainder of the agreement. If Mr. Lee ceases to be an employee other than by reason of death, disability, for cause or by voluntary resignation, he is entitled to receive his accrued but unpaid salary and benefits, an amount equal to a pro rata share of any bonus paid for the immediately preceding year, plus an amount equal to three times his base salary.

    We have an employment agreement with Dr. Talley under which he serves as Chairman of the Board of Directors of the Company at a salary of $65,000 per year, plus a fee of $1,000 per board meeting up to a maximum of six meetings per year. This agreement may be terminated by Dr. Talley or by us at any time. Upon termination of this employment agreement, we have no obligation to make any severance payment to Dr. Talley. The employment agreement became effective January 1, 2001, upon termination of the special severance agreement between us and Dr. Talley that had been in existence since December 1997. Under that special severance agreement, Dr. Talley received a base salary of $240,000 per year, plus any annual bonus awarded by the Board. Upon termination of the special severance agreement, we agreed to pay Dr. Talley the severance benefits provided in the special severance agreement, totaling $884,000, all of which was treated as an expense in our consolidated financial statements for the year ended December 31, 2000. The sum of $164,000 was paid prior to December 31, 2000, an additional $320,000 was paid in April 2001 and the balance of $400,000 is to be paid prior to May 31, 2001.

    We have employment and severance agreements with Messrs. Longmire, Rampey and Smiley. Each of these agreements expires December 31, 2001. Under the terms of each agreement, the officer's employment may be terminated by us at any time for good cause, or for any other reason upon two weeks prior notice, subject to certain severance payments.

STOCK INCENTIVE PLAN

    Our 1998 Stock Incentive Plan authorizes the grant of nonqualified stock options, incentive stock options and restricted stock awards to employees and non-employee directors. The purpose of the plan is to create incentives designed to motivate our employees, and employees of any present or future parent or subsidiary, and our directors, to exert maximum efforts toward our success and growth and to attract and retain experienced individuals who by their position, ability and diligence are able to make important contributions to our success. The plan is administered by the compensation committee of our Board of Directors; however, awards under the plan to members of the compensation committee are made by our full Board.

    The maximum number of shares of common stock for which options and restricted stock awards that we may grant under the plan is 1,650,000, subject to adjustment in the event of any stock dividend, stock split, recapitalization or reorganization or certain business combinations. Shares subject to previously expired or terminated options or other forfeited awards which did not result in the issuance of shares become available again for awards under the plan. The shares we may issue under the plan may be newly issued shares, treasury shares or shares acquired privately or by open-market purchases. Our committee will determine the number of shares and other terms of each grant; provided that the shares subject to stock options granted under the plan and the shares of restricted stock awarded under the plan in any year to any participant may not exceed an aggregate of 75,000. Awards under the plan may, in the discretion of the committee, provide for immediate vesting upon a change of control, as defined in the plan.

    The exercise price of both incentive and nonqualified stock options may not be less than 100% of the fair market value of the common stock at the time of grant or, in the case of an incentive stock option granted to an employee owning stock possessing more than 10% of the total combined voting power of all classes of our stock (a "10% shareholder"), 110% of the fair market value of the common stock on the date of grant. Incentive stock options may be granted only to employees, and the aggregate exercise price of all incentive stock options under all of our plans becoming exercisable for the first time by an employee during any calendar year may not exceed $100,000. Each option granted under the plan will expire on the date specified by the committee, but, with respect to incentive stock options, not more than ten years from the date of grant or, in the case of a 10% shareholder, not more than five years from the date of grant. Unless the committee otherwise provides, a stock option will terminate three months (one year in the event of an optionee's disability or three years in the event of an optionee's death) after the optionee's termination of employment or termination as a director. In no event, however, will an option be exercisable after its expiration date. The committee has the power to accelerate the vesting of options not exercisable on the optionee's termination date. The exercise price of an option granted under the plan may be paid in cash, shares of common stock having a fair market value equal to the exercise price (either shares then owned by the optionee or to be issued upon exercise of the option) or a combination of cash and common stock. In addition, an optionee may utilize a broker to effect a contemporaneous sale of sufficient shares subject to the option to pay the exercise price by following the procedure set forth in the plan.

    Restricted stock awards will be subject to such terms, conditions, restrictions and/or limitations as the committee deems appropriate including, but not limited to, restrictions on transferability and continued employment or service as a director, in the case of non-employee directors.

    Outstanding options become nonforfeitable and exercisable in full immediately prior to our liquidation or dissolution or our merger or consolidation or sale of all or substantially all of our assets if provision is not made in such transaction for the assumption by the acquiror of outstanding unvested options granted under the plan or the substitution of new options therefor. Unexercised outstanding options will terminate upon the consummation of our dissolution or liquidation, or merger, consolidation or sale of assets.

    The plan may be terminated or amended by our board of directors at any time, subject to stockholder approval in the case of amendments to increase the aggregate number of shares of common stock subject to the plan or to permit options with below-market exercise prices. If not earlier terminated, the plan expires in 2008.

    No stock options or restricted stock awards have yet been granted to officers or directors under the plan. Prior to the consummation of this offering we intend to grant options under the plan to our key personnel to purchase an
aggregate of       shares of our common stock at an exercise price of $    per
share.

                             PRINCIPAL STOCKHOLDERS

    The following table sets forth certain information regarding the beneficial
ownership of our common stock as of             , 2001 and as adjusted to
reflect the sale of shares of our common stock offered by this prospectus, held by:

    - each of our directors who owns common stock;

    - each of our executive officers who owns common stock;

    - each person known or believed by us to own beneficially 5% or more of our common stock; and

    - all of our directors and executive officers as a group, and as adjusted to give effect to this offering.

    Unless otherwise indicated, each person has sole voting and dispositive power with respect to such shares. The number of shares of common stock outstanding for each listed person includes any shares the individual has the right to acquire within 60 days of this prospectus.

                                                                             OWNERSHIP PERCENTAGE
                                                                            ----------------------
                                                              SHARES OF     BEFORE THE   AFTER THE
NAME OF BENEFICIAL OWNER                                     COMMON STOCK    OFFERING    OFFERING
------------------------                                     ------------   ----------   ---------
William W. Talley II, Ph.D.(1)(2)..........................   2,025,000         24.8%
  9400 N. Broadway Extension
  Oklahoma City, Oklahoma 73114

Larry E. Lee(1)............................................   2,025,000         24.8%
  5100 E. Skelly Drive, Suite 650
  Tulsa, Oklahoma 74135

Carmen Acquisition Corp.(3)................................   4,048,500         49.5%
  6201 North Western
  Oklahoma City, Oklahoma 73112

All executive officers and directors as a group               4,050,000         49.5%
  (7 persons)..............................................

------------------------

(1) Director and executive officer

(2) Shares are held in a trust as to which Dr. Talley has sole voting and dispositive power.

(3) We have been informally advised that Carmen Acquisition Corp. holds an option, exercisable after February 1, 2002, to purchase 82,500 shares of our common stock from a stockholder who is not our affiliate. Management also has been advised that Carmen Acquisition Corp. is an affiliate of Chesapeake Energy Corporation. See "Management's Discussion and Analysis of Financial Condition and Results of Operation."

                              CERTAIN TRANSACTIONS

    We redeemed all of our Series B Preferred Stock in January 1998. The
Series B Preferred Stock was issued in 1987 and 1988 for $10.00 per share.
Dr. Talley and Mr. Lee, together with two other stockholders beneficially owned in equal amounts all of the issued and outstanding shares of Series B Preferred Stock. The redemption price for each share of Series B Preferred Stock was $10.00 per share, resulting in the payment of $174,130 to each holder, for an aggregate redemption price of $696,520. We issued notes to each holder in the principal amount of the redemption consideration. Each note was paid prior to February 10, 1998 together with interest at an annual rate of 8 1/2%. Each of Dr. Talley, Mr. Lee, and the other stockholders agreed to guarantee sums due under our credit facility in amounts equal to the respective redemption amounts paid to them, which guarantees were extinguished in February 1998 upon completion of the offering of our 11 1/2% senior notes.

                          DESCRIPTION OF CAPITAL STOCK

    Our authorized capital stock consists of 45,000,000 shares of common stock, par value $.001 per share, and 5,000,000 shares of preferred stock, par value of
$.01 per share ("Preferred Stock"). Effective             , 2001, we consummated
a three-for-one split of our common stock. At             , 2001, 8,181,000
shares of common stock and no shares of preferred stock were outstanding. We have reserved 1,650,000 shares of common stock for issuance under our stock option plan. We have outstanding options to purchase an aggregate of 150,000 shares of our common stock held by an unaffiliated party.

    The following description of certain matters relating to our capital stock is a summary and is qualified in its entirety by the provisions of our certificate of incorporation and the bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part.

COMMON STOCK

    The holders of our common stock are entitled to one vote per share on all matters submitted to a vote of stockholders. In addition, such holders are entitled to receive ratably such dividends, if any, as may be declared from time to time by our board of directors out of funds legally available, subject to the payment of preferential dividends with respect to any preferred stock that from time to time may be outstanding. In the event of our dissolution, liquidation or winding-up, the holders of common stock are entitled to share ratably in all assets remaining after payment of all our liabilities and subject to the prior distribution rights of the holders of any preferred stock that may be outstanding at that time. The holders of common stock do not have cumulative voting rights or preemptive or other rights to acquire or subscribe for additional, unissued or treasury shares. All outstanding shares of common stock are, and when issued, the shares of common stock offered hereby will be, fully paid and nonassessable.

PREFERRED STOCK

    We have an authorized class of preferred stock consisting of 5,000,000 shares, none of which are issued and outstanding. Our board of directors is authorized, subject to any limitations prescribed by law, without further stockholder approval, to issue shares of preferred stock from time to time. Our board of directors may designate one or more series of preferred stock. Each series of preferred stock shall have such number of shares, designations, preferences, voting powers, qualifications and special or relative rights or privileges as shall be determined by our board of directors, which may include, among others, dividend rights, voting rights, redemption and sinking fund provisions, liquidation preferences and conversion rights.

ANTI-TAKEOVER PROVISIONS

    Our certificate of incorporation and bylaws and the General Corporation Law of Delaware include a number of provisions that may have the effect of encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our board of directors rather than pursue non-negotiated takeover attempts. These provisions include a classified board of directors, authorized blank check preferred stock, restrictions on business combinations and the availability of authorized but unissued common stock.

    CLASSIFIED BOARD OF DIRECTORS. Our certificate of incorporation contains provisions for a staggered board of directors with only one-third of the board standing for election each year. Our directors can only be removed for cause. A staggered board makes it more difficult for stockholders to change the majority of the directors and instead promotes a continuity of existing management.

    BLANK CHECK PREFERRED STOCK. Our certificate of incorporation authorizes blank check preferred stock. Our board of directors can set the voting rights, redemption rights, conversion rights and other rights relating to the preferred stock and could issue preferred stock in either a private or public transaction. In some circumstances, the blank check preferred stock could be issued for the purpose and have the effect of preventing a merger, tender offer or other takeover attempt which our board of directors opposes.

    DELAWARE TAKEOVER STATUTE. We are subject to Section 203 of the Delaware General Corporation Law. In general, Section 203 prevents an "interested stockholder" from engaging in a "business combination" with a Delaware corporation for three years following the date such person became an interested stockholder, unless (i) prior to the date such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approves the business combination, (ii) upon consummation of the transaction that resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding stock held by directors who are also officers of the corporation and stock held by certain employee stock plans, or (iii) on or subsequent to the date of the transaction in which such person became an interested stockholder, the business combination is approved by the board of directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of at least two-thirds of the outstanding voting stock of the corporation not owned by the interested stockholder.

    Section 203 defines a "business combination" to include (i) any merger or consolidation involving the corporation and an interested stockholder, (ii) any sale, transfer, pledge or other disposition involving an interested stockholder of 10% or more of the assets of the corporation, (iii) subject to certain exceptions, any transaction which results in the issuance or transfer by the corporation of any stock of the corporation to an interested stockholder,
(iv) any transaction involving the corporation which has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder or (v) the receipt by an interested stockholder of any loans, guarantees, pledges or other financial benefits provided by or through the corporation. In addition,
Section 203 defines an "interested stockholder" as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

    STOCK PURCHASE AND SUPER MAJORITY VOTING PROVISIONS. Our certificate of incorporation includes a provision which requires the affirmative vote of two-thirds of the outstanding shares of capital stock entitled to vote generally in the election of directors held by persons who are not interested stockholders (as defined in our certificate of incorporation) to approve the repurchase of any of our equity securities from an interested stockholder unless either
(a) such repurchase is made on the same
terms offered to all holders of the same securities or (b) we do not pay above the market price or fair market value of such securities. Our certificate of incorporation also includes a provision which requires the affirmative vote of two-thirds of the outstanding shares of capital stock entitled to vote generally in the election of directors to alter, amend or repeal certain sections of our certificate of incorporation or bylaws.

STOCKHOLDER ACTION

    Except as otherwise required by law or our certificate of incorporation, with respect to any act or action required of or by the holders of the common stock, the affirmative vote of the holders of a majority of the issued and outstanding shares of common stock entitled to vote thereon is sufficient to authorize the act or action.

LIMITATION OF LIABILITY OF DIRECTORS

    Our certificate of incorporation provides that no director shall be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability as follows:

    - for any breach of the director's duty of loyalty to us or our stockholders;

    - for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

    - for an act or omission for which the liability of a director is expressly provided by an applicable statute; and

    - for any transaction from which the director derived an improper personal benefit.

    The effect of these provisions is to eliminate our rights and those of our stockholders, through derivative suits on our behalf, to recover monetary damages against a director for a breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior, except in the situations described above.

TRANSFER AGENT AND REGISTRAR

    The transfer agent and registrar of our common stock is UMB Bank, N.A.

                        SHARES ELIGIBLE FOR FUTURE SALE

    Prior to this offering, there has not been any public market for our common stock, and no prediction can be made as to the effect, if any, that market sales of shares of common stock or the availability of shares of common stock for sale will have on the market price of our common stock prevailing from time to time. Nevertheless, sales of substantial amounts of shares of common stock in the public market, or the perception that such sales could occur, could adversely affect the market price of our common stock and could impair our future ability to raise capital through the sale of our equity securities.

    When this offering is completed, we will have a total of             shares
of common stock outstanding. In addition,             shares of common stock
will be issuable upon exercise of outstanding stock options. The shares offered by this prospectus will be freely tradable unless they are purchased by our affiliates.

    The remaining       shares are "restricted" which means that they originally
sold in offerings that were not subject to a registration statement with the Securities and Exchange Commission. These restricted shares may be resold only through registration under the Securities Act of 1933 or under an available exemption from registration, such as provided through Rule 144. Under Rule 144, all of the restricted shares may be sold in 2001.

    In addition,             shares are issuable upon the exercise of options.
If any options are exercised, the shares issued upon exercise will also be restricted, but may be sold under Rule 144 after the shares have been held for one year. Sales under Rule 144 are subject to volume limitations and other conditions.

    The holders of             shares of common stock have agreed to a 180-day
"lock-up" with respect to these shares. This generally means that they cannot sell these shares during the 180-days following the date of this prospectus. See "Underwriting" for additional details. After the 180-day lock-up period, these shares may be sold in accordance with Rule 144.

    In general, under Rule 144 as currently in effect, a person or persons whose shares are required to be aggregated, including an affiliate, who has beneficially owned shares for at least one year is entitled to sell, within any three-month period commencing 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

    - 1% of the then outstanding shares of our common stock, which would be
      approximately       shares immediately after this offering; or

    - the average weekly trading volume in the shares of our common stock during the four calendar weeks preceding the date on which notice of such sale is filed, subject to certain restrictions.

    A person who is not deemed to have been an affiliate at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years would be entitled to sell such shares without regard to the requirements described above. To the extent that shares were acquired from an affiliate, the transferee's holding period for the purpose of effecting a sale under Rule 144 commences on the date of transfer from the affiliate.

    On             , 2001, we filed a Form S-8 registration statement under the
Securities Act to register all shares of our common stock issuable upon the exercise of outstanding options, and options granted and to be granted under our stock option plan. This registration statement automatically became effective upon filing. Accordingly, shares covered by that registration statement will thereupon be eligible for sale in the public markets, unless the options are subject to vesting restrictions or the contractual restrictions described under "Underwriting." See "Management."

    We have agreed not to sell or otherwise dispose of any shares of our common stock during the 180-day period following the date of the prospectus, except we may issue, and grant options to purchase, shares of common stock and we may offer and sell shares of common stock under our 1998 stock option plan.

                                  UNDERWRITING

    We have entered into an underwriting agreement with the underwriters named below. CIBC World Markets Corp. is acting as the representative of the underwriters.

    The underwriting agreement provides for the purchase of a specific number of shares of common stock by each of the underwriters. The underwriters' obligations are several, which means that each underwriter is required to purchase a specified number of shares, but is not responsible for the commitment of any other underwriter to purchase shares. Subject to the terms and conditions of the underwriting agreement, each underwriter has severally agreed to purchase the number of shares of common stock set forth opposite its name below:

                                                              NUMBER OF
UNDERWRITER                                                    SHARES
-----------                                                   ---------
CIBC World Markets Corp.....................................

                                                               -------
      Total.................................................
                                                               =======

    The underwriters have agreed to purchase all of the shares offered by this prospectus (other than those covered by the over-allotment option described below) if any are purchased. Under the underwriting agreement, if an underwriter defaults in its commitment to purchase shares, the commitments of non-defaulting underwriters may be increased or the underwriting agreement may be terminated, depending on the circumstances.

    The shares should be ready for delivery on or about             , 2001
against payment in immediately available funds.             is the fourth
business day following the date of this prospectus. The fourth day settlement may affect the trading of the shares on the date of this prospectus and on the three following business days. The underwriters are offering the shares subject to various conditions and may reject all or part of any order. The representatives have advised us that the underwriters propose to offer the shares directly to the public at the public offering price that appears on the cover page of this prospectus. In addition, the representatives may offer some of the shares to other securities dealers at such price less a concession of $ per share. The underwriters may also allow, and such dealers may reallow, a concession not in excess of $ per share to other dealers. After the shares are released for sale to the public, the representatives may change the offering price and other selling terms at various times.

    We have granted the underwriters an over-allotment option. This option, which is exercisable for up to 30 days after the date of this prospectus,
permits the underwriters to purchase a maximum of       additional shares from
us to cover over-allotments. If the underwriters exercise all or part of this option, they will purchase shares covered by the option at the initial public offering price that appears on the cover page of this prospectus, less the underwriting discount. If this option is exercised in full, the total price to
public will be $      and the total proceeds to us will be $      . The
underwriters have severally agreed that, to the extent the over-allotment option is exercised, they will each purchase a number of additional shares proportionate to the underwriter's initial amount reflected in the foregoing table.

    The following table provides information regarding the amount of the discount to be paid to the underwriters by us:

                                               TOTAL WITHOUT EXERCISE OF   TOTAL WITH FULL EXERCISE OF
                                   PER SHARE     OVER-ALLOTMENT OPTION        OVER-ALLOTMENT OPTION
                                   ---------   -------------------------   ---------------------------
CIBC World Markets Corp..........


    We estimate that our total expenses of the offering, excluding the
underwriting discount, will be approximately $      .

    We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

    We, our officers and directors and our employees who hold options have
agreed to a 180-day "lock up" with respect to       shares of common stock that
they beneficially own including securities that are convertible or exercisable into shares of common stock and securities that are exchangeable for shares of common stock. This means that, subject to certain exceptions, for a period of 180 days following the date of this prospectus, we and such persons may not offer, sell, pledge or otherwise dispose of these securities without the prior written consent of CIBC World Markets Corp.

    The representatives have informed us that they do not expect discretionary sales by the underwriters to exceed five percent of the shares offered by this prospectus.

    The underwriters have reserved for sale up to       shares for employees,
directors and other persons associated with us. These reserved shares will be sold at the initial public offering price that appears on the cover page of this prospectus. The number of shares available for sale to the general public in the offering will be reduced to the extent reserved shares are purchased by such persons. The underwriters will offer to the general public, on the same terms as other shares offered by this prospectus, any reserved shares that are not purchased by such persons.

    There is no established trading market for the shares. The offering price for the shares has been determined by us and the representatives, based on the following factors:

    - the history and prospects for the industry in which we compete;

    - our past and present operations;

    - our historical results of operations;

    - our prospects for future business and earning potential;

    - our management;

    - the general condition of the securities markets at the time of this offering;

    - the recent market prices of securities of generally comparable companies;

    - the market capitalization and stages of development of other companies which we and the representatives believe to be comparable to us; and

    - other factors deemed to be relevant.

    Rules of the Securities and Exchange Commission may limit the ability of the underwriters to bid for or purchase shares before the distribution of the shares is completed. However, the underwriters may engage in the following activities in accordance with the rules:

    - Stabilizing transactions--The representatives may make bids or purchases for the purpose of pegging, fixing or maintaining the price of the shares, so long as stabilizing bids do not exceed a specified maximum.

    - Over-allotments and syndicate covering transactions--The underwriters may sell more shares of our common stock in connection with this offering than the number of shares than they have committed to purchase. This over-allotment creates a short position for the underwriters. This short sales position may involve either "covered" short sales or "naked" short sales. Covered short sales are short sales made in an amount not greater than the underwriters' over-allotment option to purchase additional shares in this offering described above. The underwriters may close out any covered short position either by exercising their over-allotment option or by purchasing shares in the open market. To determine how they will close the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market, as compared to the price at which they may purchase shares through the over-allotment option. Naked short sales are short sales in excess of the over-allotment option. The underwriters muse close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that, in the open market after pricing, there may be downward pressure on the price of the shares that could adversely affect investors who purchase shares in this offering.

    - Penalty bids--If the representatives purchase shares in the open market in a stabilizing transaction or syndicate covering transaction, they may reclaim a selling concession from the underwriters and selling group members who sold those shares as part of this offering.

    - Passive market making--Market makers in the shares who are underwriters or prospective underwriters may make bids for or purchases of shares, subject to limitations, until the time, if ever, at which a stabilizing bid is made.

    Similar to other purchase transactions, the underwriters' purchases to cover the syndicate short sales or to stabilize the market price of our common stock may have the effect of raising or maintaining the market price of our common stock or preventing or mitigating a decline in the market price of our common stock. As a result, the price of the shares of our common stock may be higher than the price that might otherwise exist in the open market. The imposition of a penalty bid might also have an effect on the price of the shares if it discourages resales of the shares.

    Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of the shares. These transactions may occur on the Nasdaq National Market or otherwise. If such transactions are commenced, they may be discontinued without notice at any time.

    We and the underwriters expect that the shares will be ready for delivery on the fourth business day following the date of this prospectus. Under Securities and Exchange Commission regulations, secondary market trades are required to settle in three business days following the trade date (commonly referred to as "T+3"), unless the parties to the trade agree to a different settlement cycle. As noted above, the shares will settle in T+3. Therefore, purchasers who wish to trade on the date of this prospectus or during the next three succeeding business days must specify an alternate settlement cycle at the time of the trade to prevent a failed settlement. Purchasers of the shares who wish to trade shares on the date of this prospectus or during the next three succeeding business days should consult their own advisors.

                                 LEGAL MATTERS

    The validity of the issuance of the shares of common stock offered by this prospectus will be passed upon for us by McAfee & Taft A Professional Corporation, Oklahoma City, Oklahoma. A shareholder of McAfee & Taft A Professional Corporation currently holds options to purchase an aggregate of 150,000 shares of our common stock at an exercise price of $2.44 per share. Certain legal matters relating to this offering will be passed on by Akin, Gump, Strauss, Hauer & Feld, L.L.P., Houston, Texas, as counsel for the underwriters.

                                    EXPERTS

    The consolidated financial statements of RAM Energy as of December 31, 1999 and 2000 and for each of the three years in the period ended December 31, 2000, appearing in this Prospectus and in the Registration Statement, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

    Information relating to the estimated proved reserves of natural gas and oil and the related estimates of future net revenues and present values thereof as of December 31, 2000 on an actual and pro forma basis was estimated by Garb Grubbs Harris & Associates, independent petroleum engineers. The reserve and present value data for our existing properties as of December 31, 1998, 1999 and 2000 were estimated by Garb Grubbs Harris & Associates. Such estimates are included herein in reliance on the authority of such firms as experts in such matters.

                      WHERE YOU CAN FIND MORE INFORMATION

    We have filed a registration statement on Form S-1 with the Securities and Exchange Commission in connection with this offering. We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy the registration statement and any other documents we have filed at the Securities and Exchange Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the Public Reference Room. Our Securities and Exchange Commission filings are also available to the public at the Securities and Exchange Commission's Internet site at "http://www.sec.gov."

    This prospectus is part of the registration statement and does not contain all of the information included in the registration statement. Whenever a reference is made in this prospectus to any of our contracts or other documents, the reference may not be complete and, for a copy of the contract or document, you should refer to the exhibits that are a part of the registration statement.

    After the offering, we expect to provide annual reports to our stockholders that include financial information examined and reported on by our independent public accountant.

                          GLOSSARY OF TECHNICAL TERMS

    The definitions set forth below apply to the indicated terms as used in this prospectus. All volumes of natural gas referred to herein are stated at the legal pressure base of the state or area where the reserves exist and at 60 degrees Fahrenheit and in most instances are rounded to the nearest major multiple.

    BBL. One stock tank barrel, or 42 U.S. gallons liquid volume, used herein in reference to crude oil or other liquid hydrocarbons.

    BCF.  One billion cubic feet of natural gas.

    BCFE. One billion cubic feet of natural gas equivalent, determined using the ratio of six Mcf of natural gas to one Bbl of crude oil, condensate or natural gas liquids.

    BTU. British thermal unit, which is the heat required to raise the temperature of a one-pound mass of water from 58.5 to 59.5 degrees Fahrenheit.

    COMPLETION. The installation of permanent equipment for the production of natural gas or oil or, in the case of a dry hole, the reporting of abandonment to the appropriate agency.

    DEVELOPMENT WELL. A well drilled within the proved areas of a natural gas or oil reservoir to the depth of a stratigraphic horizon known to be productive.

    DRY HOLE OR WELL. A well found to be incapable of producing hydrocarbons in sufficient quantities such that proceeds from the sale of such production exceed production expenses and taxes.

    EXPLORATORY WELL. A well drilled to find and produce natural gas or oil reserves not classified as proved, to find a new reservoir in a field previously found to be productive of oil or natural gas in another reservoir or to extend a known reservoir.

    FIELD. An area consisting of a single reservoir or multiple reservoirs all grouped on or related to the same individual geological structural feature and/or stratigraphic condition.

    GROSS ACRES OR GROSS WELLS. The total acres or wells, as the case may be, in which a working interest is owned.

    MBBLS.  One thousand barrels of crude oil or other liquid hydrocarbons.

    MCF.  One thousand cubic feet of natural gas.

    MCFE. One thousand cubic feet of natural gas equivalent, determined using the ratio of six Mcf of natural gas to one Bbl of crude oil, condensate or natural gas liquids.

    MMBBLS.  One million barrels of crude oil or other liquid hydrocarbons.

    MMBTU.  One million Btus.

    MMCF.  One million cubic feet of natural gas.

    MMCFE. One million cubic feet of natural gas equivalent determined using the ratio of six Mcf of natural gas to one Bbl of crude oil, condensate or natural gas liquids.

    NET ACRES OR NET WELLS. The sum of the fractional working interests owned in gross acres or gross wells, as the case may be.

    OIL.  Crude oil, condensate and natural gas liquids.

    OPERATOR. The individual or company responsible for the exploration, exploitation and production of an natural gas or oil well or lease.

    PV-10 VALUE AND PRESENT VALUE. When used with respect to natural gas and oil reserves, the estimated future gross revenues to be generated from the production of proved reserves, net of estimated production and future development costs, using prices and costs in effect as of the date indicated, without giving effect to non-property related expenses such as general and administrative expenses, debt service and future income tax expenses or to depreciation, depletion and amortization, discounted using an annual discount rate of 10%.

    PRODUCTIVE WELL. A well that is found to be capable of producing hydrocarbons in sufficient quantities such that proceeds from the sale of such production exceed production expenses and taxes.

    PROVED DEVELOPED PRODUCING RESERVES. Proved developed reserves that are expected to be recovered from completion intervals currently open in existing wells and capable of production.

    PROVED DEVELOPED RESERVES. Proved reserves that are expected to be recovered from existing wellbores, whether or not currently producing, without drilling additional wells. Production of such reserves may require a recompletion.

    PROVED RESERVES. The estimated quantities of natural gas, crude oil, and natural gas liquids that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions.

    PROVED UNDEVELOPED LOCATION. A site on which a development well can be drilled consistent with spacing rules for purposes of recovering proved undeveloped reserves.

    PROVED UNDEVELOPED RESERVES. Proved reserves that are expected to be recovered from new wells on undrilled acreage or from existing wells where a relatively major expenditure is required for recompletion.

    RECOMPLETION. The completion for production of an existing wellbore in another formation from that in which the well has been previously completed.

    RESERVE LIFE. A ratio determined by dividing our estimated existing reserves determined as of the stated measurement date by production from such reserves for the prior twelve month period.

    RESERVOIR. A porous and permeable underground formation containing a natural accumulation of producible oil and/or natural gas that is confined by impermeable rock or water barriers and is individual and separate from other reservoirs.

    2-D SEISMIC. The method by which a cross-section of the earth's subsurface is created through the interpretation of reflecting seismic data collected along a single source profile.

    3-D SEISMIC. The method by which a three dimensional image of the earth's subsurface is created through the interpretation of reflection seismic data collected over a surface grid. 3-D seismic surveys allow for a more detailed understanding of the subsurface than do conventional surveys and contribute significantly to field appraisal, exploitation and production.

    UNDEVELOPED ACREAGE. Lease acreage on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of natural gas and oil regardless of whether such acreage contains proved reserves.

    WORKING INTEREST. The operating interest that gives the owner the right to drill, produce and conduct operating activities on the property and a share of production.

    WORKOVER.  Operations on a producing well to restore or increase production.

                         INDEX TO FINANCIAL STATEMENTS

                                    CONTENTS

Report of Independent Auditors..............................  F-2

Consolidated Financial Statements

Consolidated Balance Sheets as of December 31, 1999 and
  2000......................................................  F-3
Consolidated Statements of Operations for the years ended
  December 31, 1998, 1999 and 2000..........................  F-4
Consolidated Statements of Stockholders' Deficiency for the
  years ended December 31, 1998, 1999 and 2000..............  F-5
Consolidated Statements of Cash Flows for the years ended
  December 31, 1998, 1999 and 2000..........................  F-6
Notes to Consolidated Financial Statements..................  F-8

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors
RAM Energy, Inc.

    We have audited the accompanying consolidated balance sheets of RAM Energy, Inc. as of December 31, 1999 and 2000, and the related consolidated statements of operations, stockholders' deficiency, and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of RAM
Energy, Inc. at December 31, 1999 and 2000, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

                                          ERNST & YOUNG LLP

Oklahoma City, Oklahoma
March 2, 2001

                                RAM ENERGY, INC.

                          CONSOLIDATED BALANCE SHEETS

                                 (IN THOUSANDS)

                                                                 DECEMBER 31,
                                                              -------------------
                                                                1999       2000
                                                              --------   --------
ASSETS
Current assets (NOTE 6):
  Cash and cash equivalents.................................  $  1,875   $    917
  Accounts receivable:
    Natural gas and oil sales...............................     3,419      5,316
    Joint interest operations, net of allowance for doubtful
     accounts of $472 in 1999 and $532 in 2000..............     1,164      1,691
    Related parties.........................................       219        207
    Other...................................................       184        381
  Prepaid expenses and deposits.............................       361        423
                                                              --------   --------
Total current assets........................................     7,222      8,935

Properties and equipment, at cost (NOTES 6 AND 15):
  Natural gas and oil properties and equipment, based on
    full cost accounting....................................   119,227    124,026
  Gathering and disposal systems............................    39,623     39,677
  Other property and equipment..............................     3,940      4,294
                                                              --------   --------
                                                               162,790    167,997
  Less accumulated amortization and depreciation............    40,103     49,088
                                                              --------   --------
Net properties and equipment................................   122,687    118,909

Other assets:
  Deferred loan costs, net of accumulated amortization of
    $1,042 in 1999 and $1,583 in 2000.......................     1,578      1,084
  Deferred offering costs, net of accumulated amortization
    of $865 in 1999 and $1,281 in 2000 (NOTE 6).............     3,837      3,203
  Other.....................................................       473        705
                                                              --------   --------
Total assets................................................  $135,797   $132,836
                                                              ========   ========

LIABILITIES AND STOCKHOLDERS' DEFICIENCY
Current liabilities:
  Accounts payable:
    Trade...................................................  $  1,372   $  4,369
    Natural gas and oil proceeds due others.................     2,539      5,842
    Related party...........................................       217         --
  Accrued liabilities:
    Compensation............................................       122        876
    Interest................................................     4,707      4,493
    Other...................................................        --        228
  Gas balancing liability...................................       639        639
  Long-term debt due within one year (NOTE 6)...............       103        154
                                                              --------   --------
Total current liabilities...................................     9,699     16,601

Gas balancing liability not expected to be settled within
  one year..................................................     4,509      3,539
Long-term debt due after one year (NOTE 6)..................   129,253    127,426
Deferred income taxes.......................................    11,406      8,768
Commitments and contingencies (NOTES 6, 8 AND 13)...........       600        600

Stockholders' deficiency (NOTE 10):
  Preferred stock, $.01 par value; authorized--5,000,000
    shares; issued and outstanding--none....................        --         --
  Common stock, $.01 par value; authorized--15,000,000
    shares; issued and outstanding--2,727,000 shares........        27         27
  Paid-in capital...........................................        16         16
  Accumulated deficit.......................................   (19,713)   (24,141)
                                                              --------   --------
Stockholders' deficiency....................................   (19,670)   (24,098)
                                                              --------   --------
Total liabilities and stockholders' deficiency..............  $135,797   $132,836
                                                              ========   ========

SEE ACCOMPANYING NOTES.

                                RAM ENERGY, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                                   YEAR ENDED DECEMBER 31,
                                                              ---------------------------------
                                                                1998        1999        2000
                                                              ---------   ---------   ---------
Operating revenues:
  Natural gas and oil sales.................................  $  25,839   $  23,085   $  25,641
  Gathering system..........................................      6,123       9,198      14,100
  Other (NOTE 5)............................................        354         827         294
                                                              ---------   ---------   ---------
Total operating revenues....................................     32,316      33,110      40,035

Operating expenses:
  Natural gas and oil production taxes......................      2,026       1,967       2,762
  Natural gas and oil production expenses...................      6,607       5,826       4,994
  Gathering system purchases................................      4,220       6,621      10,362
  Gathering system operations...............................        496         414         489
  Amortization and depreciation.............................     13,713      12,964      10,091
  Contract termination and severance payments...............         --          --       1,221
  General and administrative, overhead and other expenses,
    net of operator's overhead fees (NOTE 5)................      3,517       4,437       3,353
                                                              ---------   ---------   ---------
Total operating expenses....................................     30,579      32,229      33,272
                                                              ---------   ---------   ---------
Operating income............................................      1,737         881       6,763

Other income (expense):
  Interest expense..........................................    (13,197)    (14,623)    (15,455)
  Interest income...........................................        356         169         148
  Equity in loss of RVC Energy, Inc. (NOTE 2)...............       (693)     (1,307)         --
                                                              ---------   ---------   ---------
Loss before income taxes and extraordinary items............    (11,797)    (14,880)     (8,544)

Income tax benefit--deferred (NOTE 11)......................     (4,200)     (5,650)     (3,200)
                                                              ---------   ---------   ---------
Loss before extraordinary items.............................     (7,597)     (9,230)     (5,344)

Extraordinary gains on purchase of debt, net of income taxes
  of $700 in 1998 and $562 in 2000..........................      1,140          --         916
                                                              ---------   ---------   ---------
Net loss....................................................  $  (6,457)  $  (9,230)  $  (4,428)
                                                              =========   =========   =========

Per share amounts--basic and diluted:
  Loss before extraordinary items...........................  $   (2.79)  $   (3.38)  $   (1.96)
  Extraordinary items.......................................        .42          --         .34
                                                              ---------   ---------   ---------
Net loss....................................................  $   (2.37)  $   (3.38)  $   (1.62)
                                                              =========   =========   =========

Weighted average shares outstanding.........................  2,727,000   2,727,000   2,727,000
                                                              =========   =========   =========

SEE ACCOMPANYING NOTES.

                                RAM ENERGY, INC.

              CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIENCY

                                 (IN THOUSANDS)

                                              PREFERRED     COMMON    PAID-IN    ACCUMULATED   STOCKHOLDERS'
                                                STOCK       STOCK     CAPITAL      DEFICIT      DEFICIENCY
                                             -----------   --------   --------   -----------   -------------
Balance at December 31, 1997...............  $       --      $27        $16        $ (4,026)     $ (3,983)

  Net loss.................................          --       --         --          (6,457)       (6,457)
                                             -----------     ---        ---        --------      --------
Balance at December 31, 1998...............          --       27         16         (10,483)      (10,440)

  Net loss.................................          --       --         --          (9,230)       (9,230)
                                             -----------     ---        ---        --------      --------
Balance at December 31, 1999...............          --       27         16         (19,713)      (19,670)

  Net loss.................................          --       --         --          (4,428)       (4,428)
                                             -----------     ---        ---        --------      --------
Balance at December 31, 2000...............  $       --      $27        $16        $(24,141)     $(24,098)
                                             ===========     ===        ===        ========      ========

SEE ACCOMPANYING NOTES.

                                RAM ENERGY, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)

                                                                 YEAR ENDED DECEMBER 31,
                                                              ------------------------------
                                                                1998       1999       2000
                                                              --------   --------   --------
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss....................................................  $ (6,457)  $(9,230)   $(4,428)
  Adjustments to reconcile net loss to net cash provided
    (used) by operating activities:
    Amortization of Senior Notes discount included in
      interest expense......................................       126       157        157
    Amortization and depreciation:
      Natural gas and oil properties and equipment..........    11,113     9,578      6,861
      Gathering and disposal systems........................     1,625     1,950      1,950
      Senior Notes fees.....................................       395       470        470
      Credit facility fees..................................       358       327        541
      Other property and equipment..........................       222       549        269
    Provision for doubtful accounts receivable and other....        30       116         60
    Gain on sale of other property and equipment............        --        --        (23)
    Extraordinary gain on retirement of debt, net...........    (1,140)       --       (916)
    Equity in loss of RVC Energy, Inc.......................       693     1,307         --
    Deferred income taxes, net..............................    (4,200)   (5,650)    (3,200)
    Cash provided (used) by changes in operating assets and
      liabilities, net of amounts resulting from
      acquisitions:
      Prepaid expenses and deposits.........................       730        70        (62)
      Accounts receivable...................................       383       664     (2,667)
      Accounts payable......................................     1,525    (5,306)     5,593
      Accrued liabilities...................................     4,157      (498)     2,221
      Gas balancing liability...............................       (27)     (472)      (878)
                                                              --------   -------    -------
Total adjustments...........................................    15,990     3,262     10,376
                                                              --------   -------    -------
Net cash provided (used) in operating activities............     9,533    (5,968)     5,948

CASH FLOWS FROM INVESTING ACTIVITIES
Payment for acquisition of Carlton Resources Corporation,
  net of cash acquired......................................   (41,611)       --         --
Payment for acquisition of Ricks properties.................    (6,500)       --         --
Payment for investment in RVC Energy, Inc...................    (2,000)       --         --
Payments for natural gas and oil properties and equipment...   (17,972)   (4,485)    (6,885)
Proceeds from sales of natural gas and oil properties and
  equipment.................................................     2,068     2,903      2,752
Payments for other property and equipment...................      (389)     (283)      (454)
Proceeds from sales of other property and equipment.........        --        26         27
Payments for gathering and disposal systems.................      (184)     (438)       (54)
Payment for other assets....................................      (263)     (197)      (372)
Proceeds from sales of other assets.........................       244       205        141
                                                              --------   -------    -------
Net cash used in investing activities.......................   (66,607)   (2,269)    (4,845)

(CONTINUED ON FOLLOWING PAGE)

                                RAM ENERGY, INC.

                                 (IN THOUSANDS)

                                                                 YEAR ENDED DECEMBER 31,
                                                              ------------------------------
                                                                1998       1999       2000
                                                              --------   --------   --------
CASH FLOWS FROM FINANCING ACTIVITIES
Principal payments on long-term debt........................  $(62,132)  $(8,045)   $(4,942)
Proceeds from borrowings on long-term debt..................    25,129     5,504      6,231
Proceeds from volumetric production payment.................        --     5,000         --
Proceeds from Senior Notes Offering, net of discount........   113,328        --         --
Payments for purchase of Senior Notes.......................    (4,791)       --     (3,303)
Payments for Preferred Stock Redemptions:
  Company Series A and B....................................    (1,474)       --         --
  Carlton Redeemable........................................      (600)       --         --
Payments of deferred offering costs.........................    (5,008)       --         --
Payments for loan origination fees..........................       (23)     (950)       (47)
                                                              --------   -------    -------
Net cash provided (used) by financing activities............    64,429     1,509     (2,061)
                                                              --------   -------    -------
Increase (decrease) in cash and cash equivalents............     7,355    (6,728)      (958)

Cash and cash equivalents at beginning of year..............     1,248     8,603      1,875
                                                              --------   -------    -------
Cash and cash equivalents at end of year....................  $  8,603   $ 1,875    $   917
                                                              ========   =======    =======
DISCLOSURE OF NONCASH INVESTING AND FINANCING ACTIVITIES
Accrued interest added to principal balance of Foothill
  credit facility...........................................  $     --   $    --    $ 1,722
                                                              ========   =======    =======

SEE ACCOMPANYING NOTES.

                                RAM ENERGY, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, ORGANIZATION AND BASIS OF FINANCIAL STATEMENTS

NATURE OF OPERATIONS AND ORGANIZATION

    RAM Energy, Inc. (the "Company") operates exclusively in the upstream segment of the natural gas and oil industry with activities including drilling, completion and operation of natural gas and oil wells. The Company conducts the majority of its operations in the states of Oklahoma, Texas and New Mexico. Additionally, the Company owns and operates a natural gas and oil gathering system and a saltwater disposal operation in north central Oklahoma (the "Gathering System"). The Gathering System purchases, transports and markets natural gas and oil production and disposes of saltwater from properties owned by the Company and other natural gas and oil companies.

PRINCIPLES OF CONSOLIDATION

    The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany transactions have been eliminated.

PROPERTIES AND EQUIPMENT

    The Company follows the full cost method of accounting for natural gas and oil operations. Under this method, all productive and nonproductive costs incurred in connection with the acquisition, exploration and development of natural gas and oil reserves are capitalized. No gains or losses are recognized upon the sale or other disposition of natural gas and oil properties except in transactions which would substantially alter the amortization base of the capitalized costs.

    With the exception of the plugging and abandonment obligation further described in Note 13, the Company does not believe that future costs related to dismantlement, site restoration, and abandonment costs, net of estimated salvage values, will have a significant effect on its results of operations or financial position because the salvage value of equipment and related facilities is expected to approximate or exceed any future expenditures for dismantlement, restoration, or abandonment. The Company has not incurred any net expenditures for costs of this nature during the last three years.

    Under the full cost method, the net book value of natural gas and oil properties, less related deferred income taxes, may not exceed the estimated after-tax future net revenues from proved natural gas and oil properties, discounted at 10% per year (the ceiling limitation). In arriving at estimated future net revenues, estimated lease operating expenses, development costs, abandonment costs, and certain production-related and ad valorem taxes are deducted. In calculating future net revenues, prices and costs in effect at the time of the calculation are held constant indefinitely, except for changes which are fixed and determinable by existing contracts. The net book value is compared to the ceiling limitation on a quarterly and yearly basis. The excess, if any, of the net book value above the ceiling limitation is charged to expense in the period in which it occurs and is not subsequently reinstated. Reserve estimates used in determining estimated future net revenues have been prepared by an independent petroleum engineer.

    The discounted future net revenues at December 31, 2000, include approximately $112.5 million related to undeveloped and nonproducing properties on which estimated discounted capital expenditures of approximately $25.0 million will be required to develop and produce the reserves. The funding for these projects is expected by the Company to be provided from future cash flows from operations and borrowings under its credit facility (see Note 6).

                                RAM ENERGY, INC.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, ORGANIZATION AND BASIS OF FINANCIAL STATEMENTS (CONTINUED)
    The Company has capitalized internal costs of $785,000, $600,000 and $613,000 for the years ended December 31, 1998, 1999 and 2000, respectively. Such capitalized costs include salaries and related benefits of individuals directly involved in the Company's acquisition, exploration and development activities based on the percentage of their time devoted to such activities.

    The Company assesses the recoverability of the book value of the Gathering System on a quarterly basis, or when events occur which indicate an impairment in value may exist. Impairment is recorded if the book value of the Gathering System is in excess of the expected future cash flows from the Gathering System. Accumulated depreciation related to the Gathering System is $3,575,000 and $5,525,000 at December 31, 1999 and 2000, respectively.

    Other property and equipment consists principally of furniture and equipment and leasehold improvements. Other property and equipment and related accumulated amortization and depreciation are relieved upon retirement or sale and the gain or loss is included in operations. Renewals and replacements which extend the useful life of property and equipment are treated as capital additions. Accumulated amortization and depreciation of other property and equipment at December 31, 1999 and 2000, is $3,270,000 and $3,445,000, respectively.

AMORTIZATION AND DEPRECIATION

    Amortization of natural gas and oil properties and equipment is computed based on the unit-of-production method using total proved reserves. Depreciation of gas gathering and disposal facilities is computed on a straight-line method over twenty years. Depreciation on other equipment is computed based on the double-declining balance method over the estimated useful lives of the assets which range from three to ten years. Amortization of leasehold improvements is computed over the term of the associated lease. Amortization of deferred loan origination and debt issuance costs is computed based on the straight-line method over the term of the related debt.

OIL AND GAS SALES AND GAS IMBALANCES

    The Company follows the entitlements method of accounting for natural gas and oil sales, recognizing only its net share of all production sold as revenues. Any amount received in excess of or less than the Company's revenue interest is recorded in the net gas balancing liability.

CASH EQUIVALENTS

    All highly liquid unrestricted investments with a maturity of three months or less when purchased are considered to be cash equivalents.

CREDIT AND MARKET RISK

    The Company sells natural gas and oil to various customers and participates with other parties in the drilling, completion and operation of natural gas and oil wells. Joint interest and natural gas and oil sales receivables related to these operations are generally unsecured. In 2000, approximately 68% of total revenues were to four customers (53% to two customers in 1999), with sales to each comprising 30%, 15%, 12% and 11% (29% and 24% in 1999) of total revenues. For the years ended December 31, 1998, 1999 and 2000, the provisions for doubtful accounts receivable were approximately $30,000,

                                RAM ENERGY, INC.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, ORGANIZATION AND BASIS OF FINANCIAL STATEMENTS (CONTINUED)
$116,000 and $60,000, respectively, while charge-offs of the allowance in those years were approximately $111,000, $15,000 and none, respectively. The Company has established joint interest operations accounts receivable allowances which management believes are adequate for uncollectible amounts at December 31, 1999 and 2000.

USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

FAIR VALUE OF FINANCIAL INSTRUMENTS

    The carrying amounts reported in the balance sheets for cash and cash equivalents, trade receivables and payables, installment notes and variable rate long-term debt approximate their fair values. The carrying value of the Senior Notes exceeded the fair value at December 31, 1999 and 2000, by approximately $62.1 million and $23.2 million, respectively, based on quoted market prices.

HEDGING ACTIVITIES

    The Company attempts to reduce its exposure to unfavorable changes in natural gas prices by utilizing fixed-price physical delivery contracts, basis swaps and options. Gains and losses from transactions designated as hedges are deferred and recognized in income in the periods for which the underlying commodity or interest rate was hedged. The effectiveness of the hedge is measured by a correlation of changes in the fair value of the hedging instruments with changes in the value of the hedged item. If high correlation ceases to exist, hedge accounting will be terminated and gains or losses are recognized in the period of the change.

EARNINGS PER COMMON SHARE

    Basic earnings per share is calculated using income available to common shareowners divided by the weighted average number of common shares outstanding during the year. As the Company had no common stock equivalents in any of the periods presented, diluted earnings per share and basic earnings per share are the same.

RECENT ACCOUNTING PRONOUNCEMENTS

    Statement of Financial Accounting Standards No. 133, as amended, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES, which is required to be adopted in years beginning after June 15, 2000. The Company will adopt the new statement effective January 1, 2001. The statement requires the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not designated or not effective as hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of the derivative will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through

                                RAM ENERGY, INC.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, ORGANIZATION AND BASIS OF FINANCIAL STATEMENTS (CONTINUED) earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will immediately be recognized in earnings.

    Based on the Company's derivative positions and market prices at December 31, 2000, the Company estimates that upon adoption it will record a loss from the cumulative effect of an accounting change of approximately $7,400,000 as a reduction of other comprehensive income. The ultimate impact of the derivative positions held at December 31, 2000, will depend on the changes in market prices at the settlement dates of the derivatives.

RECLASSIFICATIONS

    Certain reclassifications have been made to the prior period statements to conform with the current year presentation.

2. ACQUISITIONS

    On February 24, 1998, the Company acquired Carlton Resources Corporation ("Carlton"), in a stock acquisition accounted for as a purchase, for approximately $41.6 million, net of defined working capital adjustments of $1,000,000. The operations of Carlton are included in the accompanying consolidated financial statements beginning March 1, 1998.

    The following unaudited pro forma results of operations for the year ended December 31, 1998 (in thousands, except per share amounts) gives effect to the acquisition as if consummated on January 1, 1998. The data reflects adjustments of the historical Carlton results for depreciation and amortization of the property and equipment acquired, adjustments of expenses resulting from contractual requirements of the acquisition agreement and incremental interest expense relating to the sale in February 1998 of the Company's Senior Notes (see
Note 6) used to finance the purchase and repay existing debt. The pro forma adjustments are based upon available information and assumptions that management of the Company believes are reasonable. The pro forma results of operations data does not purport to represent the results of operations which would have occurred had such transaction been consummated on January 1, 1998, or the Company's results of operations for any future date or period.

Total operating revenues....................................  $34,458
                                                              =======
Net loss....................................................  $(7,180)
                                                              =======
Net loss per common share...................................  $ (2.63)
                                                              =======

    In August 1998, RVC Energy, Inc. ("RVC"), a Delaware corporation, was formed and, concurrent with the formation, the Company invested $2.0 million in RVC in exchange for 49.5% of RVC's voting common stock and all of RVC's non-voting common stock. RVC is an unrestricted affiliate of the Company accounted for under the equity method of accounting. The Company recognized an impairment charge of approximately $200,000 in 1999 to reduce its recorded investment in RVC to $0 at December 31, 1999. As of December 31, 2000, RVC has divested substantially all assets such that the Company is not expecting any future recovery of this investment.

                                RAM ENERGY, INC.

2. ACQUISITIONS (CONTINUED)
    On August 17, 1998, the Company completed a $6.5 million acquisition of certain proved undeveloped natural gas and oil properties located in South Texas from Rick's Exploration, Inc. ("Rick's").

    The Company's acquisition of the Rick's properties and investment in RVC were funded through borrowings under the Company's Credit Facility (see
Note 6).

3. PROPERTY SALES

    During 1998, 1999 and 2000, the Company sold certain natural gas and oil properties for proceeds of $2,068,000, $2,903,000 and $1,052,000, respectively. No gain or loss was recognized in connection with these sales as such transactions did not substantially alter the amortization base of the capitalized costs.

4. VOLUMETRIC PRODUCTION PAYMENT

    On September 28, 1999, the Company entered into a nonrecourse volumetric production payment agreement (the "Production Payment") with Duke Energy Corporation ("Duke"), pursuant to which the Company must deliver to Duke 2.8 billion cubic feet of natural gas produced from certain of the Company's properties over a five-year period (1.8 billion cubic feet of natural gas remaining to be delivered at December 31, 2000). Such volumes have been excluded from the Company's proved reserves at December 31, 1999 and 2000. Proceeds of the Production Payment were $5.0 million and were recorded as a reduction of natural gas and oil properties and equipment. Of the proceeds, $4.5 million was used by the Company to reduce the outstanding principal balance under its credit facility (see Note 6).

5. RELATED PARTY TRANSACTIONS

    Since its formation the Company acted as manager of RVC and owned the operating rights of RVC's natural gas and oil properties. The Company has received monthly management fees of $50,000 and overhead reimbursements from RVC from its inception through March 2000 at which time RVC had divested substantially all of its assets. During 1998, 1999 and 2000, the Company received $225,000, $600,000 and $150,000, respectively, in management fees as well as $101,000, $309,000 and $43,000, respectively, in overhead reimbursements from RVC. Management fees are reflected in other income while overhead reimbursements have been netted against general and administrative expenses in the accompanying consolidated statements of operations. In February 2000, the Company sold the operating rights of certain RVC natural gas and oil properties resulting in cash proceeds of $1.7 million. Such proceeds have been recorded as a reduction in the carrying value of natural gas and oil properties.

                                RAM ENERGY, INC.

6. LONG-TERM DEBT

    Long-term debt at December 31 consists of the following:

                                                            1999       2000
                                                          --------   --------
                                                            (IN THOUSANDS)
11 1/2% Senior Notes Due 2008 (A).......................  $106,674   $101,887
Revolving note payable (B)..............................    22,500     25,367
Installment loan agreements.............................       182        326
                                                          --------   --------
                                                           129,356    127,580
Less amount due within one year.........................       103        154
                                                          --------   --------
                                                          $129,253   $127,426
                                                          ========   ========

------------------------

(A) In February 1998, the Company completed the sale of $115 million of 11 1/2% Senior Notes ("Notes") Due 2008 in a public offering ("Offering"). The proceeds, net of offering costs of $5,008,720 and discount of $1,672,100, were used principally to pay the outstanding balance under its existing Credit Facility ("Credit Facility") and to acquire Carlton (see Note 2).

    The Notes are senior unsecured obligations of the Company and are redeemable at the option of the Company in whole or in part, at any time on or after February 15, 2005, at prices ranging from 111.50% to 103.84% of face amount to their scheduled maturity in 2008.

    The indenture under which the Notes are issued contains certain covenants, including covenants that limit (i) incurrences of additional indebtedness and issuances of disqualified capital stock, (ii) restricted payments,
    (iii) dividends and other payments affecting subsidiaries,
    (iv) transactions with affiliates and outside directors' fees, (v) asset sales, (vi) liens, (vii) lines of business, (viii) merger, sale or consolidation and (ix) non-refundable acquisition deposits.

    During the fourth quarter of 1998, the Company recognized an extraordinary after-tax gain (net of unamortized deferred offering and original issue discount costs and income taxes) of $1,140,000 or $.42 per share as a result of the purchase of $7,040,000 face amount of the Notes. The Notes were purchased at 64% of the face amount, with accrued interest to the date of purchase. The Company utilized borrowings under its revolving Credit Facility to purchase the Notes. In February 2000, the Company canceled the purchased Notes.

    In August 2000, the Company recognized an extraordinary after-tax gain (net of unamortized deferred offering and original issue discount costs and income taxes) of $916,000 or $.34 per share as a result of the purchase of an additional $5.0 million face amount of the Notes. The Notes were purchased at 66% of face amount and have been canceled by the Company. The Company utilized borrowings under its revolving credit agreement to purchase the Notes.

    At December 31, 1999 and 2000, the unamortized issue discount associated with the Notes totaled $1,286,000 and $1,073,000, respectively.

(B) From February 1998 to December 1999, the Credit Facility bore interest on a sliding scale based on the ratio of the aggregate amount outstanding to the borrowing base of $25 million. The applicable rate could, at the Company's option, be based either on the Eurodollar rate or the creditor's base rate, with the rates ranging from the Eurodollar rate plus 1.375% to 2.0% or the creditor's base rate plus 0.0% to 0.5%. On December 27, 1999, Foothill Capital Corporation

                                RAM ENERGY, INC.

6. LONG-TERM DEBT (CONTINUED)
    ("Foothill") purchased the Credit Facility, assuming all rights and obligations, at which time the facility was amended and restated.

    The Credit Facility, as amended and restated, provides for a three year, $30 million revolving commitment, subject to certain limitations imposed by the Notes indenture. The amount of credit available under the amended and restated Credit Facility at December 31, 2000, was $26.8 million, and will be redetermined monthly. Advances under the amended and restated Credit Facility bear interest, payable monthly, at the Foothill reference rate plus 2.0% per annum, but no less than 8% per annum. The interest rate on outstanding borrowings at December 31, 2000, was 11.5%.

    The Company is required to pay a commitment fee equal to .5% per annum on the amount by which the borrowing base exceeds the aggregate amount outstanding under the Foothill Credit Facility. Amounts outstanding under the Foothill Credit Facility are secured by substantially all current and future assets of the Company and its subsidiaries.

    The Credit Facility contains customary covenants which, among other things, require periodic financial and reserve reporting and limit the Company's incurrence of indebtedness, liens, dividends, loans, mergers, transactions with affiliates, investments and sales of assets, and require the Company to maintain certain financial ratios.

    The amount of required principal payments for the next five years and thereafter, as of December 31, 2000, are as follows: 2001--$154,000; 2002-- $25.5 million; 2003--$0; 2004--$0; 2005--$0; thereafter--$103 million.

    Interest paid in the years ended December 31, 1998, 1999 and 2000 totaled $8,508,000, $14,701,000 and $13,946,000, respectively.

7. SUBSIDIARY GUARANTORS

    The Company's Senior Notes are guaranteed, jointly and severally, on a senior unsecured basis, by all of the Company's current and future subsidiaries (the "Subsidiary Guarantors"). The following table sets forth condensed consolidating financial information of the Subsidiary Guarantors after their acquisition or formation in 1998. There are currently no restrictions on the ability of the Subsidiary Guarantors to transfer funds to the Company in the form of cash dividends, loans or advances.

                                RAM ENERGY, INC.

7. SUBSIDIARY GUARANTORS (CONTINUED)
    The following represents the condensed consolidating balance sheets for the Company and its subsidiaries for the years ended December 31, 2000 and 1999:

                                                                                             TOTAL
                                                             SUBSIDIARY   CONSOLIDATING   CONSOLIDATED
                                                   PARENT    GUARANTORS    ADJUSTMENTS      AMOUNTS
                                                  --------   ----------   -------------   ------------
DECEMBER 31, 2000
Current assets..................................  $  8,080    $ 6,279       $ (5,424)       $  8,935
Property and equipment, net.....................    56,443     62,466             --         118,909
Investment in subsidiary........................    40,972         --        (40,972)             --
Other assets....................................     4,576        416             --           4,992
                                                  --------    -------       --------        --------
Total assets....................................  $110,071    $69,161       $(46,396)       $132,836
                                                  ========    =======       ========        ========

Current liabilities.............................  $ 14,393    $ 7,632       $ (5,424)       $ 16,601
Long-term debt..................................   127,426         --             --         127,426
Other non-current liabilities...................     4,139         --             --           4,139
Deferred income taxes...........................   (11,789)    20,557             --           8,768
                                                  --------    -------       --------        --------
Total liabilities...............................   134,169     28,189         (5,424)        156,934

Stockholders' equity (deficiency)...............   (24,098)    40,972        (40,972)        (24,098)
                                                  --------    -------       --------        --------
Total liabilities and stockholders' equity
  (deficiency)..................................  $110,071    $69,161       $(46,396)       $132,836
                                                  ========    =======       ========        ========

DECEMBER 31, 1999
Current assets..................................  $  6,158    $ 2,753       $ (1,689)       $  7,222
Property and equipment, net.....................    58,019     64,668             --         122,687
Investment in subsidiary........................    45,285         --        (45,285)             --
Other assets....................................     5,617        271             --           5,888
                                                  --------    -------       --------        --------
Total assets....................................  $115,079    $67,692       $(46,974)       $135,797
                                                  ========    =======       ========        ========

Current liabilities.............................  $  9,538    $ 1,850       $ (1,689)       $  9,699
Long-term debt..................................   129,253         --             --         129,253
Other non-current liabilities...................     5,109         --             --           5,109
Deferred income taxes...........................    (9,151)    20,557             --          11,406
                                                  --------    -------       --------        --------
Total liabilities...............................   134,749     22,407         (1,689)        155,467

Stockholders' equity (deficiency)...............   (19,670)    45,285        (45,285)        (19,670)
                                                  --------    -------       --------        --------
Total liabilities and stockholders' equity
  (deficiency)..................................  $115,079    $67,692       $(46,974)       $135,797
                                                  ========    =======       ========        ========

                                RAM ENERGY, INC.

7. SUBSIDIARY GUARANTORS (CONTINUED)
    The following represents the condensed consolidating statements of operations and statements of cash flows for the Company and its subsidiaries for the years ended December 31, 2000, 1999 and 1998:

                                                                                             TOTAL
                                                             SUBSIDIARY   CONSOLIDATING   CONSOLIDATED
                                                   PARENT    GUARANTORS    ADJUSTMENTS      AMOUNTS
                                                  --------   ----------   -------------   ------------
YEAR ENDED DECEMBER 31, 2000
Operating revenues..............................  $ 19,786    $20,249        $    --        $ 40,035
Operating expenses..............................    16,562     16,710             --          33,272
                                                  --------    -------        -------        --------
Operating income................................     3,224      3,539             --           6,763
Other income (expense)..........................   (11,768)        65         (3,604)        (15,307)
                                                  --------    -------        -------        --------
Income (loss) before income taxes and
  extraordinary item............................    (8,544)     3,604         (3,604)         (8,544)
Income taxes....................................    (3,200)        --             --          (3,200)
                                                  --------    -------        -------        --------
Income (loss) before extraordinary item.........    (5,344)     3,604         (3,604)         (5,344)
Extraordinary item, net.........................       916         --             --             916
                                                  --------    -------        -------        --------
Net income (loss)...............................  $ (4,428)   $ 3,604        $(3,604)       $ (4,428)
                                                  ========    =======        =======        ========

Cash flows provided (used) in operating
  activities....................................  $ (4,225)   $10,173        $    --        $  5,948
Cash flows provided (used) in investing
  activities....................................    (3,109)    (1,736)            --          (4,845)
Cash flows provided (used) in financing
  activities....................................     5,855     (7,916)            --          (2,061)
                                                  --------    -------        -------        --------
Increase (decrease) in cash and cash
  equivalents...................................    (1,479)       521             --            (958)
Cash and cash equivalents at beginning of
  year..........................................     1,848         27             --           1,875
                                                  --------    -------        -------        --------
Cash and cash equivalents at end of year........  $    369    $   548        $    --        $    917
                                                  ========    =======        =======        ========

YEAR ENDED DECEMBER 31, 1999
Operating revenues..............................  $ 18,694    $14,416        $    --        $ 33,110
Operating expenses..............................    18,257     13,972             --          32,229
                                                  --------    -------        -------        --------
Operating income................................       437        444             --             881
Other income (expense)..........................   (15,317)        43           (487)        (15,761)
                                                  --------    -------        -------        --------
Income (loss) before income taxes...............   (14,880)       487           (487)        (14,880)
Income taxes....................................    (5,650)        --             --          (5,650)
                                                  --------    -------        -------        --------
Income (loss)...................................  $ (9,230)   $   487        $  (487)       $ (9,230)
                                                  ========    =======        =======        ========

Cash flows provided (used) in operating
  activities....................................  $ (9,788)   $ 3,820        $    --        $ (5,968)
Cash flows provided (used) in investing
  activities....................................       816     (3,085)            --          (2,269)
Cash flows provided (used) in financing
  activities....................................     3,473     (1,964)            --           1,509
                                                  --------    -------        -------        --------
Increase (decrease) in cash and cash
  equivalents...................................    (5,499)    (1,229)            --          (6,728)
Cash and cash equivalents at beginning of
  year..........................................     7,347      1,256             --           8,603
                                                  --------    -------        -------        --------
Cash and cash equivalents at end of year........  $  1,848    $    27        $    --        $  1,875
                                                  ========    =======        =======        ========

                                RAM ENERGY, INC.

7. SUBSIDIARY GUARANTORS (CONTINUED)

                                                                                             TOTAL
                                                             SUBSIDIARY   CONSOLIDATING   CONSOLIDATED
                                                   PARENT    GUARANTORS    ADJUSTMENTS      AMOUNTS
                                                  --------   ----------   -------------   ------------
YEAR ENDED DECEMBER 31, 1998
Operating revenues..............................  $ 21,318    $10,998        $    --        $ 32,316
Operating expenses..............................    19,916     10,663             --          30,579
                                                  --------    -------        -------        --------
Operating income................................     1,402        335             --           1,737
Other income (expense)..........................   (13,199)        40           (375)        (13,534)
                                                  --------    -------        -------        --------
Income (loss) before income taxes and
  extraordinary item............................   (11,797)       375           (375)        (11,797)
Income taxes....................................    (4,200)        --             --          (4,200)
                                                  --------    -------        -------        --------
Income (loss) before extraordinary item.........    (7,597)       375           (375)         (7,597)
Extraordinary gain, net.........................     1,140         --             --           1,140
                                                  --------    -------        -------        --------
Net income (loss)...............................  $ (6,457)   $   375        $  (375)       $ (6,457)
                                                  ========    =======        =======        ========

Cash flows provided (used) in operating
  activities....................................  $  5,953    $ 3,580        $    --        $  9,533
Cash flows provided (used) in investing
  activities....................................   (64,372)    (2,235)            --         (66,607)
Cash flows provided (used) in financing
  activities....................................    64,726       (297)            --          64,429
                                                  --------    -------        -------        --------
Increase (decrease) in cash and cash
  equivalents...................................     6,307      1,048             --           7,355
Cash and cash equivalents at beginning of
  year..........................................     1,040        208             --           1,248
                                                  --------    -------        -------        --------
Cash and cash equivalents at end of year........  $  7,347    $ 1,256        $    --        $  8,603
                                                  ========    =======        =======        ========

    The Company has not allocated any portion of its long-term debt or related accounts, including accrued interest payable, unamortized debt issue costs and unamortized issue discount to its subsidiaries. In addition, the Company has not allocated general and administrative expenses, interest charges or income taxes to its subsidiaries. Accordingly, the above condensed consolidating information is not intended to present the Company's subsidiaries on a stand-alone basis.

8. OPERATING LEASES

    The Company leases office space, equipment and vehicles under noncancelable operating lease agreements which expire at various dates through 2001. The leases provide that the Company pay insurance, taxes and maintenance related to the leased assets. Rent expense of $429,000, $449,000 and $324,000 was incurred under operating leases in the years ended December 31, 1998, 1999 and 2000, respectively.

    Future minimum lease payments for these operating leases and future minimum sublease receipts due under noncancelable subleases for 2001 are $321,000 and $95,000, respectively (none beyond 2001).

                                RAM ENERGY, INC.

9. DEFINED CONTRIBUTION PLAN

    The Company sponsors a 401(k) defined contribution plan for the benefit of substantially all employees. The plan allows eligible employees to contribute up to 17.5% of their annual compensation, not to exceed approximately $10,500 in 2000. Employer contributions to the plan are discretionary. Company contributions to the plan in 1998, 1999 and 2000 were $100,000, none and $80,000, respectively.

10. CAPITAL STOCK

COMMON STOCK

    Pursuant to a Special Retainer Agreement effective July 1, 1998, as amended, the Board of Directors granted an outside counsel an option to purchase 50,000 shares of the Company's common stock. Pursuant to the terms of the Stock Option Agreement, 16,666 shares vested on August 1, 1998, 1999 and 2000, respectively, or become fully vested upon occurrence of certain specified events, and are exercisable through June 30, 2008. On March 5, 1999, the Board of Directors set the exercise price at $7.33, an amount which management believes approximates the per common share value of the Company at the grant date and December 31, 1998 and 1999 and August 1, 2000. Consequently, no compensation expense related to the grant has been recognized in the statements of operations.

    Additionally, the Board of Directors approved the 1998 Stock Incentive Plan and reserved 550,000 shares of Common Stock which may be granted under the plan. No grants have been made at December 31, 2000.

PREFERRED STOCK

    The Company has an authorized class of Preferred Stock consisting of 5,000,000 shares, none of which are issued and outstanding. The Board of Directors is authorized, subject to any limitations prescribed by law, without further stockholder approval, to issue shares of Preferred Stock from time to time. The Board of Directors may designate one or more series of Preferred Stock. Each such series of Preferred Stock shall have such number of shares, designations, preferences, voting powers, qualifications and special or relative rights or privileges as shall be determined by the Board of Directors, which may include, among others, dividend rights, voting rights, redemption and sinking fund provisions, liquidation preferences and conversion rights.

    In connection with a change in capital structure in 1997, the Company called for redemption in November 1997 and December 1997, respectively, of the previously outstanding Series A and Series B noncumulative preferred shares for $10 per share or a total of $1,474,000. Such redemptions were completed by February 1998.

                                RAM ENERGY, INC.

11. INCOME TAXES

    Deferred income taxes of the Company reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities as of December 31 are as follows:

                                                              1999       2000
                                                            --------   --------
                                                              (IN THOUSANDS)
DEFERRED TAX ASSETS
Financial charges which are deferred for tax purposes.....  $    47    $   333
Minimum and investment tax credit carryforwards...........      372        122
Net operating loss carryforwards..........................   13,399     16,397
                                                            -------    -------
  Deferred tax assets.....................................   13,818     16,852

DEFERRED TAX LIABILITIES
Intangible drilling costs capitalized for financial
  purposes and expensed for tax purposes..................    5,966      7,053
Financial bases in excess of tax bases on net assets of
  Carlton acquired........................................   19,258     18,567
                                                            -------    -------
  Deferred tax liabilities................................   25,224     25,620
                                                            -------    -------
Net deferred income tax liabilities.......................  $11,406    $ 8,768
                                                            =======    =======

    The reconciliation of income taxes computed at the U.S. Federal statutory tax rates to the Company's income tax benefit based on loss before income taxes and extraordinary item for the years ended December 31 is as follows:

                                                      1998       1999       2000
                                                    --------   --------   --------
                                                            (IN THOUSANDS)
Income tax benefit at statutory rate..............  $(4,129)   $(5,194)   $(2,990)
State income taxes................................     (353)      (445)      (256)
Other.............................................      282        (11)        46
                                                    -------    -------    -------
Income tax benefit--deferred......................  $(4,200)   $(5,650)   $(3,200)
                                                    =======    =======    =======

    At December 31, 2000, the Company has federal income tax net operating loss carryforwards of approximately $43 million which begin expiring in 2005.

12. CONTRACT TERMINATION AND SEVERANCE PAYMENTS

    In March 2000, the Company closed its Oklahoma City accounting and Midland, Texas operations offices and outsourced its accounting function. A total charge of $337,000 has been reflected in the consolidated statement of operations. Such charge consists of $220,000 in severance payments to affected employees and $107,000 related to the termination of certain operating lease contracts.

    In December 2000, the Company elected to terminate its Special Severance Agreement with the Chairman of the Board and to execute a new Employment Contract with him. Total benefits to be paid in connection with the contract termination are $884,000, of which $164,000 was paid in

                                RAM ENERGY, INC.

12. CONTRACT TERMINATION AND SEVERANCE PAYMENTS (CONTINUED)
December 2000; $720,000 has been accrued at December 31, 2000 and is required to be paid by May 31, 2001.

13. COMMITMENTS AND CONTINGENCIES

    In 1996, the Company's predecessor sold an natural gas and oil property located in Louisiana state waters in Plaquemines Parish. The property included several uneconomical wells for which the Company estimated the plugging and abandonment ("P&A") obligation to be approximately $1,020,000. The purchaser provided a letter of credit and a bond totaling $420,000 to ensure funding of a portion of the P&A obligation. The P&A obligation would revert to the Company in the event the purchaser does not complete the required P&A activities. As a result, in connection with the sale the Company recorded a contingent liability of $600,000, which is included in the accompanying consolidated balance sheets.

    The Company has established severance agreements for certain senior officers and directors of the Company. These agreements provide for severance benefits to be paid upon involuntary separation as a result of actions taken by the Company or its successors. Benefits under the agreements are principally based upon length of service to the Company. The covered officers and directors are not entitled to these separation benefits upon voluntary separation, including retirement. At December 31, 2000, the severance benefits under these agreements were approximately $1.8 million. A provision for these benefits would not be made unless an involuntary termination was probable.

    Pursuant to a Special Retainer Agreement effective July 1, 1998, as amended, the Company is obligated to pay an outside counsel approximately $294,000 in the event that the agreement is terminated by reason of expiration of term, by counsel for good reason, by reason of change in control, or by the Company at will. A provision for the payment would not be made unless termination of the agreement was probable.

    The Company is involved in legal proceedings and litigation arising in the ordinary course of business. In the opinion of management, the outcome of such matters will not have a material adverse effect on the Company's financial position or results of operations.

14. FIXED PRICE CONTRACTS

    The Company periodically enters into fixed price physical delivery contracts, basis swaps, and options to reduce its exposure to unfavorable changes in natural gas prices which are subject to significant and often volatile fluctuation. These contracts allow the Company to predict with greater certainty the effective gas prices to be received from its hedged production. At December 31, 2000, the Company had contracts to deliver 2,430,000 MMbtu at an average price of $3.84 in 2001.

                                RAM ENERGY, INC.

15. NATURAL GAS AND OIL PRODUCING ACTIVITIES

    Capitalized costs relating to natural gas and crude oil producing activities and related accumulated depreciation and amortization at December 31 are summarized as follows:

                                                            1999       2000
                                                          --------   --------
                                                            (IN THOUSANDS)
Proved natural gas and crude oil properties.............  $119,227   $124,026
Accumulated depreciation and amortization...............   (33,329)   (40,118)
                                                          --------   --------
                                                          $ 85,898   $ 83,908
                                                          ========   ========

    Costs incurred in natural gas and oil producing activities for the years ended December 31 are as follows:

                                                     1998          1999          2000
                                                   --------      --------      --------
                                                     (IN THOUSANDS, EXCEPT PER MCFE)
Acquisition of proved properties.................  $30,907        $   --        $   --
Development costs................................  $17,972        $3,625        $4,464
Exploration costs................................  $    --        $  860        $2,421
Amortization rate per equivalent Mcf.............  $   .93        $  .92        $  .82

16. SUPPLEMENTARY NATURAL GAS AND OIL RESERVE INFORMATION (UNAUDITED)

    The Company has interests in natural gas and crude oil properties that are principally located in Oklahoma, Texas and New Mexico. The Company does not own or lease any natural gas and oil properties outside the United States.

    The Company retains independent engineering firms to provide year-end estimates of the Company's future net recoverable natural gas, oil and natural gas liquids reserves. Estimated proved net recoverable reserves as shown below include only those quantities that can be expected to be commercially recoverable at prices and costs in effect at the balance sheet dates under existing regulatory practices and with conventional equipment and operating methods.

    Proved developed reserves represent only those reserves expected to be recovered through existing wells. Proved undeveloped reserves include those reserves expected to be recovered from new wells on undrilled acreage or from existing wells on which a relatively major expenditure is required for recompletion.

                                RAM ENERGY, INC.

16. SUPPLEMENTARY NATURAL GAS AND OIL RESERVE INFORMATION (UNAUDITED)
(CONTINUED)
    Net quantities of proved developed and undeveloped reserves of natural gas and oil, including condensate and natural gas liquids, are summarized as follows:

                                                 NATURAL GAS            CRUDE OIL
                                             (MILLION CUBIC FEET)   (THOUSAND BARRELS)
                                             --------------------   ------------------
December 31, 1997..........................         81,912                 3,367

Extensions and discoveries.................          8,706                   238
Sales of reserves in place.................         (4,530)                 (155)
Purchases of reserves in place.............         36,983                   771
Revisions of previous estimates............         (4,382)                  (48)
Production.................................         (8,795)                 (520)
                                                   -------                 -----
December 31, 1998..........................        109,894                 3,653

Extensions and discoveries.................          4,942                   318
Sales of reserves in place.................         (4,481)                 (226)
Purchases of reserves in place.............             --                    --
Revisions of previous estimates............           (308)                  224
Production.................................         (8,283)                 (362)
                                                   -------                 -----
December 31, 1999..........................        101,764                 3,607

Extensions and discoveries.................          9,654                   123
Sales of reserves in place.................           (781)                  (74)
Purchases of reserves in place.............             --                    --
Revisions of previous estimates............         12,836                   465
Production.................................         (6,661)                 (295)
                                                   -------                 -----
December 31, 2000..........................        116,812                 3,826
                                                   =======                 =====

Proved developed reserves:
  December 31, 1997........................         56,516                 2,436
  December 31, 1998........................         77,035                 2,760
  December 31, 1999........................         68,134                 2,901
  December 31, 2000........................         81,997                 3,102

    The following is a summary of a standardized measure of discounted net cash flows related to the Company's proved natural gas and oil reserves. For these calculations, estimated future cash flows from estimated future production of proved reserves were computed using natural gas and crude oil prices as of the end of the period presented. Future development and production costs attributable to the proved reserves were estimated assuming that existing conditions would continue over the economic lives of the individual leases and costs were not escalated for the future. Estimated future income tax expenses were calculated by applying future statutory tax rates (based on the current tax law adjusted for permanent differences and tax credits) to the estimated future pretax net cash flows related to proved crude oil and natural gas reserves, less the tax basis of the properties involved.

    The Company cautions against using this data to determine the fair value of its natural gas and oil properties. To obtain the best estimate of fair value of the natural gas and oil properties, forecasts of future economic conditions, varying discount rates, and consideration of other than proved reserves would have to be incorporated into the calculation. In addition, there are significant uncertainties

                                RAM ENERGY, INC.

16. SUPPLEMENTARY NATURAL GAS AND OIL RESERVE INFORMATION (UNAUDITED) (CONTINUED) inherent in estimating quantities of proved reserves and in projecting rates of production that impair the usefulness of the data.

    The standardized measure of discounted future net cash flows relating to proved natural gas and crude oil reserves at December 31 are summarized as follows:

                                                                1998        1999        2000
                                                              ---------   ---------   ---------
                                                                       (IN THOUSANDS)
Future cash inflows.........................................  $ 266,000   $ 293,097   $ 789,250
Future production and development costs.....................   (105,544)   (113,272)   (188,139)
Future income tax expenses..................................    (20,704)    (26,450)   (194,254)
                                                              ---------   ---------   ---------
Future net cash flows.......................................    139,752     153,375     406,857

10% annual discount for estimated timing of cash flows......    (66,061)    (74,387)   (196,167)
                                                              ---------   ---------   ---------
Standardized measure of discounted future net cash flows....  $  73,691   $  78,988   $ 210,690
                                                              =========   =========   =========

    The following are the principal sources of change in the standardized measure of discounted future net cash flows of the Company for each of the three years in the period ended December 31, 2000:

                                                                1998        1999        2000
                                                              ---------   ---------   ---------
                                                                       (IN THOUSANDS)
Discounted future net cash flows at beginning of year.......  $  79,438   $  73,691   $  78,988

Changes during the year:
  Sales and transfers of natural gas and crude oil produced,
    net of production costs.................................    (17,206)    (15,292)    (18,005)
  Net changes in prices and production costs................    (37,978)     23,037     169,418
  Extensions and discoveries, less related costs............      3,757       7,181      26,486
  Development costs incurred and revisions..................     16,065       2,717       2,174
  Sales of reserves in place................................     (2,762)     (6,366)       (916)
  Purchases of reserves in place............................     24,583          --          --
  Revisions of previous quantity estimates..................     (5,917)     (7,535)     33,393
  Net change in income taxes................................     14,212      (2,705)    (78,672)
  Accretion of discount.....................................     10,456       8,462       9,261
  Other.....................................................    (10,957)     (4,202)    (11,437)
                                                              ---------   ---------   ---------
  Net change................................................     (5,747)      5,297     131,702
                                                              ---------   ---------   ---------
Discounted future net cash flows at end of year.............  $  73,691   $  78,988   $ 210,690
                                                              =========   =========   =========

    Prices used in computing these calculations of future cash flows from estimated future production of proved reserves were $8.95, $22.76 and $23.75 per barrel of crude oil at December 31, 1998, 1999 and 2000, respectively, and $2.12, $2.07 and $5.98 per thousand cubic feet of natural gas at December 31, 1998, 1999 and 2000, respectively. Such prices do not include the effect of the Company's fixed price contracts designated as hedges.

--------------------------------------------------------------------------------

                                     [LOGO]

                                RAM ENERGY, INC.

                                        SHARES
                                  COMMON STOCK

                               ------------------

                                   PROSPECTUS
                               ------------------

                               CIBC WORLD MARKETS

                                        , 2001

--------------------------------------------------------------------------------

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. NO DEALER, SALESPERSON OR OTHER PERSON IS AUTHORIZED TO GIVE INFORMATION THAT IS NOT CONTAINED IN THIS PROSPECTUS. THIS PROSPECTUS IS NOT AN OFFER TO SELL NOR IS IT SEEKING AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS CORRECT ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF THE DELIVERY OF THIS PROSPECTUS OR ANY SALE OF THESE SECURITIES.

UNTIL             , 2001 (25 DAYS AFTER THE COMMENCEMENT OF THE OFFERING), ALL
DEALERS THAT EFFECT TRANSACTIONS IN THESE SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE DEALERS' OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    Set forth below is an itemization of the costs expected to be incurred in connection with the offer and sale of the securities registered hereby. With the exception of the Securities Act and NASD fees, all amounts are estimates.

Securities Act Registration Fee.............................  $18,750
NASD Filing Fee.............................................    8,000
Printing and Engraving Expenses.............................     *
Legal Fees and Expenses.....................................     *
Accounting Fees and Expenses................................     *
Independent Petroleum Engineer Fees.........................     *
Transfer Agent Fees.........................................     *
Miscellaneous...............................................     *
                                                              -------
  Total.....................................................  $  *
                                                              =======

------------------------

*   To be completed by amendment.

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    Section 145 of the General Corporation Law of Delaware, under which the Registrant is incorporated, permits indemnification against judgments, fines and amounts paid in settlements, expenses, including attorneys' fees, actually and reasonably incurred by such persons in connection with any action, suit or proceeding in which such a person is a party by reason of his being or having been a director, employee or agent of the Registrant, or of any corporation, partnership, joint venture, trust or other enterprise in which he served as such at the request of the Registrant, provided that he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, and provided further (if the threatened, pending or completed action or suit is by or in the right of the corporation) that he shall not have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation (unless the court determines that indemnity would nevertheless be proper under the circumstances).
Article VIII of the Registrant's Amended and Restated Certificate of Incorporation provides for indemnification of the Registrant's directors and officers. The Delaware General Corporation Law also permits the Registrant to purchase and maintain insurance on behalf of the Registrant's directors and officers against any liability arising out of their status as such, whether or not Registrant would have the power to indemnify them against such liability. These provisions may be sufficiently broad to indemnify such persons for liabilities arising under the Securities Act of 1933 (the "Securities Act").

    The Registrant has entered into indemnity agreements with each of its directors and executive officers. Under each indemnity agreement, the Registrant will pay on behalf of the indemnitee, and his executors, administrators and heirs, any amount which he is or becomes legally obligated to pay because of
(i) any claim or claims from time to time threatened or made against him by any person because of any act or omission or neglect or breach of duty, including any actual or alleged error or misstatement or misleading statement, which he commits or suffers while acting in his capacity as a director and/or officer of the Registrant or an affiliate or (ii) being a party, or being threatened to be made a party, to any threatened, pending or contemplated action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was an officer, director, employee or agent of the Registrant or an affiliate or is or was serving at the request of the Registrant as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. The payments which the Registrant will be obligated to make hereunder shall include, INTER ALIA, damages, charges, judgments, fines, penalties, settlements and costs, cost of investigation and cost of defense of legal, equitable or criminal actions, claims or proceedings and appeals therefrom, and costs of attachment, supersedeas, bail, surety or other bonds. The Registrant also provides liability insurance for each of its directors and executive officers.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES.

    None.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

    (a) Exhibits

EXHIBIT
NUMBER                                          DESCRIPTION                               METHOD OF FILING
-------                 ------------------------------------------------------------  ------------------------
 1                      Form of Underwriting Agreement                                *

 3.1                    Registrant's Amended and Restated Certificate of              (2)[3.1]
                          Incorporation

 3.1.1                  Form of Amendment to Registrant's Amended and Restated        (1)
                          Certificate of Incorporation

 3.2                    Registrant's Amended and Restated Bylaws                      (2)[3.2]

 4.1                    Form of Common Stock Certificate                              *

 4.2                    Indenture dated as of February 24, 1998 among the             (3)[4.1]
                          Registrant, as issuer, RB Operating Company and RLP Gulf
                          States, L.L.C., as Subsidiary Guarantors, and United
                          States Trust Company of New York, as trustee with respect
                          to 11 1/2% Senior Notes due 2008

 4.3                    Form of 11 1/2% Senior Notes due 2008 (included in Exhibit
                          4.2)

 4.4                    Supplemental Indenture dated February 24, 1998 among the      (3)[4.2]
                          Registrant, the Subsidiary Guarantors, the Additional
                          Guarantors and United States Trust Company of New York, as
                          Trustee

 4.5                    Registrant's Amended and Restated Certificate of
                          Incorporation (filed as Exhibit 3.1)

 4.5.1                  Form of Amendment to Registrant's Amended and Restated
                          Certificate of Incorporation (filed as Exhibit 3.1.1)

 4.6                    Registrant's Amended and Restated Bylaws (filed as Exhibit
                          3.2)

 5                      Opinion of McAfee & Taft A Professional Corporation,          *
                          including consent

10.1**                  RAM Energy, Inc. 1998 Stock Incentive Stock Option Plan       (2)[10.4]

10.2**                  Special Severance Agreement between the Registrant and        (2)[10.5]
                          William W. Talley II dated as of December 31, 1997

10.3**                  Employment Agreement between the Registrant and Larry E. Lee  (2)[10.6]
                          dated as of December 1, 2000

EXHIBIT
NUMBER                                          DESCRIPTION                               METHOD OF FILING
-------                 ------------------------------------------------------------  ------------------------
10.3.1**                Amendment to Employment Agreement between the Registrant and  (4)[10.5]
                          Larry E. Lee

10.4**                  Employment Agreement between the Registrant and John          (4)[10.7]
                          Longmire dated as of December 1, 2000

10.5**                  Employment Agreement between the Registrant and Larry Rampey  (4)[10.8]
                          dated as of December 1, 2000

10.6**                  Employment Agreement between the Registrant and Drake Smiley  (4)[10.9]
                          dated as of December 1, 2000

10.7**                  Employment Agreement between the Registrant and William W.    (4)[10.7]
                          Talley II dated as of December 1, 2000

10.8**                  Form of Registrant's Indemnity Agreement                      (2)[10.8]

10.9                    Amended and Restated Loan and Security Agreement among        (5)[10.15]
                          Registrant, as Borrower, Financial Institutions named
                          therein and Foothill Capital Corporation, as Agent dated
                          December 27, 1999 (the "Credit Agreement")

10.10                   Form of Amended and Restated Revolving Note under the Credit
                          Agreement (included in Exhibit 10.9)

21                      Subsidiaries of Registrant                                    (4)[21]

23.1                    Consent of Ernst & Young LLP                                  (1)

23.2                    Consent of McAfee & Taft A Professional Corporation           *
                          (included in Exhibit 5)

23.3                    Consent of Garb Grubbs Harris & Associates (formerly          (1)
                          Forrest A. Garb & Associates, Inc.)

24                      Power of Attorney                                             (1)

------------------------

*   To be filed by amendment.

**  Management contract or compensatory plan or arrangement.

(1) Filed herewith.

(2) Filed as an exhibit to the Registrant's Registration Statement on Form S-1 (Registration No. 333-42641) as the exhibit number indicated in brackets and incorporated by reference herein.

(3) Filed as an exhibit to the Registrant's current report on Form 8-K filed March 10, 1998 as the exhibit number indicated in brackets and incorporated by reference herein.

(4) Filed as an exhibit to the Registrant's annual report on Form 10-K for the year ended December 31, 2000 as the exhibit number indicated in brackets and incorporated by reference herein.

(5) Filed as an exhibit to the Registrant's annual report on Form 10-K for the year ended December 31, 1999 as the exhibit number indicated in brackets and incorporated by reference herein.

    (b) Financial Statement Schedules--None

ITEM 17.  UNDERTAKINGS.

    The undersigned Registrant hereby undertakes to provide to the Representatives of the Underwriter at the closing specified in the Underwriting Agreement certificates for Common Stock in such denominations and registered in such names as required by the Representatives of the Underwriters to permit prompt delivery to each purchaser of Common Stock.

    The undersigned Registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of the registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this Registration Statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 14, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Oklahoma City, State of Oklahoma, on May 8, 2001.

                                                       RAM ENERGY, INC.

                                                       By                /s/ LARRY E. LEE
                                                            -----------------------------------------
                                                                          Larry E. Lee,
                                                              PRESIDENT AND CHIEF EXECUTIVE OFFICER

    Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated.

                      SIGNATURE                                   TITLE                    DATE
                      ---------                                   -----                    ----
              /s/ WILLIAM W. TALLEY II
     -------------------------------------------       Chairman of the Board and       May 8, 2001
                William W. Talley II                     Director

                                                       President and Chief
                  /s/ LARRY E. LEE                       Executive Officer and
     -------------------------------------------         Director (Principal           May 8, 2001
                    Larry E. Lee                         Executive Officer)

                                                       Senior Vice President,
                                                         Secretary, Treasurer and
                /s/ JOHN M. LONGMIRE                     Chief Financial Officer
     -------------------------------------------         (Principal Financial          May 8, 2001
                  John M. Longmire                       Officer and Principal
                                                         Accounting Officer)

               /s/ GERALD R. MARSHALL
     -------------------------------------------       Director                        May 8, 2001
                 Gerald R. Marshall

                 /s/ JOHN M. REARDON
     -------------------------------------------       Director                        May 8, 2001
                   John M. Reardon

                               INDEX TO EXHIBITS

EXHIBIT
NUMBER                                          DESCRIPTION                               METHOD OF FILING
-------                 ------------------------------------------------------------  ------------------------
 1                      Form of Underwriting Agreement                                *

 3.1                    Registrant's Amended and Restated Certificate of              (2)[3.1]
                          Incorporation

 3.1.1                  Form of Amendment to Registrant's Amended and Restated        (1)
                          Certificate of Incorporation

 3.2                    Registrant's Amended and Restated Bylaws                      (2)[3.2]

 4.1                    Form of Common Stock Certificate                              *

 4.2                    Indenture dated as of February 24, 1998 among the             (3)[4.1]
                          Registrant, as issuer, RB Operating Company and RLP Gulf
                          States, L.L.C., as Subsidiary Guarantors, and United
                          States Trust Company of New York, as trustee with respect
                          to 11 1/2% Senior Notes due 2008

 4.3                    Form of 11 1/2% Senior Notes due 2008 (included in Exhibit
                          4.2)

 4.4                    Supplemental Indenture dated February 24, 1998 among the      (3)[4.2]
                          Registrant, the Subsidiary Guarantors, the Additional
                          Guarantors and United States Trust Company of New York, as
                          Trustee

 4.5                    Registrant's Amended and Restated Certificate of
                          Incorporation (filed as Exhibit 3.1)

 4.5.1                  Form of Amendment to Registrant's Amended and Restated
                          Certificate of Incorporation (filed as Exhibit 3.1.1)

 4.6                    Registrant's Amended and Restated Bylaws (filed as Exhibit
                          3.2)

 5                      Opinion of McAfee & Taft A Professional Corporation,          *
                          including consent

10.1**                  RAM Energy, Inc. 1998 Stock Incentive Stock Option Plan       (2)[10.4]

10.2**                  Special Severance Agreement between the Registrant and        (2)[10.5]
                          William W. Talley II dated as of December 31, 1997

10.3**                  Employment Agreement between the Registrant and Larry E. Lee  (2)[10.6]
                          dated as of December 1, 2000

10.3.1**                Amendment to Employment Agreement between the Registrant and  (4)[10.5]
                          Larry E. Lee

10.4**                  Employment Agreement between the Registrant and John          (4)[10.7]
                          Longmire dated as of December 1, 2000

10.5**                  Employment Agreement between the Registrant and Larry Rampey  (4)[10.8]
                          dated as of December 1, 2000

10.6**                  Employment Agreement between the Registrant and Drake Smiley  (4)[10.9]
                          dated as of December 1, 2000

10.7**                  Employment Agreement between the Registrant and William W.    (4)[10.7]
                          Talley II dated as of December 1, 2000

10.8**                  Form of Registrant's Indemnity Agreement                      (2)[10.8]

EXHIBIT
NUMBER                                          DESCRIPTION                               METHOD OF FILING
-------                 ------------------------------------------------------------  ------------------------
10.9                    Amended and Restated Loan and Security Agreement among        (5)[10.15]
                          Registrant, as Borrower, Financial Institutions named
                          therein and Foothill Capital Corporation, as Agent dated
                          December 27, 1999 (the "Credit Agreement")

10.10                   Form of Amended and Restated Revolving Note under the Credit
                          Agreement (included in Exhibit 10.9)

21                      Subsidiaries of Registrant                                    (4)[21]

23.1                    Consent of Ernst & Young LLP                                  (1)

23.2                    Consent of McAfee & Taft A Professional Corporation           *
                          (included in Exhibit 5)

23.3                    Consent of Garb Grubbs Harris & Associates (formerly          (1)
                          Forrest A. Garb & Associates, Inc.)

24                      Power of Attorney                                             (1)

------------------------

*   To be filed by amendment.

**  Management contract or compensatory plan or arrangement.

(1) Filed herewith.

(2) Filed as an exhibit to the Registrant's Registration Statement on Form S-1 (Registration No. 333-42641) as the exhibit number indicated in brackets and incorporated by reference herein.

(3) Filed as an exhibit to the Registrant's current report on Form 8-K filed March 10, 1998 as the exhibit number indicated in brackets and incorporated by reference herein.

(4) Filed as an exhibit to the Registrant's annual report on Form 10-K for the year ended December 31, 2000 as the exhibit number indicated in brackets and incorporated by reference herein.

(5) Filed as an exhibit to the Registrant's annual report on Form 10-K for the year ended December 31, 1999 as the exhibit number indicated in brackets and incorporated by reference herein.